Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200141

FLORIDA BANK GROUP, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JANUARY 13, 2015

IBERIABANK CORPORATION

PROSPECTUS

COMMON STOCK

To the Shareholders of Florida Bank Group, Inc.:

Merger Proposal — Your Vote Is Very Important

You are cordially invited to attend a special meeting of the shareholders of Florida Bank Group, Inc. (“Florida Bank Group”) to be held on January 13, 2015 at 11:00 a.m. local time, at The Tampa Club, 101 East Kennedy Boulevard, Suite 4200, Tampa, Florida 33602. At the special meeting, holders of Florida Bank Group Class A common stock will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated October 2, 2014 (hereinafter referred to as the “merger agreement”), entered into by IBERIABANK Corporation and Florida Bank Group pursuant to which Florida Bank Group will merge with and into IBERIABANK Corporation (hereinafter referred to as the “merger”). In addition, holders of Florida Bank Group Class A common stock will be asked to approve the adjournment, postponement, or continuation of the special meeting, if necessary to solicit additional proxies in favor of approval of the merger agreement. Also, at the special meeting, holders of Florida Bank Group 8% Series D Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series D Preferred Stock”) and Florida Bank Group 8% Series E Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series E Preferred Stock”) will be asked to approve the conversion of the outstanding shares of Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group Class A common stock and Class B common stock, respectively, upon the closing of the merger.

If the merger is completed, each outstanding share of Florida Bank Group Class A common stock and Class B common stock (collectively referred to in this proxy statement/prospectus as the “Florida Bank Group common stock,” unless the context requires otherwise) will be converted into the right to receive 0.149 of a share of common stock of IBERIABANK Corporation, a fixed cash amount of $7.81 per share, plus cash in lieu of any fractional share interest of IBERIABANK Corporation common stock. Under the terms of the merger agreement, the exchange ratio may be adjusted in certain circumstances depending on the average trading prices of IBERIABANK Corporation common stock over a 15-day trading period ending on the business day prior the closing of the merger; provided, however, that even with such adjustments to the exchange ratio, the maximum value of the per share stock consideration to be received by a holder of Florida Bank Group common stock is $11.45, and the minimum value of the stock consideration is $8.46, for each share of Florida Bank Group common stock. Based on the closing prices of IBERIABANK Corporation common stock on the NASDAQ Global Select Market on October 2, 2014, (the last trading day before public announcement of the merger agreement) and December 5, 2014 (the most recent practicable day before printing of this proxy statement/prospectus) of $62.61 and $65.21, respectively, the value of the per share merger consideration represented approximately $17.14 and $17.53, respectively, in total value for each share of Florida Bank Group common stock. You should obtain current stock price quotations for IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

The fixed cash portion of the merger consideration will not fluctuate based on the market value of IBERIABANK Corporation common stock prior to the closing date of the merger.

Your board of directors has unanimously approved the merger agreement and determined that the merger and the merger agreement are fair to and in the best interests of Florida Bank Group and its shareholders. Your board of directors unanimously recommends that holders of Florida Bank Group Class A common stock vote “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary to solicit additional votes in favor of approval of the merger agreement. Your board of directors also recommends that holders of Series D Preferred Stock and Series E Preferred Stock vote “FOR” approval of the conversion of the shares of Series D Preferred Stock and Series E Preferred Stock to shares of Florida Bank Group Class A common stock and Class B common stock, respectively.

The merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of Florida Bank Group Class A common stock and the proposal to approve the conversion of the Series D Preferred Stock and Series E Preferred Stock to shares of Florida Bank Group Class A common stock and Class B common stock, respectively, is approved by the affirmative vote of a majority of the outstanding shares of each of the Series D Preferred Stock and the Series E Preferred Stock. The Series D Preferred Stock and Series E Preferred Stock will not vote to approve the merger agreement.

Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of approval of the merger agreement and, as to proxies submitted by holders of shares of Series D Preferred Stock, “FOR” approval of the conversion of the Series D Preferred Stock to shares of Florida Bank Group common stock.

This proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about IBERIABANK Corporation and Florida Bank Group and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 25 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

Sincerely yours,

Susan Martinez

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated December 9, 2014, and is first being mailed on or about December 11, 2014.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about IBERIABANK Corporation from documents that are filed with the Securities and Exchange Commission (referred to in this document as the “SEC”) but that are not included in or delivered with this proxy statement/prospectus. You can obtain IBERIABANK Corporation’s documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from IBERIABANK Corporation at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

Telephone: (337) 521-4003

Shareholders of Florida Bank requesting IBERIABANK Corporation documents should do so by January 6, 2015 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (“www.sec.gov”) and you may obtain certain of these documents at IBERIABANK Corporation’s website (“www.iberiabank.com”) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings.” Other information contained on IBERIABANK Corporation’s website is expressly not incorporated by reference into this document.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Patty Linde, Corporate Secretary, at the following address and telephone number:

Florida Bank Group, Inc.

201 N. Franklin Street

Tampa, Florida 33602

Telephone: (813) 569-7500

See “Where You Can Find More Information” on page 98.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this proxy statement/prospectus and any documents which are expressly incorporated herein. If someone provided you with other information, please do not rely on it as being authorized by us.

FLORIDA BANK GROUP, INC.

201 N. Franklin Street

Tampa, Florida 33602

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 13, 2015

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Florida Bank Group, Inc. (“Florida Bank Group”) will be held at The Tampa Club, 101 East Kennedy Boulevard, Suite 4200, Tampa, Florida 33602, at 11:00 a.m., local time, on January 13, 2015, for the following purposes:

(1)	For holders of shares of Florida Bank Group Class A common stock: to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 2, 2014, by and between Florida Bank Group and IBERIABANK Corporation (the “merger agreement”), pursuant to which Florida Bank Group will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation surviving the merger (the “merger”);

(2)	For holders of shares of Florida Bank Group Class A common stock: to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement;

(3)	For holders of Florida Bank Group 8% Series D Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series D Preferred Stock”): to consider and vote upon a proposal to convert the shares of Series D Preferred Stock to Florida Bank Group Class A common stock in accordance with the terms of such Series D Preferred Stock; and

(4)	For holders of Florida Bank Group 8% Series E Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series E Preferred Stock”): to consider and vote upon a proposal to convert the shares of Series E Preferred Stock to Florida Bank Group Class B common stock in accordance with the terms of such Series E Preferred Stock.

No other business may be conducted at the special meeting.

Only holders of Florida Bank Group Class A common stock, Series D Preferred Stock and Series E Preferred Stock of record as of 5:00 p.m. on November 24, 2014, will be entitled to notice of and to vote at the special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of holders of Florida Bank Class A common stock without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

Tampa, Florida	Susan Martinez
December 9, 2014	President and Chief Executive Officer

THE BOARD OF DIRECTORS OF FLORIDA BANK GROUP UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND THE OTHER PROPOSALS PRESENTED AT THE SPECIAL MEETING.

Holders of Florida Bank Group Class A common stock have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Florida Bank Group Class A common stock under applicable provisions of the Florida Business Corporation Act, or FBCA. In order for a holder of Florida Bank Group Class A to perfect his or her right to dissent, such holder must carefully follow the procedure set forth in the FBCA. A copy of the applicable statutory provisions of the FBCA is included as Appendix C to the accompanying proxy statement/prospectus, and a summary of these provisions can be found under the caption “Approval of The Merger-Dissenters’ Rights of Appraisal.”

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

APPENDICES:

(i)

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING OF SHAREHOLDERS

The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. Florida Bank Group, Inc., referred to herein as Florida Bank Group, and IBERIABANK Corporation advise you to read carefully the remainder of this proxy statement/prospectus because the information contained in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also referred to under the caption “Where You Can Find More Information” beginning on page 98.

Q:	WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:	Florida Bank Group is sending these materials to holders of its Class A common stock, to help them decide how to vote their shares of Florida Bank Group Class A common stock with respect to the proposal to approve the merger agreement and the merger and other matters to be considered at the special meeting, and to holders of its 8% Series D Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series D Preferred Stock”) and its 8% Series E Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (“Series E Preferred Stock”) to help them decide on how to vote their shares with respect to the proposal to approve the conversion of the Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group Class A and Class B common stock, respectively. The holders of Series D Preferred Stock and Series E Preferred Stock will not vote to approve the merger agreement.

This document constitutes both a proxy statement of Florida Bank Group and a prospectus of IBERIABANK Corporation. It is a proxy statement because the board of directors of Florida Bank Group is soliciting proxies using this document from its shareholders. It is a prospectus because IBERIABANK Corporation is offering shares of its common stock to Florida Bank Group shareholders as consideration to be provided in the merger.

Q.	WHAT ARE FLORIDA BANK GROUP SHAREHOLDERS BEING ASKED TO VOTE UPON?

A.	Florida Bank Group is proposing to be acquired by IBERIABANK Corporation through certain merger transactions. As part of the overall transaction, the holders of Florida Bank Group common stock and preferred stock are being asked to consider and vote on the following proposals:

Proposal One: for holders of Florida Bank Group Class A common stock to approve the merger agreement, pursuant to which Florida Bank Group will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation being the surviving entity following the merger;

Proposal Two: for holders of Florida Bank Group Class A common stock to approve the adjournment of the Florida Bank Group special meeting to a later date or dates, if the board of directors of Florida Bank Group determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Florida Bank Group special meeting to constitute a quorum or to approve the merger agreement;

Proposal Three: for holders of Florida Bank Group Series D Preferred Stock to consider and vote upon a proposal to convert the shares of Series D Preferred Stock to Florida Bank Group Class A common stock in accordance with the terms of such Series D Preferred Stock; and

Proposal Four: for holders of Florida Bank Group Series E Preferred Stock to consider and vote upon a proposal to convert the shares of Series E Preferred Stock to Florida Bank Group Class B common stock in accordance with the terms of such Series E Preferred Stock.

No other business may be conducted at the special meeting.

Q:	WHAT WILL HAPPEN IN THE MERGER?

A:	In the merger, Florida Bank Group will be merged with and into IBERIABANK Corporation, with IBERIABANK Corporation being the surviving entity and Florida Bank Group ceasing to exist. Upon the merger of Florida Bank Group with and into IBERIABANK Corporation, the shares of Florida Bank Group common stock will be converted into the right to receive the consideration described below. Immediately following the merger, Florida Bank will be merged with and into IBERIABANK, with IBERIABANK being the surviving bank and Florida Bank ceasing to exist. Florida Bank is a commercial bank headquartered in Tampa, Florida, and a wholly owned subsidiary of Florida Bank Group. IBERIABANK is a commercial bank headquartered in Lafayette, Louisiana, and a wholly owned subsidiary of IBERIABANK Corporation.

For ease of reference: (i) the merger of Florida Bank Group with and into IBERIABANK Corporation is referred to in this proxy statement/prospectus as the “merger” and (ii) the merger of Florida Bank with and into IBERIABANK is referred to in this proxy statement/prospectus as the “bank merger.”

Q:	WHAT WILL SHAREHOLDERS OF FLORIDA BANK GROUP RECEIVE IN THE MERGER?

A:	If the merger agreement is approved at the special meeting and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Florida Bank Group common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•	0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock, which may be adjusted prior to the closing date of the merger as described in this proxy statement/prospectus (the “Exchange Ratio”), and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•	if the “Measurement Price” (defined below) is greater than $76.83 per share, then adjusted Exchange Ratio will equal the quotient (to the nearest thousandth of a share) obtained by dividing $11.45 by the Measurement Price; or

•	if the Measurement Price is less than $56.79 per share, the adjusted Exchange Ratio will equal the quotient (to the nearest thousandth of a share) obtained by dividing $8.46 by the Measurement Price.

The term “Measurement Price” is defined in the merger agreement to be the arithmetic mean of the daily weighted average trading prices of IBERIABANK Corporation Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 15 trading days ending on the business day prior to the closing date of the merger.

In addition, each outstanding share of Florida Bank Group will be converted into the right to receive a fixed cash amount equal to $7.81 per share. The fixed cash amount per share will not fluctuate based on the Measurement Price of IBERIABANK Corporation Common stock prior to completion of the merger.

The following table provides examples of how the Exchange Ratio and the value of the shares of IBERIABANK Corporation common stock actually received may change depending on the Measurement Price. The range of average prices set forth in the table has been included for representative purposes only. IBERIABANK Corporation cannot assure you as to what the Measurement Price will be at or following the time of the exchange. The cash portion of the merger consideration is fixed, and will not fluctuate based on the Measurement Price of IBERIABANK Corporation Stock prior to the closing date of the merger.

Hypothetical Measurement Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Stock Value Received in Exchange Per Florida Bank Group Share	Fixed Cash Amount Per Florida Bank Group Share	Merger Consideration Per Florida Bank Group Share*
$82.00	0.140	$11.45	$7.81	$19.26
$80.00	0.143	$11.45	$7.81	$19.26
$78.00	0.147	$11.45	$7.81	$19.26
$76.84	0.149	$11.45	$7.81	$19.26

$76.83	0.149	$11.45	$7.81	$19.26
$65.00	0.149	$9.69	$7.81	$17.50
$62.61	0.149	$9.33	$7.81	$17.14
$60.00	0.149	$8.94	$7.81	$16.75
$56.79	0.149	$8.46	$7.81	$16.27

$56.78	0.149	$8.46	$7.81	$16.27
$55.00	0.154	$8.46	$7.81	$16.27
$53.00	0.160	$8.46	$7.81	$16.27
$51.00	0.166	$8.46	$7.81	$16.27

*	Excludes fractional share payment amount.

The actual Measurement Price may be outside the range of the amounts set forth above, and as a result, the actual Exchange Ratio and the value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table.

The 15-day average trading price of IBERIABANK Corporation common stock as of December 5, 2014 was $66.11. If this were the Measurement Price, you would receive 0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock owned by you. Before deciding how to vote, you should obtain a more recent market price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC.”

Q:	ARE THERE OTHER FINANCIAL ASPECTS OF THE TRANSACTION?

A:	Yes. In connection with the completion of the merger, each outstanding stock option to acquire shares of Florida Bank Group common stock (a “stock option”) that is unexercised at the effective time of the merger will be cancelled in exchange for the right to receive a single lump sum cash payment from Florida Bank Group. The aggregate cash payment for all of the stock options is currently estimated to be approximately $3.7 million, based upon the fixed cash amount of $7.81 per share, plus the difference between the product of the Exchange Ratio and a hypothetical Measurement Price of IBERIABANK Corporation common stock ending on December 5, 2014 (the most recent practicable date before printing of this proxy/prospectus) and the $7.74 exercise price of the stock options. The amount paid to cancel the stock options will not reduce the merger consideration to be received by Florida Bank Group shareholders in the merger. See “Approval of the Merger –Options.” In addition, the holder of all of the outstanding shares of Class B common stock and Series E Preferred Stock also holds a warrant exercisable for 100,000 shares of Class B common stock at a price of $1.00 per share which will be exercised immediately prior to closing of the merger. Such shares of Class B common stock will be entitled to receive the consideration payable in the merger for the shares of Florida Bank Group common stock.

Q:	WHAT IS THE EFFECT OF APPROVAL OF THE SERIES D PREFERRED STOCK AND SERIES E PREFERRED STOCK CONVERSION PROPOSALS?

A:	If the proposals to convert the Series D Preferred Stock and Series E Preferred Stock are approved, then each share of Series D Preferred Stock and Series E Preferred Stock will convert to 31 shares of Florida Bank Group Class A and Class B common stock, respectively. The total amount of Florida Bank Group Class A common stock that would be issuable upon conversion of the Series D Preferred Stock is 2,228,543 shares and the total amount of Florida Bank Group Class B common stock issuable upon conversion of the Series E Preferred Stock is 251,457 shares. These common stock issuances would be effected immediately prior to the closing of the merger. The Series D Preferred Stock and Series E Preferred Stock will not vote to approve the merger agreement.

Q:	WHAT ARE THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE MERGER TO FLORIDA BANK GROUP SHAREHOLDERS?

A:	Generally, for United States federal income tax purposes, you will recognize gain, but not loss, as a result of the exchange of your shares of Florida Bank Group common stock pursuant to the merger. The amount of gain you will recognize will be equal to the lesser of: (1) the amount of cash you receive; and (2) the excess of (x) the fair market value of the IBERIABANK Corporation common stock and the amount of cash you receive over (y) your tax basis in your Florida Bank Group common stock. Any gain will be characterized as capital gain. FLORIDA BANK GROUP SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR AN UNDERSTANDING OF THE TAX CONSEQUENCES THAT MAY BE PARTICULAR TO SUCH SHAREHOLDERS.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and Florida Bank Group currently expect to complete the merger in the first quarter of 2015, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WILL I BE ABLE TO SELL THE SHARES OF IBERIABANK CORPORATION COMMON STOCK THAT I RECEIVE IN THE MERGER?

A:	Yes. The shares of IBERIABANK Corporation common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and listed for quotation on the NASDAQ Global Select Market.

Q.	WHAT DOES THE FLORIDA BANK GROUP BOARD OF DIRECTORS RECOMMEND?

A.	The Florida Bank Group board of directors recommends that holders of Class A common stock vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary to solicit additional proxies in favor of adoption of the merger agreement, and that holders of Series D Preferred Stock and Series E Preferred Stock vote “FOR” conversion of the shares of Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group Class A common stock and Class B common stock, respectively.

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The presence, in person or represented by proxy, of a majority of the outstanding shares of Florida Bank Group Class A common stock and a majority of the outstanding shares of each of the Series D Preferred Stock and Series E Preferred Stock entitled to vote constitutes a quorum. Shares represented at the meeting by proxies reflecting a vote on any proposal, including broker non-votes, will be counted as present for quorum purposes. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Florida Bank Group Class A common stock. Because the required vote to approve the merger agreement is based on the number of shares of Florida Bank Group Class A common stock outstanding, failure to vote will have the same effect as a vote against the proposal to approve the merger agreement.

The proposals to approve the adjournment of the special meeting, if necessary, to solicit additional proxies to approve the merger agreement requires a majority of votes cast affirmatively or negatively by the holders of Florida Bank Group Class A common stock, without regard to broker non-votes or proxies marked “ABSTAIN” as to the matter.

Approval of the conversion of the Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group Class A and Class B common stock, respectively, requires the affirmative vote a majority of the outstanding shares of each of the Series D Preferred Stock and the Series E Preferred Stock. Because the required vote to approve the conversion is based on the number of shares of Series D Preferred Stock and Series E Preferred Stock outstanding, failure to vote will have the same effect as a vote against the proposal to approve the conversion.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME,” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Banks, brokers or other nominees who hold shares of Florida Bank Group Class A common stock or shares of Series D Preferred Stock or Series E Preferred Stock in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. Shares of Florida Bank Group Class A common stock, Series D Preferred Stock and Series E Preferred Stock not voted on a particular matter, or a “broker non-vote,” will be counted for the purpose of determining whether a quorum is present.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	A broker non-vote on a particular matter will be considered not present with respect to that matter and because approval of the merger agreement is based on the number of shares of Florida Bank Group Class A common stock outstanding and approval of the conversion of the Series D Preferred Stock is based on the number of Series D Preferred Stock shares outstanding, a broker non-vote will have the same effect as a vote against these proposals.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All Florida Bank Group shareholders of record are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker or other nominee holds your shares in street name, then you are not the shareholder of record, and you must ask your broker or other nominee how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you do not own your shares in street name, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Florida Bank Group;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow your nominee’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please do not send your stock certificates with your proxy card. Instructions for surrendering your Florida Bank Group stock certificates in exchange for the merger consideration will be sent to you later.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of shareholders or the merger to Patty Linde, Corporate Secretary of Florida Bank Group, at (813) 569-7500.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement or conversion of your preferred stock. In addition, this document incorporates by reference important business and financial information about IBERIABANK Corporation. For a description of this information, see “Where You Can Find More Information” on page 98. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger Agreement (Appendix A)

The terms and conditions of the merger by which Florida Bank Group will merge with and into IBERIABANK Corporation are contained in the Agreement and Plan of Merger by and between IBERIABANK Corporation and Florida Bank Group, dated October 2, 2014. A copy of this agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully.

Parties to the Merger

IBERIABANK Corporation (pages 34 and 83)

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is the financial holding company for IBERIABANK, a Louisiana state banking corporation. As of September 30, 2014, IBERIABANK Corporation had total consolidated assets of $15.5 billion, total deposits of $12.3 billion and shareholders’ equity of $1.8 billion.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and its telephone number is (337) 521-4003.

Florida Bank Group, Inc. (pages 34 and 84)

Florida Bank

Florida Bank Group, Inc., or Florida Bank Group, a Florida corporation, is the bank holding company for Florida Bank, a Florida-chartered commercial bank. As of September 30, 2014, Florida Bank Group had total consolidated assets of $518 million, total deposits of $393 million and shareholders’ equity of $62 million.

Florida Bank Group’s principal executive office is located at 201 N. Franklin Street, Tampa, Florida 33602, and its telephone number is 813-569-7500.

What Florida Bank Group Shareholders will receive upon completion of the Merger (page 35)

If the merger agreement is approved at the special meeting and by regulators and the merger is subsequently completed, each outstanding share of Florida Bank Group common stock will be converted into the right to receive 0.149 of a share of common stock of IBERIABANK Corporation and a fixed cash amount of $7.81 per share. If the arithmetic average of the daily weight average trading price of IBERIABANK Corporation common stock over 15 trading days ending on the business day prior to the merger date (which we refer to as the “Measurement Price”) is greater than $76.83, then each share of Florida Bank Group common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $11.45 by the Measurement Price. If the Measurement Price is less than $56.79, each share of Florida Bank Group common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $8.46 by the Measurement Price.

The total number of IBERIABANK Corporation shares you receive will therefore be equal to a fixed Exchange Ratio (based on the Measurement Price of IBERIABANK Corporation common stock) times the number of shares of Florida Bank Group common stock you own when the merger is completed. As noted above, this Exchange Ratio floats in the event that the Measurement Price of IBERIABANK Corporation common stock falls below or rises above specified limits during the specified measurement period prior to closing, as discussed in this proxy statement/prospectus. As a result of these limits, the value of the stock consideration to be received by Florida Bank Group shareholders will be a maximum of $11.45, and a minimum of $8.46, per share of Florida Bank Group common stock. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash. The fixed cash amount of $7.81 per share will not fluctuate based on the Measurement Price of IBERIABANK Corporation common stock prior to the closing date of the merger.

For example, if the Measurement Price is $80.00, the adjusted Exchange Ratio would equal $11.45 divided by $80.00, or 0.143. If you own 100 shares of Florida Bank Group common stock, you would receive 14 shares of IBERIABANK Corporation common stock and a cash payment instead of the 0.3 of a fractional share of IBERIABANK Corporation common stock that would remain after applying the Exchange Ratio. The cash to be received in lieu of the fractional share will be calculated by multiplying the fractional share by the Measurement Price. In that event, the aggregate value (based upon a Measurement Price of $80.00) of the stock consideration received would be $1,145.00 ($11.45 times 100 shares of Florida Bank Group common stock) and the amount of cash paid in lieu of fractional shares would be $24.00 (0.3 times $80.00), resulting in a total value of $1,169.00, or $11.69 per share for each of the 100 shares of Florida Bank Group common stock owned in this example. In this example, total per share merger consideration would equal stock consideration per share of $11.69, plus $7.81 per share in cash, or $19.50 per share.

On the other hand, for example, if the Measurement Price is $50.00, the adjusted Exchange Ratio would equal $8.46 divided by $50.00, or 0.169. If you own 100 shares of Florida Bank Group common stock, you would receive 16 shares of IBERIABANK Corporation common stock and a cash payment instead of the 0.9 of a fractional share of IBERIABANK Corporation common stock that would remain after applying the Exchange Ratio. The cash to be received in lieu of the fractional share will be calculated by multiplying the fractional share by the Measurement Price. In that event, the aggregate value (based upon a Measurement Price of $50.00) of the stock consideration received would be $846.00 ($8.46 times 100 shares of Florida Bank Group common stock) and the amount of cash paid in lieu of fractional shares would be $45.00 (0.9 times $50.00), resulting in a total value of $891.00, or $8.91 per share for each of the 100 shares of Florida Bank Group common stock owned in this example. In this example, total per share merger consideration would equal the stock consideration per share of $8.91, plus $7.81 per share in cash, or $16.72 per share.

What will happen to Outstanding Florida Bank Group Stock Options (page 36)

Each outstanding Florida Bank Group stock option, that is unexercised immediately prior to consummation of merger, will be canceled in exchange for the right to receive a single lump sum cash payment from Florida Bank Group. The aggregate cash payment for all of currently outstanding stock options is estimated to be approximately $3.7 million, which amount reflects the difference between the stock and cash value of the merger consideration as of December 5, 2014 (a hypothetical Measurement Period ending on the most recent practicable before printing this proxy statement/prospectus) and the exercise price of the stock options. This payment will not reduce the amount of merger consideration to be received by the Florida Bank Group shareholders. The aggregate cash payment for all stock options will not be finalized until the day prior to the closing date, and therefore such payment may change subsequent to the date of this proxy statement/prospectus.

What will happen to the Outstanding Stock Purchase Warrant (Page 36)

The holder of all of the outstanding shares of Class B common stock and Series E Preferred Stock also holds a warrant exercisable for 100,000 shares of Class B common stock at a price of $1.00 per share which will be exercised immediately prior to closing of the merger. These shares of Class B common stock will be entitled to receive the consideration payable in the merger for the shares of Florida Bank Group Class A common stock.

Material United States Federal Income Tax Consequences of the Merger (page 64)

It is a condition to completion of the merger that each of IBERIABANK Corporation and Florida Bank Group receive a legal opinion of Jones Walker LLP to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

Generally, for United States federal income tax purposes, you will recognize gain, but not loss, as a result of the exchange of your shares of Florida Bank Group common stock pursuant to the merger. The amount of gain you will recognize will be equal to the lesser of: (1) the amount of cash you receive; and (2) the excess of (x) the fair market value of the IBERIABANK Corporation common stock and the amount of cash you receive over (y) your tax basis in your Florida Bank Group common stock. Any gain will be characterized as capital gain. FLORIDA BANK GROUP SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR FOR AN UNDERSTANDING OF THE TAX CONSEQUENCES THAT MAY BE PARTICULAR TO SUCH SHAREHOLDER.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 64 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement and the Conversion of the Shares of Series D Preferred Stock and Series E Preferred Stock (page 40)

The board of directors of Florida Bank Group has unanimously approved the merger agreement. The board of directors of Florida Bank Group believes that the merger and the merger agreement are fair to and in the best interests of Florida Bank Group and its shareholders and unanimously recommends that holders of Class A common stock vote “FOR” approval of the merger agreement and holders of Series D Preferred Stock and Series E Preferred Stock vote “FOR” approval of the conversion of the Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group Class A and Class B common stock, respectively.

Opinion of Florida Bank Group’s Financial Advisor (page 41 and Appendix B)

In connection with the merger, the board of directors of Florida Bank Group received the written opinion of Sandler O’Neill + Partners, L.P., or Sandler O’Neill, the financial advisor to Florida Bank Group, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Florida Bank Group common stock. The full text of the opinion of Sandler O’Neill, dated October 2, 2014, is included in this document as Appendix B. Florida Bank Group encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill. The opinion of Sandler O’Neill is directed to the board of directors of Florida Bank Group and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. Sandler O’Neill will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Shareholders of Florida Bank Group (page 31)

Florida Bank Group will hold a special meeting of its shareholders on January 13, 2015, at 11:00 a.m., eastern time, at The Tampa Club, 101 East Kennedy Boulevard, Suite 4200, Tampa, Florida 33602. At the special meeting of shareholders, holders of Class A common stock will be asked to vote to approve the merger agreement and to approve the adjournment of the special meeting to a later date or dates if the board of directors of Florida Bank Group determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Florida Bank Group’s special meeting to constitute a quorum or to approve the merger agreement. Also at the special meeting of shareholders, holders of Series D Preferred Stock and Series E Preferred Stock will be asked to vote to approve the conversion of the Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group common stock, but will not vote to approve the merger agreement.

As described above, you may vote at the special meeting of shareholders if you owned shares of Florida Bank Group common stock or Series D Preferred Stock or Series E Preferred Stock at the close of business on the record date, November 24, 2014. On that date, there were 2,291,010 shares of Florida Bank Group Class A common stock outstanding and entitled to vote at the special meeting of shareholders, 71,888.485 shares of Series D Preferred Stock outstanding and entitled to vote at the special meeting of shareholders and 8,111.545 shares of Series E Preferred Stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Florida Bank Group common stock, Series D Preferred Stock and Series E Preferred Stock you owned on the record date, each voting as a separate class and as described above.

Even if you expect to attend the special meeting of shareholders, Florida Bank Group recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Votes Required (page 32)

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Florida Bank Group Class A common stock. An abstention and a broker “non-vote” will be counted for purposes of determining a quorum. However, because approval of the merger agreement requires the affirmative vote of a majority of the Florida Bank Group Class A common stock shares outstanding, an abstention and a broker non-vote will have the same effect as a vote against the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies requires at least a majority of Class A common stock votes cast affirmatively or negatively without regard to broker non-votes or proxies marked “ABSTAIN” as to that matter.

Approval of the conversion of the Series D Preferred Stock to Florida Bank Group common stock requires the affirmative vote of the holders of the majority of the outstanding shares of Series D Preferred Stock. An abstention and a broker “non-vote” will be counted for purposes of determining a quorum. However, because approval of the conversion proposal requires the affirmative vote of a majority of the Series D Preferred Stock shares outstanding, an abstention and a broker non-vote will have the same effect as a vote against the conversion proposal.

Approval of the conversion of the Series E Preferred Stock to Florida Bank Group common stock requires the affirmative vote of the holders of the majority of the outstanding shares of Series E Preferred Stock. An abstention and a broker “non-vote” will be counted for purposes of determining a quorum. However, because approval of the conversion proposal requires the affirmative vote of a majority of the Series E Preferred Stock shares outstanding, an abstention and a broker non-vote will have the same effect as a vote against the conversion proposal.

As of the record date, the directors of Florida Bank Group owned of record and beneficially owned 938,712 shares of Florida Bank Group Class A common stock, 26,659.394 shares of Series D Preferred Stock entitled to vote at the special meeting of shareholders. This represents approximately 40.97 % of the total votes of shares of Class A common stock and 37.1% of the total vote of shares of Series D Preferred Stock entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote their shares of Class A common stock “FOR” adoption of the merger agreement and their shares of Series D Preferred Stock “FOR” approval of the conversion of the Series D Preferred Stock to Florida Bank Group common stock.

Dissenters’ Rights of Appraisal (page 68)

As a holder of Florida Bank Group Class A common stock, you have the right under Florida law to dissent from the merger and have the appraised fair value of your shares of Florida Bank Group Class A common stock as of the date immediately preceding the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of IBERIABANK Corporation common stock and cash shareholders of Florida Bank Group will receive for their Florida Bank Group shares in the merger.

Persons having beneficial interests in Florida Bank Group Class A common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to take the actions required under Florida law to exercise their dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the Florida Business Corporations Act, or the FBCA, including providing Florida Bank Group, prior to the special meeting, with a written objection to the merger that states that you will exercise your right to dissent if the Florida Bank Group shareholders approve the merger agreement and the merger is completed. These steps for perfecting your right of dissent are summarized under the caption “—Dissenters’ Rights of Appraisal” on page 68. The provisions of the FBCA pertaining to dissenters’ rights are attached to this proxy statement/prospectus as Appendix C, and the summaries of those provisions in this proxy statement/prospectus should be read in conjunction with, and are qualified by, those provisions of the FBCA.

If you intend to exercise dissenters’ rights, you should read the provisions of the FBCA governing dissenters’ rights carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Florida Bank Group Class A common stock are to be voted, you will be considered to have voted in favor of the merger agreement. In that event, you will not be able to assert dissenters’ rights.

Interests of Florida Bank Group Management and Directors in the Merger (page 52)

In considering the recommendation of the board of directors of Florida Bank Group to approve the merger, you should be aware that certain of the executive officers and directors of Florida Bank Group have financial and other interests in the merger that are in addition to their interests as Florida Bank Group shareholders.

IBERIABANK has entered into an employment agreement with Susan Martinez, President and Chief Executive Officer of Florida Bank Group, pursuant to which Ms. Martinez will become Executive Vice President and Florida Regional President of IBERIABANK for a period of one year following the merger.

Florida Bank Group and Florida Bank will purchase a continuation of their current director and officer liability insurance coverage for a period of up to six years after the merger for acts and omissions occurring before the merger. IBERIABANK Corporation has also agreed to indemnify the officers and directors of Florida Bank Group and Florida Bank for six years following the merger with respect to matters occurring at or prior to the merger.

The directors of Florida Bank Group have been invited to become advisory directors of the Tampa Market Advisory Board or, if formed, the Jacksonville Advisory Board of IBERIABANK following the merger, and have agreed not to affiliate with any other financial institution serving the current markets of Florida Bank Group for two years after consummation of the merger except for any such affiliations existing of the date of the support agreement.

The vesting of all Florida Bank Group stock options will be accelerated, and all outstanding and unexercised Florida Bank Group stock options at the merger date will become fully vested and exchanged for a cash payment on the merger date in accordance with the merger agreement. Based upon the Measurement Price as of December 5, 2014 (the most recent practicable date before printing of this proxy statement/prospectus), the aggregate payment to be made for all the stock options is estimated to be approximately $3.7 million. This payment will not reduce the value of merger consideration to be received by the shareholders of Florida Bank Group. The aggregate cash payment for all stock options will not be finalized until the day prior to the closing date of the merger, and therefore such payment may change subsequent to the date of this proxy statement/prospectus.

For a more complete discussion of these interests, please read the section titled “Approval of the Merger –Interests of Certain Executive Officers and Directors in the Merger” beginning on page 52.

Regulatory Approvals Required for the Merger (page 60)

The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, and the Louisiana Office of Financial Institutions must each approve the merger. IBERIABANK Corporation filed the required applications in October 2014. As of the date of this proxy statement/prospectus, IBERIABANK Corporation has not received any regulatory approvals. While IBERIABANK Corporation does not know of any reason why it would not be able to obtain the approvals in a timely manner, IBERIABANK Corporation cannot be certain when or if it will receive the regulatory approvals.

Conditions to the Merger (page 59)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Florida Bank Group shareholders must have approved the merger agreement and the preferred stock conversions by the requisite votes;

•	the receipt by IBERIABANK Corporation and Florida Bank Group of an opinion from Jones Walker LLP to the effect that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	all regulatory approvals and consents must have been obtained on terms and conditions reasonably acceptable to IBERIABANK Corporation, and all waiting periods required by law must have expired; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement and the compliance in all material respects with all agreements between the parties.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 61)

Florida Bank Group has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger agreement with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page 61)

IBERIABANK Corporation and Florida Bank Group may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Florida Bank Group shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by June 30, 2015, if the conditions precedent to such party’s obligations to close are not satisfied and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page 63)

If the merger is terminated pursuant to specified situations in the merger agreement, Florida Bank Group may be required to pay a termination fee to IBERIABANK Corporation of up to $3,500,000 depending on the circumstances under which the merger agreement is terminated. Florida Bank Group agreed to this termination fee arrangement in order to induce IBERIABANK Corporation to enter into the merger agreement. The termination fee requirement may discourage other parties from trying or proposing to combine with Florida Bank Group before the merger is completed.

Differences in Rights of Shareholders (page 73)

The rights of Florida Bank Group shareholders after the merger who continue as IBERIABANK Corporation shareholders will be governed by Louisiana law. After the merger is completed, the articles of incorporation and bylaws of IBERIABANK Corporation, rather than the articles of incorporation and bylaws of Florida Bank Group, will govern your rights as a shareholder. The different shareholder rights are explained more fully in “Comparison of Shareholders’ Rights” on page 73.

Pending Acquisition of Old Florida Bancshares, Inc.

On October 27, 2014, IBERIABANK Corporation and Old Florida Bancshares, Inc. announced the signing of a definitive agreement for IBERIABANK Corporation to acquire Old Florida Bancshares, Inc., the holding company of Orlando-based Old Florida Bank and New Traditions Bank. The transaction was approved by the board of directors of each of IBERIABANK Corporation and Old Florida Bancshares, Inc. and is expected to close in the first quarter of 2015. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Old Florida Bancshares, Inc.’s shareholders.

Under the terms of the agreement, holders of Old Florida Bancshares, Inc. common stock will receive 0.34 of a share of IBERIABANK Corporation common stock for each share of Old Florida Bancshares, Inc. common stock, plus cash in lieu of any fractional shares interest and subject to possible adjustment based on the measurement price of IBERIABANK Corporation common stock prior to the closing date of the merger. On the date of announcement, the stock issuance was valued at approximately $238 million in the aggregate, based on approximately 10.9 million shares of Old Florida Bancshares, Inc. common stock outstanding at the closing and the closing price of IBERIABANK Corporation common stock on October 24, 2014 of $64.13, and assuming the conversion of approximately 333 thousand shares of convertible preferred stock into shares of Old Florida Bancshares, Inc. common stock and the cash out of all stock options outstanding on the announcement date. Based on a closing stock price of $64.13, the cash value for all outstanding stock options on the announcement date would total approximately $21.3 million. See page 20 for Selected Historical Consolidated Financial and Other Data of Old Florida Bancshares, Inc.

Pending Acquisition of Georgia Commerce Bancshares, Inc.

On December 8, 2014, IBERIABANK Corporation and Georgia Commerce Bancshares, Inc. announced the signing of a definitive agreement for IBERIABANK Corporation to acquire Georgia Commerce Bancshares, Inc., the holding company of Atlanta-based Georgia Commerce Bank. The transaction was approved by the board of directors of each of IBERIABANK Corporation and Georgia Commerce Bancshares, Inc. and is expected to close in the first half of 2015. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Georgia Commerce Bancshares, Inc.’s shareholders.

Under the terms of the agreement, holders of Georgia Commerce Bancshares, Inc. common stock will receive 0.6134 of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce Bancshares, Inc. common stock, plus cash in lieu of any fractional share interest and subject to possible adjustment based on the measurement price of IBERIABANK Corporation common stock prior to the closing date of the merger. On the date of announcement, the stock issuance was valued at approximately $189 million in the aggregate, based on approximately 4.7 million shares of Georgia Bancshares, Inc. at closing and the closing price of IBERIABANK Corporation common stock on December 5, 2014 of $65.21, and assuming approximately 4.6 million common shares outstanding and approximately 122 thousand common shares associated with the potential exercise of warrants, and the cash out of all stock options outstanding on the announcement date. Based on a closing stock price of $65.21, the cash value for all outstanding stock options on the announcement date would total approximately $5.7 million.

As of September 30, 2014, Georgia Commerce Bancshares, Inc. had total consolidated assets of $1.0 billion and total consolidated stockholders’ equity of $101 million. For the year ended December 31, 2013, Georgia Commerce Bancshares, Inc. reported net income of $ 2.1 million. For the nine months ended September 30, 2014, Georgia Commerce Bancshares, Inc. reported net income of $6.9 million.

IBERIABANK Corporation will file a Current Report on Form 8-K to disclose selected historical consolidated financial and other data of Georgia Commerce Bancshares, Inc. as of and for the periods presented herein for Florida Bank Group and Old Florida Bancshares, Inc. The Form 8-K will be available at the SEC’s website, www.sec.gov., and at IBERIABANK Corporation’s website, iberiabank.com.

Accounting Treatment (page 68)

The merger will be accounted for in accordance with accounting standards for business combinations under U.S. generally accepted accounting principles.

Comparative Market Prices and Share Information (pages 22 and 72)

IBERIABANK Corporation common stock is traded on the NASDAQ Global Select Market under the symbol “IBKC.” Florida Bank Group common stock is not publicly traded. The following table shows the last closing sale prices of IBERIABANK Corporation common stock as reported on the NASDAQ Global Select Market, as of October 2, 2014 the last trading day before we announced the merger and on December 5, 2014, the latest practicable date prior to mailing this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share on October 2, 2014 and on December 5, 2014, the last practicable date before printing of this proxy statement/prospectus. The equivalent value per share of Florida Bank Group common stock on such dates is calculated by multiplying the closing price of IBERIABANK Corporation on those dates by 0.149, which represents the Exchange Ratio.

	IBERIABANK CORPORATION	FLORIDA BANK GROUP COMMON STOCK(1)	FLORIDA BANK GROUP EQUIVALENT PER SHARE VALUE
At October 2, 2014	$62.61	$15.05	$17.14	(2)
At December 5, 2014	$65.21	$15.05	$17.53	(3)

(1)	Represents the unaudited adjusted and tangible book value per share of Florida Bank Group common stock as of September 30, 2014.
(2)	Represents the total per share stock and cash consideration to a Florida Bank Group shareholder as of October 2, 2014, which includes a fixed cash amount of $7.81 per share.
(3)	Represents the total per share stock and cash consideration to a Florida Bank Group shareholder as of December 5, 2014, which includes a fixed cash amount of $7.81 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF IBERIABANK CORPORATION

The following tables set forth selected historical consolidated financial and other data of IBERIABANK Corporation for the periods and at the dates indicated. The information in the tables is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto included in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference. The information in the tables as of and for the nine months ended September 30, 2014 and 2013 is derived from the unaudited financial statements of IBERIABANK Corporation. The selected historical financial and other data was not audited, but in the opinion of management, represents all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the nine months ended September 30, 2014, are not necessarily indicative of the results of operations that may be expected for the entire year or any other period.

(Dollars in thousands, except per share data)	September 30,		December 31,(1)
Balance Sheet Data	2014	2013	2013	2012	2011	2010	2009
Total assets	$15,516,609	$13,145,077	$13,365,550	$13,129,678	$11,757,928	$10,026,766	$9,695,955
Cash and cash equivalents	668,007	553,448	391,396	970,977	573,296	337,778	175,397
Loans receivable	11,079,199	9,043,037	9,492,019	8,498,580	7,388,037	6,035,332	5,784,365
Investment securities	2,224,348	2,120,067	2,090,906	1,950,066	1,997,969	2,019,814	1,580,837
Goodwill and other intangibles	549,844	425,111	423,934	428,654	401,743	263,925	260,144
Deposit accounts	12,377,775	10,950,764	10,737,000	10,748,277	9,289,013	7,915,106	7,556,148
Borrowings	1,168,352	539,951	961,043	726,422	848,276	652,579	1,009,215
Shareholders’ equity	1,817,548	1,525,268	1,530,980	1,529,868	1,482,661	1,303,457	961,318
Book value per share (2)	54.35	51.30	51.40	51.88	50.48	48.50	46.38
Tangible book value per share(2)(4)	37.91	37.00	37.17	37.34	36.80	38.68	33.88

(Dollars in thousands, except per share data)	At or for the Nine Months Ended September 30,		Years Ended December 31,
Income Statement Data	2014	2013	2013	2012	2011	2010	2009
Interest income	366,619	323,105	437,197	445,200	420,327	396,371	270,387
Interest expense	32,192	36,299	46,953	63,450	82,069	114,744	97,602

Net interest income	334,427	286,806	390,244	381,750	338,258	281,627	172,785
Provision for loan losses	12,565	445	5,145	20,671	25,867	42,451	45,370

Net interest income after provision for loan losses	321,862	286,361	385,099	361,079	312,391	239,176	127,415
Non-interest income	129,307	130,242	168,958	175,997	131,859	133,890	344,537
Non-interest expense	354,863	370,410	473,085	432,185	373,731	304,249	223,260

Income before income taxes	96,306	46,193	80,972	104,891	70,519	68,817	248,692
Income taxes	25,619	6,694	15,869	28,496	16,981	19,991	90,338

Net income	70,687	39,499	65,103	76,395	53,538	48,826	158,354

Earnings per share - basic	2.26	1.34	2.20	2.59	1.88	1.90	8.49
Earnings per share - diluted	2.25	1.33	2.20	2.59	1.87	1.88	8.41
Cash dividends per share	1.02	1.02	1.36	1.36	1.36	1.36	1.36

	September 30,		At or For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Key Ratios (3)
Return on average assets	0.66%	0.41%	0.50%	0.63%	0.49%	0.47%	2.48%
Return on average common equity	5.67	3.46	4.26	5.05	3.77	3.91	20.08
Return on average tangible equity (4)	8.26	5.10	6.20	7.21	5.30	5.27	30.66
Equity to assets at end of period	11.71	11.60	11.45	11.65	12.61	13.00	9.91
Earning assets to interest-bearing liabilities	135.15	131.86	132.74	127.62	121.74	119.27	118.34
Interest rate spread (5)	3.38	3.22	3.26	3.43	3.34	2.84	2.78
Net interest margin (TE) (5) (6)	3.49	3.33	3.38	3.58	3.51	3.05	3.09
Non-interest expense to average assets	3.32	3.82	3.64	3.57	3.43	2.95	3.49
Efficiency ratio (7)	76.52	88.82	84.60	77.49	79.50	73.22	43.16
Tangible efficiency ratio (TE) (Non-GAAP) (6) (7)	74.24	86.18	82.08	74.91	76.71	70.43	41.96
Common stock dividend payout ratio	46.60	76.73	62.11	52.50	73.61	74.75	16.13

Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.46%	0.66%	0.61%	0.69%	0.86%	0.91%	0.91%
Allowance for credit losses to nonperforming loans at end of period (8)	223.35	168.21	175.26	150.57	132.98	122.59	124.14
Allowance for credit losses to total loans at end of period	0.92	0.99	0.95	1.10	1.40	1.40	1.36

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.22%	9.65%	9.70%	9.70%	10.45%	11.24%	9.99%
Tier 1 risk-based capital ratio	11.23	12.02	11.57	12.92	14.94	18.48	13.34
Total risk-based capital ratio	12.42	13.28	12.82	14.19	16.20	19.74	14.71

(1)	2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Consolidated Capital Ratios, are impacted by IBERIABANK Corporation’s acquisitions of CapitalSouth Bank on August 21, 2009 and Orion Bank and Century Bank on November 13, 2009. The same data for 2010 is impacted by IBERIABANK Corporation’s acquisition of Sterling Bank on July 23, 2010. 2011 data is impacted by IBERIABANK Corporation’s acquisitions of OMNI Bancshares, Inc. and Cameron Bancshares, Inc. on May 31, 2011 and Florida Trust Company on June 14, 2011. 2012 data is impacted by IBERIABANK Corporation’s acquisition of Florida Gulf Bancorp, Inc. on July 31, 2012.
(2)	Shares used for book value purposes are net of shares held in treasury at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

FLORIDA BANK GROUP, INC.

The following tables set forth selected historical consolidated financial and other data of Florida Bank Group and subsidiaries for the periods and at the dates indicated. The information in the tables is derived in part from the audited financial statements of Florida Bank Group for the years ended December 31, 2013 to 2009. The information in the tables as of and for the nine months ended September 30, 2014 is derived from the unaudited financial statements of Florida Bank Group. The selected historical financial and other data was not audited, but in the opinion of management, represents all adjustments necessary for a fair presentation. Operating results for any historical period are not necessarily indicative of the results that might be expected for fiscal 2014 or any other future period.

	At and for the nine months ended September 30, 2014	At and For Years Ended December 31,
(Dollars in thousands, except per share data)		2013	2012	2011	2010	2009
Balance Sheet Data
Total assets	$518,122	$536,400	$610,429	$729,391	$838,408	$830,344
Cash and cash equivalents	54,234	53,977	57,235	76,538	40,301	29,361
Loans receivable	323,940	337,087	392,099	479,885	592,875	645,993
Investment securities	116,902	123,519	129,029	149,226	177,451	99,776
Goodwill and other intangibles	0	0	0	0	0	0
Deposit accounts	393,153	408,026	498,577	610,355	712,504	630,518
Borrowings	60,000	67,700	67,700	67,700	67,700	81,700
Shareholders’ equity	62,020	56,971	40,716	47,036	53,607	113,360
Book value per share (1)	15.05	13.55	68.35	113.92	229.19	647.62
Tangible book value per share (1)	15.05	13.55	68.35	113.92	229.19	647.62

Income Statement Data
Interest income	$14,128	$19,898	$25,226	$32,701	$37,976	$40,597
Interest expense	2,159	3,442	7,576	12,118	15,840	21,304

Net interest income	11,968	16,456	17,651	20,584	22,136	19,293
Provision (credit) for loan losses	(2,288)	1,767	4,465	15,962	28,190	19,494

Net interest income after provision for loan losses	14,256	14,689	13,186	4,622	(6,054)	(202)
Non-interest income (loss)	1,513	(249)	1,559	(347)	3,083	(1,206)
Non-interest expense	12,714	18,412	20,236	22,116	27,879	31,129

Income (loss) before income taxes	3,055	(3,972)	(5,491)	(17,841)	(30,850)	(32,536)
Income taxes (benefit)	671	(1,215)	(322)	690	(23,684)	10,436

Net income (loss)	$3,727	$(5,187)	$(5,813)	$(17,151)	$(54,534)	$(22,100)

Earnings (loss) per share - basic (1)	$1.53	$(5.15)	$(34.66)	$(128.56)	$(389.79)	$(183.02)
Earnings (loss) per share - diluted (1)	0.69	(5.14)	(34.66)	(128.56)	(389.79)	(183.02)
Cash dividends per share	0	0	0	0	0	0

(1)	Restated for 2013 reverse stock split of 100:1.

	At and for the nine months ended September 30, 2014	At or For the Years Ended December 31,
		2013	2012	2011	2010	2009
Key Ratios
Return on average assets	0.71%	(0.92)%	(0.87)%	(2.19)%	(6.34)%	(2.55)%
Return on average common equity	10.45	(25.77)	(39.31)	(79.95)	(68.24)	(154.76)
Return on average tangible equity	10.45	(25.77)	(39.31)	(79.95)	(68.24)	(154.76)
Equity to assets at end of period	11.97	10.62	6.67	6.45	6.39	13.65
Earning assets to interest-bearing liabilities	121.50	112.49	114.21	115.60	117.08	120.17
Interest rate spread	2.51	3.33	2.71	2.48	2.43	1.89
Net interest margin (TE)	2.61	3.42	2.88	2.73	2.76	2.44
Non-interest expense to average assets	2.41	3.26	3.04	2.82	3.24	3.59
Efficiency ratio	94.31	113.60	105.34	109.29	110.55	172.10
Tangible efficiency ratio (TE) (Non-GAAP)	94.31	113.60	105.34	109.29	110.55	172.10
Common stock dividend payout ratio	—	—	—	—	—	—

Asset Quality Data
Nonperforming assets to total assets at end of period	0.48%	1.44%	4.71%	6.41%	7.68%	6.71%
Allowance for credit losses to nonperforming loans at end of period	565.74	209.17	68.21	48.69	36.51	45.46
Allowance for credit losses to total loans at end of period	2.23	2.52	2.92	4.06	3.51	3.30

Consolidated Capital Ratios
Tier 1 leverage capital ratio	11.88%	10.66%	5.66%	5.4%	0.46%	10.64%
Tier 1 risk-based ratio	19.05	17.27	8.65	8.32	9.75	13.68
Total risk-based capital ratio	20.31	18.54	11.23	19.71	11.02	14.95

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

OLD FLORIDA BANCSHARES, INC.

The following tables set forth selected historical consolidated financial and other data of Old Florida Bancshares, Inc. and subsidiaries for the periods and at the dates indicated. The information in the tables is derived in part from the audited financial statements of Old Florida Bancshares, Inc. for the years ended December 31, 2013 to 2009. The information in the tables as of and for the nine months ended September 30, 2014 is derived from the unaudited financial statements of Old Florida Bancshares, Inc. The selected historical financial and other data was not audited, but in the opinion of management, represents all adjustments necessary for a fair presentation. Operating results for any historical period are not necessarily indicative of the results that might be expected for fiscal 2014 or any other future period.

	At and for the nine months ended September 30, 2014	At or For Years Ended December 31,
(Dollars in thousands, except per share data)		2013	2012	2011	2010	2009
Balance Sheet Data
Total assets	$1,359,655	$1,340,600	$682,682	$595,360	$446,639	$335,490
Cash and cash equivalents	203,703	254,257	61,258	58,268	74,236	29,855
Loans receivable, net	1,037,800	919,169	495,298	399,742	319,900	193,519
Investments	70,979	121,277	95,040	106,112	27,373	91,711
Goodwill and other intangibles	5,676	6,111	404	404	404	—
Deposit accounts	1,204,698	1,188,091	600,339	512,437	368,167	271,640
Borrowings	5,362	12,736	2,218	9,426	8,389	1,950
Shareholders’ equity	145,688	136,508	79,196	72,896	69,406	60,913
Book value per share	$13.37	$12.53	$11.38	$10.46	$9.96	$8.81
Tangible book value per share	$12.85	$11.97	$11.32	$10.40	$9.90	$8.81

Income Statement Data
Interest income	$39,711	$34,345	$30,526	$4,324	$17,535	$9,011
Interest expense	2,832	3,232	3,023	3,876	3,935	3,279

Net interest income	36,879	31,113	27,503	20,448	13,600	5,732
Provision for loan losses	1,223	320	1,176	2,137	2,340	11,738

Net interest income after provision for loan losses	35,656	30,793	26,327	18,311	11,260	(6,006)
Non-interest income	2,533	4,422	3,659	2,125	4,369	409
Non-interest expense	23,909	23,823	20,141	18,131	13,392	11,430

Income (loss) before income taxes	14,280	11,392	9,845	2,305	2,237	(17,027)
Income taxes (benefit)	5,595	3,712	3,441	(650)	625	(4,448)
Minority interest, net of tax	97	179	95	58	45	32

Net income (loss)	$8,588	$7,501	$6,309	$2,897	$1,567	$(12,611)
Earnings per share - basic	$0.79	$0.99	$0.91	$0.42	$0.23	$(1.82)
Earnings per share - diluted	NA	NA	NA	NA	NA	NA
Cash dividends per share	NA	NA	NA	NA	NA	NA

	At and for the nine months ended September 30, 2014	At or For Years Ended December 31,
(Dollars in thousands, except per share data)		2013	2012	2011	2010	2009

Key Ratios
Return on average assets	0.85%	0.83%	1.00%	0.56%	0.56%	(5.15)%
Return on average common equity	8.11%	8.00%	8.40%	4.07%	3.93%	(27.72)%
Return on average tangible equity	8.57%	8.08%	8.45%	4.09%	3.97%	(27.72)%
Equity to assets at end of period	10.71%	10.18%	11.60%	12.24%	15.54%	18.16%
Earning assets to interest-bearing liabilities	139.52%	135.92%	134.69%	130.58%	124.09%	133.86%
Interest rate spread	3.81%	3.5%	4.58%	4.09%	3.34%	2.14%
Net interest margin (TE)	3.95%	3.71%	4.75%	4.30%	3.78%	2.81%
Non-interest expense to average assets	2.36%	2.63%	3.20%	3.48%	3.59%	4.82%
Efficiency ratio	60.66%	67.04%	64.64%	80.32%	74.53%	186.13%
Tangible Efficiency ratio (TE) (Non-GAAP)	59.56%	66.77%	64.63%	80.32%	74.53%	186.13%
Common stock dividend payout ratio	—	—	—	—	—	—

Asset Quality Data
Nonperforming assets to total assets	0.98%	1.20%	1.76%	1.82%	3.00%	3.41%
Allowance for loan losses to nonperforming loans	123.09%	87.79%	94.70%	88.48%	55.49%	104.41%
Allowance for loan losses to gross loans	0.90%	1.06%	1.70%	1.82%	2.04%	4.89%

Consolidated Capital Ratios
Tier 1 capital ratio	10.47%	9.92%	11.80%	10.17%	13.19%	14.38%
Tier 1 risk-based ratio	12.26%	12.46%	13.57%	12.86%	15.00%	20.28%
Total risk-based capital ratio	13.09%	13.40%	14.82%	14.11%	16.21%	21.57%

UNAUDITED COMPARATIVE PER SHARE DATA

We have summarized the per share information for IBERIABANK Corporation, Florida Bank Group and Old Florida Bancshares, Inc. on a historical, pro forma, pro forma combined and equivalent pro forma basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents IBERIABANK Corporation has filed with the Securities and Exchange Commission and the selected consolidated financial and other data in this proxy statement/prospectus. See “ Selected Historical Consolidated Financial and Other Data of IBERIABANK Corporation,” “Selected Historical Consolidated Financial and Other Data of Florida Bank Group, Inc.,” “Selected Historical Consolidated Financial and Other Data of Old Florida Bancshares, Inc.” and “Where You Can Find More Information.

The following table reflects the mergers of IBERIABANK Corporation, Florida Bank Group and Old Florida Bancshares, Inc. as if the mergers had taken place as of the beginning of the earliest period presented using the acquisition method of accounting.

The per share data is not necessarily indicative of the operating results that IBERIABANK Corporation would have achieved had it completed the mergers as of the beginning of the periods presented and should not be considered as representative of future operations.

	As of and for the Year Ended December 31, 2013 (5)	As of and for the Nine Months Ended September 30, 2014 (5)
Earnings (Loss) Per Common Share
Basic
IBERIABANK Corporation historical	$2.20	$2.26
Florida Bank Group historical	(5.15)	0.75
IBERIABANK Corporation—Florida Bank Group pro forma (1)	2.01	2.32
Equivalent pro forma for one share of Florida Bank Group common stock (2)	0.30	0.35

Old Florida Bancshares, Inc. historical	0.99	0.79
Pro forma combined (3)	2.06	2.36
Equivalent pro forma for one share of Florida Bank Group common stock (4)	0.31	0.35

Diluted
IBERIABANK Corporation historical	$2.20	$2.25
Florida Bank Group historical	(5.15)	0.75
IBERIABANK Corporation—Florida Bank Group pro forma (1)	2.01	2.31
Equivalent pro forma for one share of Florida Bank Group common stock (2)	0.30	0.34

Old Florida Bancshares, Inc. historical	0.99	0.79
Pro forma combined (3)	2.06	2.31
Equivalent pro forma for one share of Florida Bank Group common stock (4)	0.31	0.34

	As of and for the Year Ended December 31, 2013 (5)	As of and for the Nine Months Ended September 30, 2014 (5)
Cash Dividends Declared Per Common Share
IBERIABANK Corporation historical	$1.36	$1.02
Florida Bank Group historical	—	—
IBERIABANK Corporation—Florida Bank Group pro forma (1)	1.36	1.02
Equivalent pro forma for one share of Florida Bank Group common stock (2)	1.36	1.02

Old Florida Bancshares, Inc. historical	—	—
Pro forma combined (3)	1.36	1.02
Equivalent pro forma for one share of Florida Bank Group common stock (4)	1.36	1.02

Book Value Per Common Share
IBERIABANK Corporation historical	$51.40	$54.35
Florida Bank Group historical	13.55	12.28
IBERIABANK Corporation—Florida Bank Group pro forma (1)	54.14	55.72
Equivalent pro forma for one share of Florida Bank Group common stock (2)	8.07	8.30

Old Florida Bancshares, Inc. historical	12.53	13.37
Pro forma combined (3)	63.22	58.05
Equivalent pro forma for one share of Florida Bank Group common stock (4)	9.42	8.65

Tangible Book Value Per Common Share (6)
IBERIABANK Corporation historical	$37.17	$37.91
Florida Bank Group historical	13.55	12.28
IBERIABANK Corporation—Florida Bank Group pro forma (1)	39.72	39.55
Equivalent pro forma for one share of Florida Bank Group common stock (2)	5.92	5.89

Old Florida Bancshares, Inc. historical	11.97	12.85
Pro forma combined (3)	46.92	40.13
Equivalent pro forma for one share of Florida Bank Group common stock (4)	6.99	5.98

(1)	IBERIABANK Corporation—Florida Bank Group pro forma amounts are calculated using an Exchange Ratio of 0.149.
(2)	The Florida Bank Group equivalent pro forma information shows the effect of the merger from the perspective of an owner of Florida Bank Group common stock. The Florida Bank Group equivalent information is calculated by multiplying the pro forma combined per share amounts by an Exchange Ratio of 0.149. The Exchange Ratio is subject to adjustment. See “Approval of the Merger – Conversion of Florida Bank Group Common Stock.”
(3)	Pro forma combined amounts include IBERIABANK Corporation, Florida Bank Group and Old Florida Bancshares, Inc.
(4)	The Florida Bank Group equivalent pro forma information shows the effect of the mergers from the perspective of an owner of Florida Bank Group common stock. The Florida Bank Group equivalent information is calculated by multiplying the pro forma combined per share amounts by an Exchange Ratio of 0.149. The Exchange Ratio is subject to adjustment. See “Approval of the Merger – Conversion of Florida Bank Group Common Stock.”
(5)	The common shares included in the pro forma information assume the exercise of the warrants and conversion of preferred stock into shares of Florida Bank Group common stock. The combined exercise and conversion result in an additional 2,580,000 shares of Florida Bank Group common stock.

(footnotes continued on following page)

(6)	The tangible book values per share assume purchase price and accounting adjustments as follows:

	Florida Bank Group, Inc.		Old Florida Bancshares, Inc.
	As of December 31, 2013	As of September 30, 2014	As of December 31, 2013	As of September 30, 2014
Purchase Accounting Adjustments:
Assumed Purchase Price	$87,611,868	$87,611,868	$258,853,379	$258,853,379
Change in Control Payments	1,000,000	1,000,000	5,800,000	5,800,000
Valuation Adjustments	(7,211,168)	(8,462,861)	1,586,830	6,305,209
Tax Adjustments	26,990,887	26,515,244	(602,995)	(1,890,771)

Final purchase price and accounting adjustments may be materially different than the amounts presented above.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including without limitation, IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, and subsequent Quarterly Reports on Form 10-Q, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Risks Associated with the Merger

Fluctuations in the trading price of IBERIABANK Corporation common stock outside of certain ranges will change the number of shares of IBERIABANK Corporation common stock that you receive in the merger.

If the Measurement Price of IBERIABANK Corporation common stock is greater than or equal to $56.79 or less than or equal to $76.83 per share during the measurement period, the Exchange Ratio will equal 0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock. Within that range of values, the number of shares of IBERIABANK Corporation stock you will receive will not change, although the value of the shares received will vary with the market price for IBERIABANK Corporation common stock. However, if the Measurement Price is outside of this range, the Exchange Ratio will be adjusted. If the Measurement Price is greater than $76.83, then the number of IBERIABANK Corporation shares you will receive as merger consideration will equal the quotient obtained by dividing $11.45 by such Measurement Price. If the Measurement Price is less than $56.79, then the number of shares you will receive will equal the quotient obtained by dividing $8.46 by such Measurement Price. Outside of these Measurement Prices, the implied value per share of Florida Bank Group common stock will be fixed at $11.45 at the top of the range and $8.46 at the bottom of the range.

The market price of IBERIABANK Corporation’s common stock at the time the merger is completed may vary from the price of IBERIABANK Corporation’s common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and/or on the date of the Florida Bank Group special meeting as a result of various factors that are beyond the control of IBERIABANK Corporation and Florida Bank Group, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by Florida Bank Group shareholders, completion of the merger is subject to satisfaction of other conditions that may not occur until after the Florida Bank Group special meeting. Therefore, at the time of the Florida Bank Group special meeting you will not know or be able to calculate the precise value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of IBERIABANK Corporation common stock before you vote. The cash portion of the merger consideration to be received for each share is fixed and will not change based on the Measurement Price of IBERIABANK Corporation common stock prior to the closing date of the merger.

After the merger, the market value of IBERIABANK Corporation common stock may decrease and be lower than the Measurement Price of IBERIABANK Corporation’s common stock that was used in calculating the Exchange Ratio in the merger.

For additional information, see “Approval of the Merger — Conversion of Florida Bank Group Common Stock” on page 35.

The price of IBERIABANK Corporation’s common stock might decrease after the merger.

The value of the shares of IBERIABANK Corporation’s common stock you will receive in the merger in exchange for your shares of Florida Bank Group common stock will increase or decrease as the market price for IBERIABANK Corporation’s common stock changes. During the twelve-month period ended on December 5, 2014 (the most recent practicable date before the printing of the proxy statement/prospectus), the price of

IBERIABANK Corporation’s common stock varied from a low of $59.20 to a high of $72.41, and ended that period at $65.21. The market value of IBERIABANK Corporation’s common stock fluctuates based upon general market and economic conditions, IBERIABANK Corporation’s business and prospects and other factors.

The market price of IBERIABANK Corporation’s common stock after the merger may be affected by factors different from those affecting the shares of Florida Bank Group or IBERIABANK Corporation currently.

Upon completion of the merger, holders of Florida Bank Group common stock will become holders of IBERIABANK Corporation common stock. IBERIABANK Corporation’s business differs from that of Florida Bank Group, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the results of operations of each of IBERIABANK Corporation and Florida Bank Group. For a discussion of the businesses of IBERIABANK Corporation and Florida Bank Group and of certain factors to consider in connection with those businesses, see the documents incorporated by reference or described elsewhere in this proxy statement/prospectus.

The integration of the operations of IBERIABANK Corporation and Florida Bank Group may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) IBERIABANK Corporation’s ability to:

•	timely and successfully integrate the operations of IBERIABANK Corporation and Florida Bank Group;

•	retain key employees of IBERIABANK Corporation and Florida Bank Group;

•	maintain existing relationships with depositors in Florida Bank Group to minimize withdrawals of deposits prior to and subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from loans of Florida Bank Group;

•	control the incremental non-interest expense from IBERIABANK Corporation to maintain overall operating efficiencies;

•	retain and attract qualified personnel at IBERIABANK Corporation; and

•	compete effectively in the communities served by IBERIABANK Corporation and Florida Bank Group and in nearby communities.

IBERIABANK Corporation may not be able to manage effectively its growth resulting from the merger.

Acquisitions or mergers entail risks that could negatively affect the operations of IBERIABANK Corporation.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	IBERIABANK Corporation’s ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, IBERIABANK Corporation may issue equity securities, including common stock, preferred stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to the current shareholders of IBERIABANK Corporation (or to the shareholders of IBERIABANK Corporation at that time). Prior to the completion of the pending acquisition, IBERIABANK Corporation and Florida Bank Group operated as separate entities. IBERIABANK Corporation’s failure to successfully integrate these and future acquisitions and/or manage its growth could adversely affect its business, results of operations, financial condition and future prospects.

IBERIABANK Corporation’s targeted returns from the merger can be significantly impacted by Florida Bank Group’s income tax positions and related provisions.

Florida Bank Group’s tax provisions and future tax estimates involve a high degree of judgment and complexity. If these assumptions and judgments prove incorrect, IBERIABANK Corporation may be required to adjust the amount of goodwill associated with the merger. Any such adjustment may have an adverse effect on IBERIABANK Corporation’s rate of return on the Florida Bank Group acquisition.

The mergers with Florida Bank Group, Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. may distract management of IBERIABANK Corporation from its other responsibilities.

The acquisitions of Florida Bank Group, Old Florida Bancshares, Inc. and Georgia Commerce Bancshares, Inc. could cause the management of IBERIABANK Corporation to focus its time and energies on matters related to those acquisitions that otherwise would be directed to the business and operations of IBERIABANK Corporation. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of IBERIABANK Corporation.

Florida Bank Group shareholders will have less influence as shareholders of IBERIABANK Corporation than as shareholders of Florida Bank Group.

Florida Bank Group shareholders currently have the right to vote in the election of the board of directors of Florida Bank Group and on other matters affecting Florida Bank Group. Following the merger, the shareholders of Florida Bank Group as a group will own approximately 2.2% of the combined organization. When the merger occurs, each shareholder that receives shares of IBERIABANK Corporation common stock will become a shareholder of IBERIABANK Corporation with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Florida Bank Group. Because of this, Florida Bank Group shareholders will have less influence on the management and policies of IBERIABANK Corporation than they now have on the management and policies of Florida Bank Group.

Certain officers and directors of Florida Bank Group have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the officers and directors of Florida Bank Group have interests in the merger that are in addition to their interests as shareholders of Florida Bank Group generally. These interests exist because of, among other things, an employment agreement and a change in control severance agreement that the President and Chief

Executive Officer of Florida Bank Group entered into with IBERIABANK, ownership of stock options and rights to indemnification and officers and directors insurance for a limited time (at current levels) following the merger. IBERIABANK and directors of Florida Bank Group have entered into support agreements pursuant to which such directors have been invited to join IBERIABANK’s Tampa Advisory Board or, if formed, its Jacksonville Advisory Board following the merger, and to receive a fee of $500 per advisory board meeting attended. Florida Bank Group’s directors have agreed not to affiliate with any board of directors or advisory board of any other financial institution serving each of the Tampa-St. Petersburg-Clearwater, Florida Metropolitan Statistical Area, Tallahassee Metropolitan Statistical Area, the Sarasota-North Port-Bradenton Metropolitan Statistical Area and the Jacksonville, Florida Metropolitan Statistical Area for two years after consummation of the merger. Although the members of each of the IBERIABANK Corporation and Florida Bank Group board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger, you should be aware of them and understand that some of the directors and officers of Florida Bank Group will receive payments in connection with the merger that you will not receive. See “Approval of the Merger – Interests of Certain Executive Officers and Directors in the Merger” on page 52.

The fairness opinion obtained by Florida Bank Group from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

In connection with the execution of the merger agreement, Florida Bank Group received an opinion from its financial advisor, Sandler O’Neill, that the consideration to be received in the merger was fair to Florida Bank Group shareholders from a financial point of view. Florida Bank Group has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Florida Bank Group or IBERIABANK Corporation, general market and economic conditions and other factors that may be beyond the control of Florida Bank Group and IBERIABANK Corporation, and on which the fairness opinion was based, may alter the value of Florida Bank Group or IBERIABANK Corporation, or the prices of shares of Florida Bank Group common stock or IBERIABANK Corporation common stock by the time the special meeting takes place or by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Florida Bank Group does not anticipate asking its financial advisor to update its opinion, the October 2, 2014 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is included as Appendix B to this proxy statement/prospectus. For a description of the opinion that Florida Bank Group received from its financial advisor, please refer to “Approval of the Merger – Opinion of Florida Bank Group’s Financial Advisor” on page 41. For a description of the other factors considered by Florida Bank Group’s board of directors in determining to approve the merger, please refer to “Approval of the Merger – Florida Bank Group’s Reasons for the Merger; Recommendation of the Florida Bank Group Board of Directors” on page 40.

If the merger does not constitute a reorganization within the meaning of Section 368(a) of the Code, then Florida Bank Group shareholders will be responsible for payment of United States federal income taxes.

The U.S. Internal Revenue Service, or IRS, may determine that the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code. In that case, each Florida Bank Group shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the IBERIABANK Corporation common stock and cash received by the shareholder in the merger and (ii) the shareholder’s adjusted tax basis in the shares of Florida Bank Group common stock exchanged therefore.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of IBERIABANK Corporation and Florida Bank Group may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before IBERIABANK Corporation and Florida Bank Group are obligated to complete the merger:

•	the merger agreement must be duly approved by the requisite vote of the holders of Florida Bank Group Class A common stock;

•	the conversion of the shares of Series D Preferred Stock to Florida Bank Group Class A common stock must be approved by the requisite vote of holders of Series D Preferred Stock;

•	the conversion of the shares of Series E Preferred Stock to Florida Bank Group Class B common stock must be approved by the requisite vote of holders of Series E Preferred Stock;

•	all material regulatory approvals required for consummation of the merger must be obtained;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•	no stop order of the registration statement shall have been issued or threatened by the SEC; and

•	the shares of IBERIABANK Corporation common stock to be issued in the merger must be approved for listing on the NASDAQ Global Select Market.

Termination of the merger agreement could negatively impact Florida Bank Group.

If the merger agreement is terminated, there may be various consequences. For example, Florida Bank Group’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, Florida Bank Group will have incurred substantial expenses in connection with this contemplated transaction without realizing the benefits of the merger. If the merger agreement is terminated and Florida Bank Group’s board of directors seeks another merger or business combination, Florida Bank Group’s shareholders cannot be certain that Florida Bank Group will be able to find a party willing to pay the equivalent or greater consideration than that which IBERIABANK Corporation has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Florida Bank Group’s board of directors, Florida Bank Group may be required to pay IBERIABANK Corporation a termination fee of up to $3,500,000 depending on the circumstances under which the merger agreement is terminated.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Florida Bank Group.

Until the completion of the merger, with some exceptions, Florida Bank Group is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than IBERIABANK Corporation. In addition, Florida Bank Group has agreed to pay a termination fee to IBERIABANK Corporation in specified circumstances. These provisions could discourage other companies from trying to acquire Florida Bank Group even though those other companies might be willing to offer greater value to Florida Bank Group shareholders than IBERIABANK Corporation has agreed to pay.

Florida Bank Group will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Florida Bank Group. These uncertainties may impair Florida Bank Group’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Florida Bank Group to seek to change existing business relationships with Florida Bank Group. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Florida Bank Group may experience uncertainty about their future roles with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Florida Bank Group employees depart because of personal issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Florida Bank Group’s business following the merger could be harmed. In addition, the merger agreement restricts Florida Bank Group from making certain acquisitions and taking other specified actions until the merger occurs without the consent of IBERIABANK Corporation. These restrictions may prevent Florida Bank Group from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Approval of the Merger – Conduct of Business Pending the Merger” on page 55.

FLORIDA BANK GROUP, INC. SPECIAL MEETING

Florida Bank Group is mailing this proxy statement/prospectus to you as a Florida Bank Group shareholder on December 11, 2014. With this document, Florida Bank Group is sending you a notice of the Florida Bank Group special meeting of shareholders and a form of proxy that is solicited by the Florida Bank Group board of directors. The special meeting will be held on January 13, 2015 at 11:00 a.m., local time, at The Tampa Club located at 101 East Kennedy Boulevard, Suite 4200, Tampa, Florida 33602.

Matters to be Considered

Holders of Class A common stock will be asked to vote on a proposal to approve the merger agreement, pursuant to which Florida Bank Group will be merged with and into IBERIABANK Corporation.

Holders of Class A common stock also will also be asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders, if necessary, to solicit additional proxies to approve the merger agreement.

Holders of Series D Preferred Stock will be asked to vote upon a proposal to approve the conversion of the Series D Preferred to Florida Bank Group Class A common stock in accordance with the terms of the Series D Preferred Stock.

Holders of Series E Preferred Stock will be asked to vote upon a proposal to approve the conversion of the Series E Preferred to Florida Bank Group Class B common stock in accordance with the terms of the Series E Preferred Stock.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Florida Bank Group;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted, as appropriate, “FOR” approval of the merger agreement, “FOR” approval of any proposal by management to adjourn the special meeting if necessary to solicit additional proxies and “FOR” approval of the conversion of the shares of Series D Preferred Stock to Florida Bank Group Class A common stock and “FOR” approval of the conversion of the shares of Series E Preferred Stock to Florida Bank Group Class B common stock. No other matter may be presented for action at the special meeting.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Florida Bank Group. Florida Bank Group will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on November 24, 2014 has been fixed as the record date for determining the Florida Bank Group shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 2,291,010 shares of Florida Bank Group Class A common stock were outstanding, and were held by approximately 430 holders of record, 71,888.485 shares of Series D Preferred Stock were outstanding, and were held by 95 holders of record, and 8,111.515 shares of Series E Preferred Stock were outstanding, and were held by one holder of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Florida Bank Group Class A common stock and a majority of the outstanding shares of each of the Series D Preferred Stock and Series E Preferred Stock, each entitled to vote is necessary to constitute a quorum at the special meeting of shareholders.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Florida Bank Group Class A common stock. Holders of Florida Bank Group Class A common stock outstanding on the record date constitute the Florida Bank Group voting power entitled to vote on the Merger Agreement at the special meeting. An abstention will be counted for purposes of a quorum. A broker non-vote also will be counted for purposes of determining a quorum. However, because the required vote to approve the merger agreement is based on the number of Florida Bank Group Class A shares outstanding, a failure to vote, an abstention or a broker non-vote will have the same effect as a vote against the proposal to approve the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies, requires a majority of Class A votes cast affirmatively or negatively without regard to broker non-votes and proxies marked “ABSTAIN” as to the matter.

Approval of the conversion of the Series D Preferred Stock and Series E Preferred Stock to Florida Bank Group common stock requires the affirmative vote of the holders of a majority outstanding shares of each of the Series D Preferred Stock and the Series E Preferred Stock. Holders of Series D Preferred Stock and Series E Preferred Stock outstanding on the record date constitute the Florida Bank Group voting power entitled to vote on the conversions at the special meeting. An abstention will be counted for purposes of a quorum. A broker non-vote also will be counted for purposes of determining a quorum. However, because the required vote to approve the conversion is based on the number of Series D Preferred Stock shares outstanding and the number of Series E Preferred Stock shares outstanding, a failure to vote, an abstention or broker non-vote will have the same effect as a vote against the proposal to approve the conversions.

As of the record date, directors of Florida Bank Group beneficially owned 938,712 shares of Florida Bank Group common stock and 26,659.394 shares of Series D Preferred Stock entitled to vote at the special meeting of shareholders. This represents approximately 40.97% of the total votes of shares of Class A common stock and 37.1% of the total votes of shares of Series D Preferred Stock entitled to be cast at the special meeting. These individuals have entered into support agreements pursuant to which they have agreed to vote “FOR” approval of the merger agreement and the conversion of a Series D Preferred Stock. All shares of Florida Bank Group Class B common stock and the Series E Preferred Stock are owned by one holder.

Recommendation of the Board of Directors

The Florida Bank Group board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Florida Bank Group shareholders and is in the best interest of Florida Bank Group and its shareholders and recommends that you vote “FOR” the approval of the merger agreement. The board of directors of Florida Bank

Group also recommends that the holders of Series D Preferred Stock and the holders of Series E Preferred Stock vote for approval of the conversion of the Series D Preferred Stock and the Series E Preferred Stock to shares of Florida Bank Group common stock. See “Approval of the Merger— Florida Bank Group’s Reasons for the Merger; Recommendation of the Florida Bank Group Board of Directors” on page 40.

The board of directors also recommends that you vote “FOR” a proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies to approve the merger agreement.

APPROVAL OF THE MERGER

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus (without exhibits) as Appendix A hereto and incorporated herein by reference.

General

Pursuant to the merger agreement, Florida Bank Group will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. Each share of Florida Bank Group common stock will be converted into the right to receive 0.149 of a share of IBERIABANK Corporation common stock. This Exchange Ratio is subject to adjustment depending on the Measurement Price of IBERIABANK Corporation common stock. If the Measurement Price is greater than $76.83, each outstanding share of Florida Bank Group common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $11.45 by such Measurement Price. If the Measurement Price is less than $56.79, each share of Florida Bank Group common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $8.46 by the Measurement Price. Cash will be paid in lieu of any fractional share of Florida Bank Group common stock. In addition, each share of Florida Bank Group common stock will receive a fixed cash payment of $7.81. The fixed cash payment will not fluctuate based on the Measurement Price of IBKC common stock prior to completion of the merger. See “Conversion of Florida Bank Group Common Stock” below.

As a result of the merger, the separate corporate existence of Florida Bank Group will cease and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of Florida Bank Group. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of Florida Bank. Florida Bank will then merge with and into IBERIABANK, as a result of which, the separate corporate existence of Florida Bank will cease. Upon consummation of the merger, the board of directors and executive officers of each of IBERIABANK Corporation and IBERIABANK shall consist of those persons serving as directors and executive officers of IBERIABANK Corporation and IBERIABANK, respectively, prior to the merger.

The Parties

IBERIABANK Corporation. IBERIABANK Corporation, a Louisiana corporation, is the financial holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates full service bank branch offices in its market areas throughout Louisiana, Texas, Arkansas, Alabama, Tennessee and Florida. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” At September 30, 2014, IBERIABANK Corporation had total assets of $15.5 billion, total deposits of $12.3 billion and shareholders’ equity of $1.8 billion.

Florida Bank Group. Florida Bank Group, Inc., a Florida corporation, is the bank holding company for Florida Bank, a wholly owned Florida-chartered commercial bank, both headquartered in Tampa, Florida. Florida Bank has 13 bank branch offices in the Florida market. As of September 30, 2014, Florida Bank Group had total assets, deposits and equity of approximately $518 million, $399 million and $62 million, respectively.

Conversion of Florida Bank Group Common Stock

If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Florida Bank Group common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock and a fixed cash payment of $7.81 per share of Florida Bank Group common stock. The cash portion of the merger consideration is fixed and will not fluctuate based on the Measurement Price of IBKC common stock prior to the closing date of the merger. The Exchange Ratio (the precise number of shares of IBERIABANK Corporation common stock to be received for each share of Florida Bank Group common stock) will depend on the Measurement Price of the IBERIABANK Corporation common stock. The term Measurement Price is defined in the merger agreement to be the arithmetic average of the daily weighted average trading prices of IBERIABANK Corporation common stock over 15 trading days ending on the business day prior to the closing date of the merger. The Exchange Ratio will be:

•	0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock if the Measurement Price is greater than or equal to $56.79 or equal to or less than $76.83; or

•	if the Measurement Price is greater than $76.83 per share, then the Exchange Ratio will equal the quotient obtained by dividing $11.45 by the Measurement Price, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•	if the Measurement Price is less than $56.79 per share, then the Exchange Ratio will equal the quotient obtained by dividing $8.46 by the Measurement Price, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock.

The following table provides examples of how the Exchange Ratio and the value of the stock portion of the merger consideration may change depending on the Measurement Price of the IBERIABANK Corporation common stock. The range of Measurement Prices set forth in the table has been included for representative purposes only. IBERIABANK Corporation cannot assure you as to what the market price of the IBERIABANK Corporation common stock to be issued in the merger will be at or following the time of the exchange. The cash portion of the merger consideration is fixed, and will not fluctuate based on the Measurement Price of IBERIABANK Corporation Stock prior to the closing date of the merger.

Hypothetical Measurement Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Stock Value Received in Exchange Per Florida Bank Group Share	Fixed Cash Amount Per Florida Bank Group Share	Merger Consideration Per Florida Bank Group Share*
$82.00	0.140	$11.45	$7.81	$19.26
$80.00	0.143	$11.45	$7.81	$19.26
$78.00	0.147	$11.45	$7.81	$19.26
$76.84	0.149	$11.45	$7.81	$19.26

$76.83	0.149	$11.45	$7.81	$19.26
$65.00	0.149	$9.69	$7.81	$17.50
$62.61	0.149	$9.33	$7.81	$17.14
$60.00	0.149	$8.94	$7.81	$16.75
$56.79	0.149	$8.46	$7.81	$16.27

$56.78	0.149	$8.46	$7.81	$16.27
$55.00	0.154	$8.46	$7.81	$16.27
$53.00	0.160	$8.46	$7.81	$16.27
$51.00	0.166	$8.46	$7.81	$16.27

*	Excludes fractional share payment amount.

The examples above are illustrative only. The number of shares you receive for each of your shares of Florida Bank Group common stock will be based on the actual Measurement Price. The actual Measurement

Price may be outside the range of the amounts set forth above, and as a result, the actual Exchange Ratio and implied value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table.

The 15-day average trading price of IBERIABANK Corporation common stock as of December 5, 2014 was $66.11. If this was the actual Measurement Price, you would receive 0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock owned by you. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

The Exchange Ratio and the fixed cash amount was arrived at through arm’s-length negotiations between Florida Bank Group and IBERIABANK Corporation. The merger agreement provides that, if IBERIABANK Corporation effects a stock dividend, reclassification, recapitalization, split, or combination of the shares of IBERIABANK Corporation common stock, an appropriate adjustment to the Exchange Ratio will be made.

Stock Options

On the effective date of the merger, each stock option to purchase shares of Florida Bank Group common stock granted under the Florida Bank Group stock option plan agreements, whether vested or unvested, that is outstanding and unexercised will cease to represent a right to acquire Florida Bank Group common stock and will be cancelled and converted into the right to receive in cash an amount (subject to required tax withholdings if applicable), equal to (a) $7.81, plus (b) the difference between (i) the product of the Exchange Ratio and the Measurement Price, and (ii) the $7.74 exercise price to purchase the Florida Bank Group common stock underlying such Florida Bank Group stock option.

Stock Purchase Warrant

The holder of all of the outstanding shares of Class B common stock and Series E Preferred Stock, also holds a warrant exercisable for 100,000 shares of Class B common stock at a price of $1.00 per share which will be exercised immediately prior to closing of the merger. Such shares of Class B common stock will be entitled to receive the same consideration payable in the merger for the shares of Florida Bank Group Class A common stock.

Procedure for Exchanging Certificates

At or prior to the effective date of the merger, IBERIABANK Corporation will deposit with its exchange agent certificates representing the shares of IBERIABANK Corporation common stock, the aggregate fixed cash amount of $39.4 million, and the estimated amount of cash to be paid in lieu of fractional shares of IBERIABANK Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Florida Bank Group common stock.

As soon as practicable after the effective date of the merger (but in no event later than five business days after the effective date of the merger), a letter of transmittal, together with instructions for the exchange of certificates representing shares of Florida Bank Group common stock for the merger consideration, will be mailed to each person who is a shareholder of record of Florida Bank Group on the effective date of the merger. Shareholders are requested not to send in their Florida Bank Group common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates, the fixed cash amount per share and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Florida Bank Group common stock certificates.

After the effective time of the merger, each certificate formerly representing Florida Bank Group common stock, until so surrendered and exchanged, will evidence only the right to receive the number of whole shares of

IBERIABANK Corporation common stock that the holder is entitled to receive in the merger, the fixed cash payment of $7.81 per share and any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock and any dividend or other distribution with respect to IBERIABANK Corporation common stock which becomes payable after the effective time of the merger. IBERIABANK Corporation, at its option, may decline to pay former shareholders of Florida Bank Group who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date of the merger until they have surrendered their certificates of Florida Bank Group common stock for IBERIABANK Corporation common stock. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock, will be paid without interest.

If your Florida Bank Group stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Background of the Merger

As a part of its ongoing consideration and evaluation of its long-term prospects and strategies, each of Florida Bank Group’s and IBERIABANK Corporation’s board of directors and senior management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options, potentially available to them, all with the goal of enhancing value for their respective shareholders. The strategic discussions have focused on, among other things, the business environment facing financial institutions in general and Florida Bank Group and IBERIABANK Corporation, in particular, as well as current conditions and ongoing consolidation in the financial services industry.

In June 2014, Susan Martinez, President and Chief Executive Officer of Florida Bank Group was advised by a Florida Bank Group shareholder that IBERIABANK Corporation would like an introduction, and she placed a telephone call to John R. Davis, IBERIABANK Corporation’s Director of Financial Strategy and Mergers and Acquisitions. During the conversation, Mr. Davis inquired as to whether Ms. Martinez was interested in meeting with IBERIABANK Corporation representatives to discuss Florida Bank Group and its prospects. On June 26, 2014, Ms. Martinez and Gary Ward, Florida Bank Group’s Chief Financial Officer, met with Mr. Davis and Daryl G. Byrd, IBERIABANK Corporation’s President and Chief Executive Officer. The discussion included general information regarding their respective organizations and the current financial institutions’ market and other conditions. On June 27, 2014, IBERIABANK Corporation sent a non-disclosure agreement to Ms. Martinez for consideration.

On July 1, 2014, the Executive Committee of Florida Bank Group’s Board of Directors met with Ms. Martinez and she updated the committee as to her discussions with the IBERIABANK Corporation representatives. Florida Bank Group’s Executive Committee approved Florida Bank Group entering into the non-disclosure agreement, which was signed by Florida Bank Group and IBERIABANK Corporation that day. Also on July 1, 2014, IBERIABANK Corporation provided Florida Bank Group with a list of information that IBERIABANK Corporation desired to review as a part of its due diligence process.

On July 16, 2014, Messrs. Byrd and Davis visited Tampa Bay and toured Florida Bank Group’s market area. They also had dinner that evening with Ms. Martinez and Robert Rothman, a director of Florida Bank Group. On July 17, 2014, Florida Bank Group received a draft of a proposed letter of intent from IBERIABANK Corporation. That same day, Florida Bank Group’s Board of Directors met to discuss the terms of the letter of intent and authorized engagement of an independent financial advisor to advise Florida Bank Group on mergers, acquisitions and strategic alternatives, and to assist in discussions with IBERIABANK Corporation. On July 18, 2014, Sandler O’Neill + Partners, L.P., or Sandler O’Neill, provided a draft of a proposed engagement letter to Florida Bank Group. On July 21, 2014, Florida Bank Group’s Executive Committee met with Sandler O’Neill, and following discussion, authorized Ms. Martinez to sign the final engagement letter with Sandler O’Neill, which was signed later that day.

On July 25, 2014, the Florida Bank Group Executive Committee met to discuss IBERIABANK Corporation’s letter of intent and exclusivity requested by IBERIABANK Corporation as a part of the process. A representative of Sandler O’Neill and Florida Bank Group’s legal counsel also participated in the meeting.

In a letter dated July 26, 2014, IBERIABANK Corporation proposed a purchase price in the range of $100 million to $110 million.

On July 29, 2014, Florida Bank Group and IBERIABANK Corporation signed an exclusivity agreement. Also on that day, IBERIABANK Corporation sent to Florida Bank Group a revised letter of intent, which included changes to the terms of Ms. Martinez’s executive employment agreement and also changes to termination provisions in a definitive merger agreement. Thereafter, IBERIABANK Corporation commenced performing onsite due diligence of Florida Bank Group.

On August 14, 2014, Mr. Davis, in a call a Sandler O’Neill representative, indicated that the IBERIABANK Corporation proposal was being revised to contemplate a transaction in a range below $100 million.

On August 15, 2014 Florida Bank Group’s Executive Committee, with Sandler O’Neill representatives and legal counsel participating, met to consider the revised IBERIABANK Corporation proposal.

On August 19, 2014, Florida Bank Group sent a letter to IBERIABANK Corporation terminating IBERIABANK Corporation’s exclusivity agreement. On August 21, 2014, IBERIABANK Corporation sent a letter to Florida Bank Group acknowledging termination of the exclusivity agreement.

Following the termination of the exclusivity agreement, Sandler O’Neill contacted five banking institutions that have been active in the Florida bank merger and acquisitions market and inquired about their interest in a possible acquisition of Florida Bank Group. Sandler O’Neill provided the parties with general transaction assumptions. Three of the parties declined to pursue that acquisition transaction, and two parties provided oral indications of interests at values below IBERIABANK Corporation’s revised proposal.

On September 3, 2014, Mr. Byrd called Ms. Martinez to discuss having an additional meeting to continue discussions regarding a possible transaction. On September 8, 2014, Messrs. Byrd and Davis, Ms. Martinez and Mr. Rothman, and Sandler O’Neill representatives met to discuss a transaction value range of approximately $90 to $97 million.

On September 9, 2014, a conference call was held among Florida Bank Group management, Sandler O’Neill representatives and IBERIABANK Corporation in which the participants discussed various deal points of a proposed transaction.

On September 10, 2014, Ms. Martinez and Kim Buchanan, Florida Bank Group’s Executive Vice President and Chief Operating Officer, met with Randy Bryan, IBERIABANK Corporation’s Chief Risk Officer, and Michael Pou, IBERIABANK Corporation’s Director of Corporate Real Estate, to discuss Florida Bank Group’s real estate holdings and other general matters related to Florida Bank Group’s business and operations.

On September 12 through September 14, 2014, IBERIABANK Corporation representatives performed additional onsite review of Florida Bank Group’s loan portfolio.

On September 16, 2014, Florida Bank Group received a revised draft of a proposed letter of intent from IBERIABANK Corporation with a transaction range of approximately $81 to $103 million, based upon the then trading price of IBERIABANK Corporation common stock.

On September 16, 2014, Florida Bank Group’s Executive Committee met with legal counsel and a Sandler O’Neill representative to: 1) review activities since the termination of the exclusivity with IBERIABANK Corporation, which included a request that Sandler O’Neill conduct an informal market check; 2) review steps which led to receipt of a revised letter of intent from IBERIABANK Corporation; 3) consider the letter of intent from IBERIABANK Corporation and 4) direct Sandler O’Neill to propose revisions to Mr. Davis.

On September 17, 2014, the Florida Bank Group Executive Committee met with legal counsel and a Sandler O’Neill representative to consider IBERIABANK Corporation’s reaction to Florida Bank Group’s proposed revisions.

Also, on September 17, 2014, IBERIABANK Corporation’s proposed letter of intent was revised further, with the transaction range narrowed to approximately $85 to $101 million, based upon the then trading price of the IBERIABANK Corporation common stock.

On September 18, 2014, IBERIABANK Corporation sent a revised letter of intent to Florida Bank Group with a transaction range which remained approximately $85 to $101 million, based upon the then trading price of IBERIABANK Corporation common stock. At the same time, the exclusivity agreement was extended to October 18, 2014. Also on September 18, 2014, Florida Bank Group’s Board of Directors, with Sandler O’Neill representatives participating, met to discuss the terms of the revised letter of intent and, following discussion, authorized management to continue discussions with IBERIABANK Corporation regarding a possible transaction.

On September 22 and 23, 2014, Florida Bank Group and Sandler O’Neill representatives met with IBERIABANK Corporation representatives to conduct reverse due diligence. On September 23, 2014, Florida Bank Group received an initial draft of a proposed merger agreement. During the following two week period, the parties had additional discussions and continued to negotiate and finalize a definitive merger agreement and the other transaction documents.

On October 2, 2014, Florida Bank Group’s and Florida Bank’s Board of Directors held meetings to consider, based on presentations from Florida Bank Group’s outside legal counsel and financial advisors and discussions with senior management, the status of the proposed transaction with IBERIABANK Corporation. At the meeting, Florida Bank Group’s legal counsel reviewed with its directors their fiduciary duty to shareholders under Florida law. Legal counsel also reviewed with directors the terms and conditions of the merger agreement, the merger and the various agreements to be signed in connection with the merger agreement. Representatives of Sandler O’Neill reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Florida Bank Group capital stock. Following a discussion among members of Florida Bank Group’s Board of Directors, including consideration of the factors described under “-Florida Bank Group’s Reasons for the Merger; Recommendation of the Florida Bank Group Board of Directors” in this proxy statement/prospectus, Florida Bank Group’s Board of Directors unanimously determined that the merger agreement and the merger are advisable and in the best interests of Florida Bank Group and its shareholders and approved and adopted the merger agreement and the merger, and recommended that the merger agreement and the merger be submitted to Florida Bank Group shareholders for approval.

On October 2, 2014, Florida Bank Group and IBERIABANK Corporation signed the merger agreement and the other transaction documents. IBERIABANK Corporation issued a press release announcing the transaction on the following morning.

Florida Bank Group’s Reasons for the Merger; Recommendation of the Florida Bank Group Board of Directors

Florida Bank Group’s board of directors has determined that the merger is fair to, and in the best interests of, Florida Bank Group’s shareholders. In approving the merger agreement, Florida Bank Group’s board of directors consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the Florida Bank Group shareholders, and with its outside legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, Florida Bank Group’s board also considered a number of factors, including the following:

•	Florida Bank Group’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Florida Bank Group;

•	the current and prospective environment in which Florida Bank Group operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill dated as of October 2, 2014 that, as of October 2, 2014 (the date on which Florida Bank Group’s board of directors approved the merger agreement), and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration to be received from IBERIABANK Corporation is fair, from a financial point of view, to the shareholders of Florida Bank Group (see “—Opinion of Florida Bank Group’s Financial Advisor,” beginning on page 41);

•	that shareholders of Florida Bank Group will receive the merger consideration in shares of IBERIABANK Corporation common stock, which are publicly traded on the NASDAQ Global Select stock exchange;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the Florida Bank Group common stock exchanged for IBERIABANK Corporation common stock;

•	the results that Florida Bank Group could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by IBERIABANK Corporation;

•	the ability of IBERIABANK Corporation to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Florida Bank Group’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire Florida Bank Group;

•	that under the agreement Florida Bank Group could not solicit competing proposals for the acquisition of Florida Bank Group;

•	the merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	that some of Florida Bank Group’s directors and executive officers have other financial interests in the merger in addition to their interests as Florida Bank Group shareholders, including financial interests that are the result of existing compensation arrangements with Florida Bank Group and/or prospective compensation arrangements with IBERIABANK Corporation and the manner in which such interests would be affected by the merger; and

•	the requirement that Florida Bank Group conduct its business in the ordinary course and the other restrictions on the conduct of Florida Bank Group’s business before completion of the merger, which may delay or prevent Florida Bank Group from undertaking business opportunities that may arise before completion of the merger.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by Florida Bank Group’s board of directors in approving the merger. In reaching its determination, the Florida Bank Group board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of Florida Bank Group’s shareholders, and therefore the board of directors of Florida Bank Group unanimously approved the merger agreement and the merger. In addition, all members of Florida Bank Group’s board of directors have entered into voting agreements requiring them to vote the shares of Florida Bank Group common stock over which they have voting authority in favor of the merger agreement.

Florida Bank Group’s board unanimously recommends that Florida Bank Group’s shareholders vote “FOR” the merger agreement.

Opinion of Florida Bank Group’s Financial Advisor

The fairness opinion of Florida Bank Group’s financial advisor in connection with the merger, Sandler O’Neill, is described below. The description contains projections, estimates and other forward looking statements about the future earnings or other measures of the future performance of Florida Bank Group. You should not rely on any of these statements as having been made or adopted by Sandler O’Neill, Florida Bank Group or IBERIABANK Corporation. You should review the copy of the fairness opinion, which is attached as Appendix B.

By letter dated July 21, 2014, Florida Bank Group retained Sandler O’Neill to act as financial advisor to the Florida Bank Group board of directors in connection with Florida Bank Group’s consideration of a possible business combination involving Florida Bank Group and IBERIABANK Corporation. If requested by Florida Bank Group, Sandler O’Neill would also act as an independent financial advisor to the Board in connection with Florida Bank Group’s consideration of a possible business combination involving Florida Bank Group and one or more parties other than IBERIABANK Corporation introduced to Florida Bank Group by Sandler O’Neill. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Florida Bank Group in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 2, 2014 meeting at which Florida Bank Group’s Board of Directors considered and approved the merger agreement, Sandler O’Neill delivered to the Board its written opinion that, as of such date, the merger consideration was fair to the holders of Florida Bank Group common stock from a financial point of view. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Florida Bank Group common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to Florida Bank Group’s board and is directed only to the fairness of the merger consideration to the holders of Florida Bank Group’s common stock from a financial point of view. It does not address the underlying business decision of Florida Bank Group to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Florida Bank Group’s common stock as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Florida Bank Group’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Florida Bank Group’s stockholders.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

certain publicly available financial statements and other historical financial information of Florida Bank Group that Sandler O’Neill deemed relevant:

•	certain publicly available financial statements and other historical financial information of IBERIABANK Corporation that Sandler O’Neill deemed relevant;

•	internal financial projections for Florida Bank Group for the fiscal years ending December 31, 2014 and December 31, 2015 as provided by senior management of Florida Bank Group and a long-term estimated growth rate for the years thereafter as provided by senior management of Florida Bank Group;

•	publicly available analyst earnings estimates for IBERIABANK Corporation for the years ending December 31, 2014 through 2016 and a median long term growth rate thereafter;

•	the pro forma financial impact of the merger on IBERIABANK Corporation based on assumptions relating to purchase accounting adjustments as discussed with the senior management of Florida Bank Group and IBERIABANK Corporation and certain cost savings and transaction expenses as discussed with the senior management of Florida Bank Group;

•	a comparison of certain financial and other information, including stock trading information, for Florida Bank Group and IBERIABANK Corporation with similar publicly available information for certain other publicly traded thrift institutions and commercial banks, respectively;

•	the financial terms of certain other recent merger and acquisition transactions in the banking sector;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Florida Bank Group the business, financial condition, results of operations and prospects of Florida Bank Group and held similar discussions with the senior management of IBERIABANK Corporation regarding the business, financial condition, results of operations and prospects of IBERIABANK Corporation.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by Florida Bank Group and IBERIABANK Corporation or their respective representatives or that was otherwise reviewed by them and they assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of senior management of each of Florida Bank Group and IBERIABANK Corporation that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill was not asked to, and did not, undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Florida Bank Group or IBERIABANK Corporation or any of their respective subsidiaries. Sandler O’Neill did not review any individual credit files of Florida Bank Group or IBERIABANK Corporation or make an independent evaluation of the adequacy of the allowance for loan losses of Florida Bank Group or IBERIABANK Corporation, and assumed, with Florida Bank Group’s consent, that the respective allowances for loan losses for both Florida Bank Group and IBERIABANK Corporation were adequate to cover any such losses.

In preparing its analyses, Sandler O’Neill used internal financial projections for Florida Bank Group for the fiscal years ending December 31, 2014 and December 31, 2015 as provided by senior management of Florida Bank Group and a long-term estimated growth rate for the years thereafter as provided by senior management of Florida Bank Group. Senior management of Florida Bank Group confirmed that this reflected the best judgments of management of the future financial performance of Florida Bank Group. With respect to IBERIABANK Corporation, Sandler O’Neill used publicly available analyst earnings estimates for IBERIABANK Corporation for the years ending December 31, 2014 through 2016 and a median long term growth rate thereafter. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with senior management of IBERIABANK Corporation and/or Florida Bank Group. With respect to these projections, Sandler O’Neill assumed that they had been reasonably prepared on a basis reflecting the best available judgment of such management, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such projections or the assumptions on which they were based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Florida Bank Group or IBERIABANK Corporation since the date of the most recent financial data made available to them as of the date of their opinion.

Sandler O’Neill assumed in all respects material to its analysis that Florida Bank Group and IBERIABANK Corporation will remain as going concerns for all periods relevant to its analyses, that the parties to the merger agreement will comply with all material terms of the merger agreement, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the merger agreement will not be waived, that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Florida Bank Group, IBERIABANK Corporation or the merger, and that the merger will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Florida Bank Group’s consent, Sandler O’Neill relied upon the advice Florida Bank Group received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Florida Bank Group’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Florida Bank Group or IBERIABANK Corporation and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Florida Bank Group and IBERIABANK Corporation and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Florida Bank Group, IBERIABANK Corporation and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Florida Bank Group’s Board of Directors at its October 2, 2014 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Florida Bank Group’s common stock or the prices at which Florida Bank Group’s or IBERIABANK Corporation’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Florida Bank Group’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Florida Bank Group’s board of directors or management with respect to the fairness of the merger.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Florida Bank Group stockholders will receive in exchange for each share of Florida Bank Group’s stock: (i) 0.149 of a share of IBERIABANK Corporation common stock and (ii) $7.81 in cash. Using a closing price of IBERIABANK Corporation’s stock price of $63.31, based upon 5,051,745 common shares outstanding and options to purchase 374,400 Florida Bank Group’s shares with a weighted average strike price of $7.74 per share, Sandler O’Neill calculated a per share consideration of $17.24 and aggregate consideration of approximately $90.7 million. The merger is subject to a collar. If IBERIABANK Corporation’s 15-day volume weighted average market price (VWAP) at close is above $76.83, the fixed share consideration value is $11.45. If the IBERIABANK Corporation’s 15-day VWAP at close is below $56.79, the fixed share consideration is $8.46. Based upon financial information for Florida Bank Group as or for the twelve months ended June 30, 2014, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Tangible Book Value Per Share:	149%
Transaction Value / Tangible Book Value Per Share (with DTA¹):	87%
Transaction Value / LTM Earnings Per Share:	145.9	x
Tangible Book Premium to Core Deposits²:	8.3%
Tangible Book Premium to Core Deposits¹ ²:	(3.7%)

(1)	Assumes reversal of deferred tax asset valuation allowance of $43.1 million
(2)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

The aggregate transaction value was approximately $90.7 million, based upon 5,051,745 shares of Florida Bank Group common stock outstanding and including the implied value of options to purchase an aggregate of 374,400 shares outstanding with a weighted average exercise price of $7.74 per share.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of IBERIABANK Corporation’s common stock for the one-year and three-year periods ended September 29, 2014. Sandler O’Neill then compared the relationship between the movements in the price of IBERIABANK Corporation’s common stock to movements in certain stock indices and the performance of a peer group of publicly traded banking institutions for IBERIABANK Corporation’s selected by Sandler O’Neill and described under “Comparable Company Analysis” below. During the one-year period, IBERIABANK Corporation’s common stock outperformed each of the indices to which it was compared. During the three-year period, IBERIABANK Corporation’s underperformed each of the indices to which it was compared.

IBERIABANK Corporation’s One-Year Stock Performance

	Beginning Index Value September 27, 2013	Ending Index Value September 29, 2014
IBERIABANK	100%	121.4%
IBERIABANK Peer Group	100%	107.2%
SNL U.S. Thrift	100%	116.9%
S&P 500 Index	100%	107.9%

IBERIABANK Corporation’s Three-Year Stock Performance

	Beginning Index Value September 29, 2011	Ending Index Value September 29, 2014
IBERIABANK	100%	132.2%
IBERIABANK Peer Group	100%	180.5%
SNL U.S. Thrift	100%	170.4%
S&P 500 Index	100%	175.3%

Review of Analyst Recommendations and Estimates. Sandler O’Neill reviewed publicly available research analyst estimates and recommendations to outline the current analyst views of IBERIABANK Corporation. The analysis compared published recommendations and earnings per share estimates for the years ending December 31, 2014 and 2015. At September 29, 2014, twelve research analysts had published earnings estimates for IBERIABANK. The table below sets forth the median of the estimates:

2014 earnings per share $3.68

2015 earnings per share $4.57

Comparable Company Analysis.

Regional Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Florida Bank Group with a group of financial institutions selected by Sandler O’Neill. The Florida Bank Group peer group consisted of public banks and thrifts headquartered in the Southeast with assets between $500 million and $800 million and Total Risk Based Capital Ratio between 15% - 25% as of the date of the most recent information reported (unless otherwise noted), excluding companies that were merger targets. The Florida Bank Group peer group consisted of the following companies:

High Point Bank Corporation	Fauquier Bankshares, Inc.
First Community Corporation	Merchants & Marine Bancorp, Inc.
Auburn National Bancorporation, Inc.	United Security Bancshares, Inc.
Southern National Bancorp of Virginia, Inc.	F & M Bank Corp.
ASB Bancorp, Inc.	SouthCrest Financial Group, Inc.
Peoples Financial Corporation	First Virginia Community Bank
First South Bancorp, Inc.	First National Corporation
Atlantic Coast Financial Corporation	Uwharrie Capital Corp
Chesapeake Financial Shares, Inc.	Select Bancorp, Inc.
Eagle Financial Services, Inc.	Virginia National Bankshares Corporation

The analysis compared publicly available financial information for Florida Bank Group with the comparable data for the Florida Bank Group peer group as of or for the twelve months ended June 30, 2014 (unless otherwise noted), with pricing data as of September 29, 2014. The table below sets forth the data for Florida Bank Group and the median and mean data for the Florida Bank Group peer group.

Florida Bank Group Comparable Company Analysis

Florida Bank Group	Peer Group Median	Peer Group Mean
Total assets (in millions)	$524	$601	$639
Tangible common equity/Tangible assets	6.91%	10.95%	10.63%
LTM Return on average assets	0.11%	0.71%	0.60%
LTM Return on average equity	1.12%	6.39%	5.64%
LTM Net interest margin	3.57%	3.58%	3.68%
LTM Efficiency ratio	106.1%	74.5%	76.2%
Loan loss reserves/Gross loans	2.45%	1.54%	1.60%
Non-performing assets¹/(Total assets)	0.55%	2.25%	2.40%
Price/Tangible book value	N/A	93%	96%
Price/Earnings per share	N/A	12.9	x	16.0	x
Market value (in millions)	N/A	$63	$67

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Sandler O’Neill used publicly available information to perform a similar analysis for IBERIABANK Corporation and a group of financial institutions as selected by Sandler O’Neill. The IBERIABANK Corporation peer group consisted of public banks and thrifts headquartered in the Southeast with assets between $5.0 billion and $20.0 billion, excluding companies that were merger targets. The IBERIABANK Corporation peer group consisted of the following companies:

EverBank Financial Corp	United Community Banks, Inc.
Hancock Holding Company	Union Bankshares Corporation
BankUnited, Inc.	Home BancShares, Inc.
BancorpSouth, Inc.	Capital Bank Financial Corp.
Trustmark Corporation	Bank of the Ozarks, Inc.
United Bankshares, Inc.	WesBanco, Inc.
South State Corporation	Renasant Corporation
Pinnacle Financial Partners, Inc.

The analysis compared publicly available financial information for IBERIABANK Corporation with the comparable data for the IBERIABANK Corporation peer group as of or for the twelve months ended June 30, 2014 (unless otherwise noted), with pricing data as of September 29, 2014. The table below sets forth the data for IBERIABANK Corporation and the median and mean data for the IBERIABANK Corporation peer group.

IBERIABANK Corporation Comparable Company Analysis

IBERIABANK Corporation	Peer Group Median	Peer Group Mean
Total assets (in millions)	$15,325	$7,352	$10,227
Tangible common equity/Tangible assets	8.46%	9.23%	9.38%
LTM Return on average assets	0.67%	0.86%	1.03%
LTM Return on average equity	5.75%	8.10%	8.33%
LTM Net interest margin	3.50%	4.08%	4.18%
LTM Efficiency ratio	72.0%	63.8%	60.0%
Loan loss reserves/Gross loans	1.21%	1.12%	1.06%
Non-performing assets¹/Total assets	0.81%	0.93%	0.99%
Price/Tangible book value	169%	165%	202%
Price/Earnings per share	21.2	x	18.4	x	19.1	x
Market value (in millions)	$2,116	$1,570	$1,685

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group consisted of 8 transactions announced in Florida between January 1, 2013 and September 29, 2014 involving sellers with total assets between $250 million and $750 million (the “Florida Transactions”). The second group consisted of 13 transactions announced between January 1, 2013 and September 29, 2014 involving sellers with total assets between $500 million and $700 million and NPAs/Assets less than 3.0% (the “Nationwide Transactions”).

The Florida Transactions group was composed of the following transactions:

Stonegate Bank/Community Bank of Broward

Seacoast Banking Corp. of Florida/BANKshares Inc.

Heritage Financial Group Inc./Alarion Financial Services

Home BancShares Inc./Florida Traditions Bank

Banco Sabadell SA/JGB Bank NA

Stonegate Bank/Florida Shores Bancorp Inc.

CenterState Banks/Gulfstream Bancshares Inc.

Ameris Bancorp/Prosperity Banking Company

The Nationwide Transactions group was composed of the following transactions:

Peoples Bancorp Inc./NB&T Financial Group Inc.

First Midwest Bancorp Inc./Great Lakes Financial Resources Inc.

State Bank Financial Corp. /Georgia-Carolina Bancshares

Bryn Mawr Bank Corp./Continental Bank Holdings Inc.

Seacoast Banking Corp. of Florida/BANKshares Inc.

First Interstate BancSystem/Mountain West Financial Corp.

BancorpSouth Inc./Ouachita Bancshares Corp.

Banco Sabadell SA/JGB Bank NA

Old National Bancorp/ Tower Financial Corp.

Stonegate Bank/ Florida Shores Bancorp Inc.

Wilshire Bancorp Inc./Saehan Bancorp

F.N.B. Corp./BCSB Bancorp Inc.

CBFH Inc./VB Texas Inc.

Sandler O’Neill reviewed the following multiples: transaction price to last twelve month earnings per share, transaction price to tangible book value per share, and tangible book premium to core deposits. Sandler O’Neill compared the indicated transaction multiples to the median and mean multiples of the comparable transaction groups.

	Florida Bank Group/ IBERIABANK Corporation		Florida Bank Group with DTA¹/ IBERIABANK Corporation		Median Regional Transactions		Mean Regional Transactions
Transaction value/LTM earnings per share	145.9	x	145.9	x	18.5	x	19.8	x
Transaction value/Tangible book value per share:	149%		87%		142%		133%
Core deposit premium²:	8.3%		(3.7%)		5.3%		4.5%

(1)	Assumes reversal of deferred tax asset valuation allowance of $43.1 million
(2)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

	Florida Bank Group/ IBERIABANK Corporation		Florida Bank Group with DTA¹/ IBERIABANK Corporation		Median Nationwide Transactions		Mean Nationwide Transactions
Transaction value/LTM earnings per share	145.9	x	145.9	x	18.1	x	23.4	x
Transaction value/Tangible book value per share:	149%		87%		138%		148%
Core deposit premium²:	8.3%		(3.7%)		5.7%		7.2%

(1)	Assumes reversal of deferred tax asset valuation allowance of $43.1 million
(2)	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Florida Bank Group common stock assuming Florida Bank Group performed in accordance with earnings estimates reviewed with management of Florida Bank Group. To approximate the terminal value of Florida Bank Group common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 17.0x and multiples of tangible book value ranging from 70% to 120%. The terminal values were then discounted to present values using different discount rates ranging from 9.87% to 15.87% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Florida Bank Group’s common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Florida Bank Group common stock of $3.87 to $6.97 when applying multiples of earnings to the applicable amounts indicated in the Florida Bank Group projections and $8.44 to $18.38 when applying multiples of tangible book value to the applicable amounts indicated in the Florida Bank Group projections.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
9.87%	$4.92	$5.33	$5.74	$6.15	$6.56	$6.97
10.87%	4.72	5.12	5.51	5.90	6.30	6.69
11.87%	4.53	4.91	5.29	5.67	6.05	6.42
12.87%	4.36	4.72	5.08	5.45	5.81	6.17
13.87%	4.19	4.54	4.88	5.23	5.58	5.93
14.87%	4.03	4.36	4.70	5.03	5.37	5.70
15.87%	3.87	4.19	4.52	4.84	5.16	5.48

Tangible Book Value Multiples

Discount Rate	70%	80%	90%	100%	110%	120%
9.87%	$10.72	$12.26	$13.79	$15.32	$16.85	$18.38
10.87%	10.29	11.77	13.24	14.71	16.18	17.65
11.87%	9.89	11.30	12.71	14.12	15.54	16.95
12.87%	9.50	10.86	12.21	13.57	14.93	16.28
13.87%	9.13	10.43	11.74	13.04	14.35	15.65
14.87%	8.78	10.03	11.28	12.54	13.79	15.05
15.87%	8.44	9.65	10.85	12.06	13.26	14.47

Sandler O’Neill also considered and discussed with the Florida Bank Group board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Florida Bank Group’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following range of per share values for Florida Bank Group common stock, using the same price to earnings multiples of 1.0x to 17.0x and a discount rate of 12.87% based on a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%.

Earnings Per Share Multiples

Annual Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x
(30.0%)	$3.05	$3.30	$3.56	$3.81	$4.07	$4.32
(20.0%)	3.49	3.78	4.07	4.36	4.65	4.94
(10.0%)	3.92	4.25	4.57	4.90	5.23	5.55
0.0%	4.36	4.72	5.08	5.45	5.81	6.17
10.0%	4.79	5.19	5.59	5.99	6.39	6.79
20.0%	5.23	5.66	6.10	6.53	6.97	7.41
30.0%	5.66	6.14	6.61	7.08	7.55	8.02

Sandler O’Neill also performed an analysis that estimated the net present value per share of IBERIABANK Corporation common stock assuming that IBERIABANK Corporation performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2014, and 2015 and thereafter grew at an annual rate of 8%. To approximate the terminal value of IBERIABANK Corporation common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 14.0x to 24.0x and multiples of tangible book value ranging from 150% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 5.26% to 11.26% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of IBERIABANK Corporation’s common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of IBERIABANK Corporation common stock of $56.44 to $119.36 when applying earnings multiples to the applicable amounts indicated in the IBERIABANK Corporation projections and $55.73 to $103.71 when applying multiples of tangible book value to the applicable amounts indicated in the IBERIABANK Corporation projections.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
5.26%	$71.84	$81.35	$90.85	$100.35	$109.86	$119.36
6.26%	68.94	78.05	87.16	96.26	105.37	114.48
7.26%	66.18	74.92	83.65	92.38	101.11	109.84
8.26%	63.56	71.94	80.31	88.69	97.06	105.44
9.26%	61.07	69.11	77.14	85.18	93.21	101.25
10.26%	58.70	66.41	74.13	81.84	89.55	97.26
11.26%	56.44	63.85	71.26	78.66	86.07	93.47

Tangible Book Value Multiples

Discount Rate	150%	165%	180%	195%	210%	225%
5.26%	$70.92	$77.48	$84.04	$90.60	$97.15	$103.71
6.26%	68.06	74.34	80.63	86.91	93.20	99.48
7.26%	65.34	71.36	77.39	83.41	89.44	95.47
8.26%	62.75	68.53	74.31	80.09	85.87	91.65
9.26%	60.29	65.84	71.38	76.93	82.47	88.02
10.26%	57.95	63.28	68.60	73.92	79.24	84.57
11.26%	55.73	60.84	65.95	71.06	76.17	81.28

Sandler O’Neill also considered and discussed with the Florida Bank Group Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming IBERIABANK Corporation’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following range of per share values for IBERIABANK Corporation common stock, using the same price to earnings multiples of 12.0x to 20.0x and a discount rate of 9.20%, based on a 4.00% 20-year normalized treasury yield, a two-year beta of IBERIABANK Corporation’s common stock of 1.04, and an equity risk premium of 5.00%.

Earnings Per Share Multiples

Annual Budget Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(30.0%)	$45.98	$51.84	$57.70	$63.56	$69.43	$75.29
(20.0%)	51.84	58.54	65.24	71.94	78.64	85.34
(10.0%)	57.70	65.24	72.78	80.31	87.85	95.39
0.0%	63.56	71.94	80.31	88.69	97.06	105.44
10.0%	69.43	78.64	87.85	97.06	106.27	115.49
20.0%	75.29	85.34	95.39	105.44	115.49	125.54
30.0%	81.15	92.04	102.92	113.81	124.70	135.59

In connection with its analyses, Sandler O’Neill considered and discussed with the Florida Bank Group board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following: (i) the merger closes in the first calendar quarter of 2015; (ii) 55% of the merger consideration consists of stock consideration and 45% consists of cash consideration; (iii) all outstanding Florida Bank Group options are cashed out by Florida Bank Group prior to close in an amount equal to the difference between (a) the sum of $7.81, plus the Exchange Ratio times IBERIABANK Corporation’s stock price over the measurement period and (b) the $7.74 exercise price per share; and (iv) IBERIABANK Corporation’s stock price is $63.31. Sandler O’Neill also incorporated the following assumptions: (a) purchase accounting adjustments of a credit mark on loans equal to negative $6.6 million (equal to loan loss reserve), an interest rate mark on securities equal to negative $1.3 million, an interest rate mark on borrowings equal to positive $7.1 million, an interest rate mark on deposits of positive $0.575 million and a PP&E mark equal to negative $12.1 million; (b) cost savings equal to 31% of Florida Bank Group’s projected non-interest expense, with 50% recognized in 2015; (c) pre-tax transaction costs and expenses of approximately $20.0 million; and (d) Deferred Tax Asset reversed at close equal to $23.4 million. The analysis indicated that the merger would be accretive to IBERIABANK Corporation’s earnings per share in each of the four years ending December 31, 2018. The analysis indicated that the merger would be dilutive to IBERIABANK Corporation’s tangible book value per share in the years ended December 31, 2015 through 2017 and accretive to tangible book value per share in the year ended December 31, 2018. The analysis indicated that the merger has a tangible book value earnback period for IBERIABANK Corporation of 2.80 years.

In connection with this analyses, Sandler O’Neill considered and discussed with the Florida Bank Group board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as the financial advisor to Florida Bank Group’s board of directors in connection with the merger and will receive a transaction fee in connection with the merger, contingent on the closing of the merger. Sandler O’Neill has also received a fee of $250,000 in connection with the delivery of its fairness opinion, which will be credited in full against the transaction fee that becomes due and payable upon the closing of the merger. Florida Bank Group, Inc. has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler

O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the ordinary course of our business as a broker-dealer, we may also purchase securities from and sell securities to IBERIABANK Corporation and its affiliates. We may also actively trade the securities of IBERIABANK Corporation for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Florida Bank Group’s board unanimously recommends that Florida Bank Group’s shareholders vote “FOR” the merger agreement.

Employee Matters

Each individual who is an employee of Florida Bank Group or Florida Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of IBERIABANK Corporation or IBERIABANK.

All Florida Bank Group or Florida Bank employees who remain employed by IBERIABANK Corporation or IBERIABANK at the effective time will be given credit for service at Florida Bank Group or Florida Bank for eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of Florida Bank Group or Florida Bank who is eligible for severance after the merger date and does not remain employed following the merger date shall receive a severance payment from IBERIABANK Corporation for the entire time he or she were an employee of Florida Bank Group or Florida Bank as if he or she were an employee of IBERIABANK for such period in accordance with the IBERIABANK Severance Pay Plan. No former employee of Florida Bank Group or Florida Bank shall receive a change of control or severance payment from IBERIABANK Corporation if he or she received a change of control payment from Florida Bank Group or Florida Bank, unless provided otherwise pursuant to an agreement entered into between IBERIABANK Corporation and such employee.

Florida Bank Group and Florida Bank will terminate the Florida Bank 401(k) Profit Sharing Plan as of or immediately prior to the effective date of the merger. The account balances of all participants and beneficiaries in these plans will either be distributed or transferred to an eligible tax-qualified retirement plan or individual retirement account, in accordance with the terms of the plan and as directed by the participant or beneficiary. However, if IBERIABANK elects to pursue a favorable determination letter from the Internal Revenue Service with respect to the qualified status of either such plan on its termination, no distributions shall be made from such plan until a favorable determination letter is received; provided, that distributions may still be made as required by applicable law and in accordance with the plan’s terms regarding distributable events other than plan termination.

Interests of Certain Executive Officers and Directors in the Merger

Certain of our executive officers have financial and other interests in the merger as individuals in addition to, or different from, their interests as shareholders of Florida Bank Group. Our board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Stock Options. Florida Bank Group established a stock option plan pursuant to which it has granted options to purchase shares of Florida Bank Group common stock to its directors, executive officers and key employees. Under the terms of the merger agreement, outstanding and unexercised options to purchase shares of Florida Bank Group common stock granted under Florida Bank Group’s stock option plan, whether or not vested and exercisable, will become fully earned and exercisable as of the effective date of the merger. Each outstanding stock option that is unexercised at the effective time of the merger will be canceled in exchange for the right to receive a single lump sum cash payment from Florida Bank Group based upon the difference between the total value of the merger consideration per share of Florida Bank Group common stock and the exercise price of the stock option. Each of the directors and executive officers of Florida Bank Group hold stock options and are estimated to receive the following cash payments in exchange for the cancellation of their options (such amounts are based upon the value of the merger consideration as of December 5, 2014):

Directors:

Stanley Calderon	$19,880
N. Troy Fowler	$19,880
Thomas E. Gibbs	$19,880
Lewis S. Lee, Jr.	$19,880
D. Scott Lutrell	$19,880
Susan Martinez	$1,328,481
Joseph Rothman	$19,880
Robert Rotham	$19,880
Lisa Smithson	$19,880
Charles B. Tomm	$19,880

Executive Officers:

Kim Buchanan	$442,827
John R. Garthwaite	$442,827
Gary Ward	$442,827
James Dugger	$236,174
Maida Blanco	$236,174
Susan Martinez	$1,328,481

Employment Agreement with IBERIABANK. In connection with the execution of the merger agreement, Susan Martinez, President and Chief Executive Officer of Florida Bank Group and Florida Bank has entered into an employment agreement with IBERIABANK pursuant to which she has agreed to become Executive Vice President and Florida Regional President of IBERIABANK for a one year period commencing on the effective date of the merger of Florida Bank with and into IBERIABANK. The employment agreement may be extended by mutual consent for an additional one year period on each of the first and second anniversaries of the merger date. The employment agreement provides that Ms. Martinez will be entitled to a base salary of $400,000 annually and that she will be eligible to participate in all employee benefit plans and fringe benefits provided to similarly-situated executive officers of IBERIABANK, and that she will be reimbursed for all reasonable business expenses.

In the event of Ms. Martinez’s death during the term of her employment agreement, her estate will receive regular base compensation due to her through the last day of the calendar month of her death. If her employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement) or if she terminates her employment for “cause” (as defined in the employment agreement), she will receive the greater of the balance of her salary under the remaining term of her employment agreement or the amount that would otherwise be payable to her under the IBERIABANK Severance Pay Plan. In the event that IBERIABANK terminates Ms. Martinez for just cause, she will not be entitled to receive any compensation under the employment agreement. Ms. Martinez may voluntarily terminate employment at any time by written notice, in which case (unless she terminates employment for good cause) she will receive her compensation, vested rights and benefits up to the date of termination of employment. “Just cause” under the employment agreement means personal dishonesty, willful failure to discharge duties, willful misconduct, breach of fiduciary duty involving personal profit; intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order or material breach of any provision of the employment agreement. “By Employee For Cause” under the employment agreement arises if

(i) IBERIABANK reassigns Ms. Martinez to a new position, or requires her to perform duties not in keeping with her position; (ii) IBERIABANK requires Ms. Martinez to relocate more than fifty miles from her current work location; (iii) IBERIABANK reduces Ms. Martinez’s compensation without her consent; or (iv) IBERIABANK requests that Ms. Martinez perform an illegal or unethical business practice, and any one of which is not remedied within 30 days after written notice to IBERIABANK. The employment agreement requires Ms. Martinez to provide written notice to IBERIABANK of any such basis for termination for cause and opportunity to remedy such event or condition.

Under the employment agreement, Ms. Martinez has agreed not to compete with IBERIABANK throughout the term of her employment and for one year after the end of her employment in the current markets of Florida Bank. She has also each agreed that, throughout the term of her employment and for a period of one year following the end of her employment, she will not, within such geographic area, (i) solicit with regard to hiring any individual who is an employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK (who was a customer during Ms. Martinez’s employment or within the one year following the end of her employment relationship with IBERIABANK), or (iii) solicit, induce or attempt to influence any such customer of IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

Change in Control Severance Agreement with IBERIABANK Corporation. IBERIABANK Corporation has also entered into a change in control severance agreement with Ms. Martinez. IBERIABANK Corporation entered into this agreement because the banking industry has been consolidating for a number of years, and IBERIABANK Corporation does not want Ms. Martinez distracted by a rumored or actual change in control.

Agreement triggers: The agreement will trigger under the following circumstances: (1) voluntary resignation within 30 days after a change in control (as defined in the agreement), or (2) within three years of a change in control, the individual resigns for good reason or is terminated by IBERIABANK Corporation or its successor without just cause.

Severance benefit: Under this agreement, the cash severance payment is 70% of Ms. Martinez’s Code 280G Maximum. In addition, she would be entitled to continued medical and life benefits at our expense for 39 months following termination of employment. IBERIABANK Corporation would also make Ms. Martinez whole for any excise tax imposed by the Internal Revenue Code with respect to any payments under the agreement.

Indemnification. Pursuant to the merger agreement, for a period of six years after the effective time of the merger, all rights to indemnification and all limitations of liability currently existing in favor of any officer or director of Florida Bank Group or any of its subsidiaries with respect to matters occurring on or prior to the effective date of the merger will continue in effect and will be enforceable against IBERIABANK Corporation. IBERIABANK Corporation has agreed to provide such indemnification and limitation to the fullest extent currently provided under the articles and/or bylaws of Florida Bank Group, Florida Bank or any other subsidiary, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger for a period of six years following the merger. In the event that a claim for indemnification is asserted or made within the six year period, it will continue until the final disposition of the claim or action, even if that is after the end of the six year period.

Officers’ and Directors’ Insurance. IBERIABANK Corporation and Florida Bank Group have agreed that for total premiums not to exceed 200% of the current annual premium in effect for Florida Bank Group and Florida Bank management liability insurance, Florida Bank Group and Florida Bank may purchase a continuation of the current management liability insurance policy of Florida Bank Group and Florida Bank for a coverage period of up to six years following the effective date of the merger.

Appointment to Tampa Bay or Jacksonville Advisory Boards and Non-Compete Restrictions. IBERIABANK Corporation has invited each Florida Bank Group director to join, as of the effective date of the merger, IBERIABANK’s Tampa Market Advisory Board or, if formed, IBERIABANK’s Jacksonville Advisory

Bank, for three years following completion of the merger. IBERIABANK’s Tampa Bay Market Advisory Board and, and, if formed, the Jacksonville Market Advisory Board, will meet on a regular basis as determined by the market president and its purpose will be to advise IBERIABANK as to its market areas and customers. Each of these directors who accepts the invitation will become members of the appropriate advisory board and will receive a fee of not less than $500 per meeting attended for three years’ service in such capacity. Pursuant to support agreements between IBERIABANK Corporation and each director of Florida Bank Group, the directors have agreed not to be a member of or be affiliated with a board of directors or advisory board of any other financial institution serving Florida Bank’s market areas for two years after consummation of the merger, except for any such memberships or affiliations existing on the date of the support agreements.

Management and Operations After the Merger

Upon closing of the merger between Florida Bank Group and IBERIABANK Corporation, the separate existence of Florida Bank Group will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of Florida Bank Group will be the articles of incorporation and bylaws of the combined entity which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Florida Bank Group will become immediately the property of IBERIABANK Corporation. IBERIABANK currently anticipates operating 12 bank branches offices of Florida Bank after the merger.

Effective Date of Merger

The parties expect that the merger will be effective in the first quarter of 2015, or, if delays occur, as soon as possible after the receipt of all regulatory and shareholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of a certificate of merger with the Louisiana Secretary of State. If the merger is not consummated by June 30, 2015, the merger agreement may be terminated by either Florida Bank Group or IBERIABANK Corporation, provided that the party seeking to terminate is not otherwise in breach of the terms of the merger agreement.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Florida Bank Group before the effective time of the merger. In general, the merger agreement obligates Florida Bank Group to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Florida Bank Group has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	introduce, amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

•

(i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than intra-corporate dividends and in any case in accordance with all applicable regulatory requirements, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of common stock upon the exercise or settlement of the stock options or awards (x) outstanding on the date of the merger agreement, or (y) permitted to be issued under the merger agreement, in each case, in accordance with their terms;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock on a deferred basis or other rights linked to the value of shares of Florida Bank Group common stock, including pursuant to contracts as in effect on the date hereof, other than the issuance of shares of Florida Bank Group common stock upon the exercise or settlement of the Florida Bank Group warrants, stock options or awards outstanding on the date of the merger agreement, in each case in accordance with their terms as in effect on such date;

•	(i) hire or promote any employee, provided, that Florida Bank Group may hire at-will, non-officer employees at an annual rate of compensation of $25,000 or less to fill vacancies that may from time to time arise in the ordinary course of business consistent with past practice or (ii) grant any salary or wage increase or increase any employee benefit, including the grant of any incentive stock awards, incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable law or (B) to satisfy contractual obligations existing as of the date hereof under any Florida Bank Group plans;

•	enter into, establish, adopt, amend, modify or renew any Florida Bank Group plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of stock options or other compensation or benefits payable under any plans, fund or in any other way secure or fund the payment of compensation or benefits under any plan, change the manner in which contributions to any plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except as may be required by applicable law, or (2) to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any plan;

•	sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of loans and sales of investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits and cash management sweeps in the ordinary course of business consistent with past practice;

•	(1) make any acquisition of or investment in any other person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Florida Bank Group; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) loans purchased or extended in accordance with the merger agreement and purchases of investment securities for portfolio management purposes;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

•

other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any material contract or expressly waive any material benefits under any material contract or (ii) enter into any contract that if in effect on the date hereof would be a material contract or any agreement with any broker or finder in connection with the merger and the other transactions contemplated hereby or any lease, license or other contract that is not a material contract but calls for payments of $100,000 or more by Florida Bank Group or its subsidiaries;

•	(1) settle any action against it, except for an action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $50,000 and that would not impose any non-monetary restriction on the business of it or its subsidiaries or, after the closing date of the merger, IBERIABANK Corporation or its subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law and as approved in writing by Florida Bank Group’s independent public accountants;

•	charge-off (except as may other be required by applicable law or by any governmental entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies;

•	reduce its reserve for loan losses below $6.5 million, except as may be required by law, governmental entity or GAAP;

•	settle or compromise any material liability for taxes, amend any material tax return, make or change any material tax election, file any material tax return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a tax refund;

•	knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or any action that is reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in a timely manner, in each case except (with prior notice to IBERIABANK Corporation) as may be required by applicable law;

•	except for loans or commitments for loans that have previously been approved by Florida Bank Group prior to the date hereof, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan (1) in excess of $3,000,000 in the aggregate for (x) for secured loans relating to construction or development and (y) for loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other loans, including any unsecured loans or (2) that is not made in conformity, in all material respects, with Florida Bank Group’s ordinary course lending policies and guidelines in effect as of the date hereof; provided, that, without limiting the immediately preceding clause, except for loans or commitments for loans that have previously been approved by Florida Bank Group prior to the date hereof, without previously notifying and consulting with IBERIABANK Corporation, Florida Bank Group shall not make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan (1) in excess of $3,000,000 in the aggregate for (x) for secured loans relating to construction or development and (y) for loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other loans, including any unsecured loans; provided, further, that no additional funds shall be extended to a loan classified as “criticized,” and no loans shall be renewed beyond 90 days.

•	(1) make any capital expenditures in excess of $50,000 in the aggregate (2) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Florida Bank Group’s subsidiaries to it) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity;

•	enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

•	foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under environmental laws;

•	permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

•	except pursuant to agreements or arrangements in effect on the date of the merger agreement and previously provided to IBERIABANK Corporation, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Securities Exchange Act of 1934, or the Exchange Act) of any of its officers or directors other than loans originated in the ordinary course of the business of Florida Bank Group, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters;

•	materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•	make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (2) its hedging practices and policies;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•	fail to use commercially reasonable efforts to take any action that is required by a regulatory agreement, or willfully take any action that violates a regulatory agreement;

•	except as otherwise expressly permitted by the merger agreement, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by the merger agreement) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice; or

•	enter into any contract or otherwise agree or commit to take any of the foregoing actions.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its reasonable efforts to obtain all required consents.

In connection with the termination of the Florida Bank Group 401(k) Plan (as referenced above), the board of directors of Florida Bank Group will adopt resolutions prior to the effective date of the merger to terminate the Plan. Thereafter, Florida Bank Group before the merger) and IBERIABANK (after the merger) will wind up the Plan and may seek a determination letter from the IRS with respect to the final terms of the Plan before making a final distribution of Plan assets. Following the merger, IBERIABANK will communicate with the Plan participants regarding their options for rolling over their final distributions from the Plan.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and Florida Bank Group regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	organization, existence, and corporate power and authority of each of the companies;

•	capitalization of each of the companies;

•	status of subsidiaries;

•	corporate power and authority to consummate the merger;

•	absence of conflicts with and violations of law;

•	absence of any undisclosed liabilities;

•	absence of adverse material litigation;

•	accuracy of IBERIABANK Corporation’s reports and financial statements filed with the SEC;

•	accuracy of Florida Bank Group’s financial statements and its reports filed with bank regulatory agencies;

•	existence, performance and legal effect of certain contracts;

•	filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by each party.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and Florida Bank Group to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of Florida Bank Group and IBERIABANK Corporation;

•	approval of the merger agreement by the shareholders of Florida Bank Group in accordance with the merger agreement and the FBCA and approval of the conversions by the holders of the Series D Preferred Stock and Series E Preferred Stock;

•	the receipt of all material, required regulatory approvals or authorizations, on terms and conditions reasonably acceptable to IBERIABANK Corporation;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this proxy statement/prospectus is a part must have become effective under the Securities Act of 1933 and no stop order suspending the effectiveness shall be in effect or proceedings for such purpose be pending before or threatened by the SEC;

•	the receipt by IBERIABANK Corporation and Florida Bank Group of an opinion from Jones Walker LLP to the effect that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the shares of IBERIABANK Corporation to be issued in the merger shall have been authorized for listing on the NASDAQ Global Select Market;

•	no event shall have occurred or circumstance arisen that, individually or in the aggregate, has had a material adverse effect on either IBERIABANK Corporation or Florida Bank Group; and

•	obtaining any necessary, material third party consents.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Florida Bank Group and IBERIABANK Corporation have agreed to use reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System and the Commissioner of the Office of Financial Institutions of the State of Louisiana. The merger cannot be completed until such approvals have been obtained and applicable waiting periods have expired. IBERIABANK Corporation cannot assure that there will not be any litigation challenging the approvals. IBERIABANK Corporation also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

IBERIABANK Corporation is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. IBERIABANK Corporation presently contemplates that it will seek any additional governmental approvals or actions that may be required; however, it cannot assure that it will obtain any such additional approvals or actions.

Federal Reserve Board. The mergers are subject to the prior approval of or waiver from the Federal Reserve Board which may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Louisiana Office of Financial Institutions. The merger of Florida Bank and IBERIABANK is subject to approval of the Commissioner of the Office of Financial Institutions of the State of Louisiana. The merger of Florida Bank with and into IBERIABANK will become effective when the merger agreement has been filed with and recorded by the Commissioner.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Florida Bank Group has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Florida Bank Group may, however, furnish information regarding Florida Bank Group to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if the board of directors of Florida Bank Group determines in good faith, after consultation with its outside legal counsel and financial advisors, that failing to do so may cause the Florida Bank Group board to breach its fiduciary duties.

If Florida Bank Group’s board of directors determines, after consultation with its financial advisor and legal counsel, that another acquisition proposal is superior to the merger because it is more favorable to Florida Bank Group’s shareholders from a financial point of view than the proposed merger, and is reasonably likely to be completed on the proposed terms on a timely basis, then it may terminate the merger agreement, subject to IBERIABANK Corporation’s right, for a period of 10 business days after receipt of notice of the superior proposal from Florida Bank Group, to make adjustments in the terms and conditions of the merger agreement so that any such acquisition proposal ceases to constitute a superior proposal. If IBERIABANK Corporation does not sufficiently adjust the terms and conditions of the merger agreement, Florida Bank Group will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Florida Bank Group shareholders, for various reasons, including the following:

•	By the mutual written consent of Florida Bank Group and IBERIABANK Corporation;

•	By either IBERIABANK Corporation or Florida Bank Group if the merger shall not have been consummated on or before June 30, 2015; provided, that this right to terminate shall not be available to any party whose failure to comply with any provision of the merger agreement has been the cause of the failure of the closing to occur on or before such date;

•	By either IBERIABANK Corporation or Florida Bank Group if any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

•	By IBERIABANK Corporation or Florida Bank Group if the approval of any governmental entity that must grant a required regulatory approval has denied approval of the consummation of the merger and the other transactions contemplated by the merger agreement by final, nonappealable action of such governmental entity;

•	By IBERIABANK Corporation or Florida Bank Group if the shareholder approval is not obtained and the holders of the Series D Preferred Stock and Series E Preferred Stock do not approve the conversions at the Florida Bank Group shareholders’ meeting, or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken;

•	By IBERIABANK Corporation if Florida Bank Group has experienced, or is reasonably likely to experience, a material adverse effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by IBERIABANK corporation, which notice shall specify the nature of the matter or matters constituting such material adverse effect and which are the basis of such intention;

•	By Florida Bank Group if IBERIABANK Corporation has experienced, or is reasonably likely to experience, a material adverse effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Florida Bank Group, which notice shall specify the nature of the matter or matters constituting a material adverse effect and which are the basis of such intention;

•	By IBERIABANK Corporation, if Florida Bank Group shall have breached or failed to perform any respect any of its representations, warranties, covenants or other agreements contained in the merger agreement or any other agreement contemplated hereby, which breach or failure, either individually or in the aggregate, if continuing and occurring on the date on which the closing would otherwise occur (A) would result in the failure of any of the conditions to close and (B) cannot be or has not been cured or has not been waived by the earlier of (1) June 30, 2015 and (2) 30 days after the giving of written notice to Florida Bank Group of such breach or failure;

•	By Florida Bank Group, if IBERIABANK Corporation shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement or any other agreement contemplated hereby, which breach or failure, either individually or in the aggregate, if continuing and occurring on the date on which the closing would otherwise occur (A) would result in the failure of any of the conditions to close and (B) cannot be or has not been cured or has not been waived by the earlier of (1) June 30, 2015 and (2) 30 days after the giving of written notice to IBERIABANK Corporation of such breach or failure;

•	By Florida Bank Group at any time before the special meeting in order to enter into an acquisition agreement or similar agreement with respect to a superior proposal which has been received and considered by Florida Bank Group and Florida Bank Group’s board of directors in accordance with the merger agreement;

•	By IBERIABANK Corporation, if any approval of any governmental entity required for consummation of the merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger to IBERIABANK Corporation as to render consummation of the merger unduly burdensome, and the time period for appeals and request for reconsideration has run;

•	By IBERIABANK Corporation, if (i) if Florida Bank Group or its board of directors (or any committee thereof) has (A) approved, adopted, endorsed or recommended any acquisition proposal, (B) failed to recommend the merger and the approval of the merger agreement by the shareholders of the Florida Bank Group, (C) materially breached the terms of Section 5.3 of the merger agreement (relating to alternative acquisition proposals) in any respect adverse to IBERIABANK Corporation, or (D) materially breached its obligations under the merger agreement by failing to call, give notice of, convene and hold a special meeting of shareholders to approve the merger agreement and the merger, and the conversions of Series D Preferred Stock and Series E Preferred Stock; or

•	By IBERIABANK Corporation, if a tender offer or exchange offer for 20% or more of the outstanding shares of Florida Bank Group common stock is commenced (other than by IBERIABANK Corporation), and Florida Bank Group’s board of directors recommends that the shareholders of Florida Bank Group tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten business days.

If Florida Bank Group’s board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to Florida Bank Group’s shareholders from a financial point of view than the proposed merger, and, if accepted, is reasonably likely to be completed on the terms proposed on a timely basis, then it may terminate the merger agreement subject to IBERIABANK Corporation’s right, for a period of ten business days after receipt of notice of the superior proposal from Florida Bank Group, to make adjustments in the terms and conditions of the merger agreement so that any such acquisition proposal ceases to constitute a superior proposal. If IBERIABANK Corporation does not sufficiently adjust the terms and conditions of the merger agreement, Florida Bank Group will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and shareholder approval. The merger agreement may also be amended or modified at any time, before or after its approval by the shareholders of Florida Bank Group, by mutual agreement, except that any amendment made after shareholder approval may not alter the consideration to Florida Bank Group shareholders without the additional approval of shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If IBERIABANK Corporation is not in material breach of any representation, warranty, covenant or obligation under the merger agreement, then Florida Bank Group shall pay to IBERIABANK Corporation the sum of $3,500,000 if the merger agreement is terminated:

•	by Florida Bank Group in order to enter into an acquisition proposal;

•	by either IBERIABANK Corporation or Florida Bank Group due to the failure of the parties to consummate the merger by June 30, 2015, a breach of a representation, warranty or covenant by Florida Bank Group, or the failure of Florida Bank Group’s shareholders to approve the merger and, in each case, at the time of such failure or breach, an acquisition proposal (whether or not conditional) or intention to make an acquisition proposal (whether or not conditional) shall have been made directly to Florida Bank Group’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Florida Bank Group or the Florida Bank Group board of directors, that has not been withdrawn or rejected by the Florida Bank Group’s board of directors before the special meeting, then (x) Florida Bank Group shall pay to IBERIABANK Corporation an amount equal to 50% of the termination fee (as defined above) on the second business day following such termination, and (y) if within twelve months after such termination Florida Bank Group or Florida Bank enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any acquisition proposal, then Florida Bank Group shall pay the remainder of the termination fee on the earlier of (i) the date of execution of such agreement or (ii) consummation of such transaction; or

•	by IBERIABANK Corporation if Florida Bank Group shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the closing would otherwise occur (A) would result in the failure of any closing condition and (B) cannot be or has not been cured or has not been waived by the earlier of (1) June 30, 2015 and (2) 30 days after the giving of written notice to Florida Bank Group of such breach or failure;

•

by IBERIABANK Corporation if Florida Bank Group or Florida Bank Group’s board of directors (or any committee thereof) has (A) approved, adopted, endorsed or recommended any acquisition proposal, (B) failed to recommend the merger and the approval of the merger agreement by the shareholders of Florida Bank Group, (C) materially breached the terms of Section 5.3 of the merger agreement in any respect adverse to IBERIABANK Corporation, or (D) materially breached its obligations under the merger agreement by failing to call, give notice of, convene and hold a shareholders meeting; or

•	by IBERIABANK Corporation if Florida Bank Group’s board of directors shall have recommended, or otherwise fails to recommend that its shareholders reject, that they tender their shares in a tender or exchange offer commenced by an un-affiliated third party for more than 20% of the outstanding Florida Bank Group shares.

In addition, if the merger agreement is terminated by IBERIABANK Corporation as a result of Florida Bank Group’s failure to satisfy any of its representations, warranties or covenants, Florida Bank Group shall reimburse IBERIABANK Corporation or IBERIABANK for its reasonable out-of-pocket expenses relating to the merger in an amount of $250,000; however, such reimbursement will not apply in the event that IBERIABANK Corporation is entitled to a termination fee, as described herein.

Florida Bank Group’s obligation to pay the termination fee shall survive termination of the merger agreement. Any termination payment under the merger agreement shall become payable within two business days after receipt by IBERIABANK Corporation of written notice of termination of the merger agreement.

Fees and Expenses

IBERIABANK Corporation and Florida Bank Group will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Florida Bank Group common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Jones Walker LLP insofar as it sets forth specific legal conclusions under United States federal income tax law.

This discussion applies only to U.S. holders (as defined below) that hold their Florida Bank Group common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular shareholder in light of its personal circumstances or to shareholders subject to special treatment under United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	U.S. expatriates,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their Florida Bank Group common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold Florida Bank Group common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Florida Bank Group common stock who is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	an estate that is subject to United States federal income tax on its income regardless of its source; or

•	a trust (A) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 29, 1996 and has made a valid election to be treated as a United States person for United States federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their Florida Bank Group common stock through partnerships or other pass-through entities for United States federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of Florida Bank Group common stock, the United States federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. We urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the merger to them.

We urge each holder of Florida Bank Group common stock to consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Opinion. The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by IBERIABANK Corporation and Florida Bank Group of an opinion from Jones Walker LLP, dated the closing date of the merger, that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the opinions may be waived by both IBERIABANK Corporation and Florida Bank Group. Neither IBERIABANK Corporation nor Florida Bank Group currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived, Florida Bank Group would re-solicit the approval of its shareholders prior to completing the merger. The opinions will be based on certain facts, representations, covenants and assumptions, including representations of IBERIABANK Corporation and Florida Bank Group. If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. These opinions are not binding on the IRS or the courts, and neither IBERIABANK Corporation nor Florida Bank Group intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Therefore, while the merger is conditioned upon the delivery by tax counsel to each of IBERIABANK Corporation and Florida Bank Group of its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Jones Walker LLP, counsel to IBERIABANK Corporation, has delivered to IBERIABANK Corporation and Florida Bank Group its opinion, to the effect that the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. This opinion was filed by amendment as Exhibit 8.1 to the registration statement.

United States Federal Income Tax Consequences of the Merger Generally. The following discussion regarding the United States federal income tax consequences of the merger assumes that the merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and IBERIABANK Corporation and Florida Bank Group will not waive the opinion condition described above in “—Tax Opinion.” The merger will be treated for United States federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code.

A holder of Florida Bank Group common stock will recognize gain, but not loss, on the receipt of the merger consideration in an amount equal to the lesser of: (i) the amount of cash received by the holder; and (ii) the excess of (x) the fair market value of the IBERIABANK Corporation common stock and the amount of cash received pursuant to the merger over (y) the recipient’s tax basis in his Florida Bank Group common stock. Any gain recognized will be characterized as a capital gain. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The aggregate adjusted tax basis of the shares of IBERIABANK Corporation common stock received in the merger (including any fractional shares of IBERIABANK Corporation common stock deemed received) will be the same as the aggregate adjusted tax basis of the shares of Florida Bank Group common stock surrendered in exchange for the IBERIABANK Corporation common stock, increased by any gain recognized by the recipient, and reduced by any cash received by the recipient. The holding period of the shares of IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed received and redeemed as described below) will include the holding period of shares of Florida Bank Group common stock surrendered in exchange for the IBERIABANK Corporation common stock.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of IBERIABANK Corporation common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Florida Bank Group common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Florida Bank Group common stock is more than one year at the effective time of the merger. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenters. Upon the proper exercise of dissenters’ rights, a holder will exchange all of the shares of Florida Bank Group common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Florida Bank Group common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Florida Bank Group common stock surrendered is more than one year. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of Florida Bank Group common stock that are exchanged for shares of IBERIABANK Corporation common stock in the merger or otherwise owns shares of IBERIABANK Corporation common stock actually or constructively after the merger, any gain recognized by such holder may be treated as a dividend for United States federal income tax purposes to the extent of the holder’s ratable share of Florida Bank Group’s accumulated “earnings and profits” and the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of IBERIABANK Corporation. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Florida Bank Group common stock solely for IBERIABANK Corporation common stock and then IBERIABANK Corporation immediately redeemed, which we refer to as the “deemed redemption,” a portion of the IBERIABANK Corporation common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of IBERIABANK Corporation. That determination requires a comparison of (1) the percentage of the outstanding stock of IBERIABANK Corporation that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of IBERIABANK Corporation that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Certain Tax Reporting Rules. Under applicable Treasury regulations, “significant holders” of Florida Bank Group stock will be required to comply with certain reporting requirements. A Florida Bank Group shareholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding Florida Bank Group common stock. Significant holders generally will be required to file a statement with the holder’s United States federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of Florida Bank Group common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of IBERIABANK Corporation and Florida Bank Group, and the holder will be required to retain permanent records of these facts. We urge each holder of Florida Bank Group common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

This discussion of certain material United States federal income tax consequences is not tax advice. We urge holders of Florida Bank Group common stock to consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Resale of IBERIABANK Corporation Common Stock

The shares of IBERIABANK Corporation common stock to be issued to shareholders of Florida Bank Group under the merger agreement will be registered under the Securities Act of 1933 and may be freely traded by such shareholders without restriction. Certain shareholders who are deemed to be affiliates of IBERIABANK Corporation upon consummation of the merger must abide by certain transfer restrictions under the Securities Act.

Bank Merger

IBERIABANK Corporation will merge Florida Bank into IBERIABANK immediately after the merger of Florida Bank Group with into IBERIABANK Corporation.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the acquisition method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Florida Bank Group over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on the December 5, 2014 closing price of $65.21, management of IBERIABANK Corporation estimates that the aggregate value of the merger consideration would be approximately $89.7 million. Utilizing information as of December 5, 2014, estimated goodwill and other intangibles would total approximately $14.9 million. IBERIABANK Corporation’s reported income would include the operations of Florida Bank Group after the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of Florida Bank Group. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect Florida Bank Group historical financial position or results of operation.

Dissenters’ Rights of Appraisal

Holders of Florida Bank Group common stock are entitled to appraisal rights in the merger with IBERIABANK Corporation under the FBCA.

Holders of Florida Bank Group common stock as of the record date are entitled to appraisal rights under the Florida Business Corporation Act, or the FBCA. Pursuant to Section 607.1302 of the FBCA, a Florida Bank Group shareholder who does not wish to accept the consideration to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his or her shares of Florida Bank Group common stock immediately prior to the date of the Florida Bank Group special meeting, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable.

In order to exercise appraisal rights, a dissenting Florida Bank Group shareholder must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the FBCA, which are summarized below. A copy of the full text of those sections is included as Annex C to this proxy statement/prospectus. Shareholders of Florida Bank Group are urged to read Annex C in its entirety and to consult with their legal advisers. Each Florida Bank Group shareholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will result in a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal

The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the Florida Business Corporation Act, a copy of which are attached as Annex C to this proxy statement/prospectus.

A dissenting shareholder, who desires to exercise his or her appraisal rights must file with Florida Bank Group, prior to voting on the merger, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the Florida Business Corporation Act. A dissenting shareholder need not vote against the merger, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his or her Florida Bank Group shares in favor of the merger. A vote in favor of the merger will constitute a waiver of the shareholder’s appraisal rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Florida Bank Group, Inc.

201 N. Franklin Street

Tampa, Florida 33602

Attention: Patty Linde, Corporate Secretary

All such notices must be signed in the same manner as the shares are registered on the books of Florida Bank Group. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the completion of the merger, IBERIABANK Corporation must provide to each Florida Bank Group shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an appraisal election form that specifies, among other things:

•	the date of the completion of the merger;

•	IBERIABANK Corporation’s estimate of the fair value of the Florida Bank Group shares;

•	where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which they must be received by IBERIABANK Corporation or its agent, which date may not be fewer than 40 nor more than 60 days after the date IBERIABANK Corporation sent the appraisal notice and appraisal election form to the shareholder; and

•	the date by which a notice from the shareholder of his or her desire to withdraw his or her appraisal election must be received by IBERIABANK Corporation, which date must be within 20 days after the date set for receipt by IBERIABANK Corporation of the appraisal election form from the shareholder.

The form must also contain IBERIABANK Corporation’s offer to pay to the shareholder the amount that it has estimated as the fair value of the Florida Bank Group shares, and request certain information from the shareholder, including:

•	the shareholder’s name and address;

•	the number of shares as to which the shareholder is asserting appraisal rights;

•	whether the shareholder voted for the merger;

•	whether the shareholder accepts the offer of IBERIABANK Corporation to pay its estimate of the fair value of the Florida Bank Group shares to the shareholder; and

•	if the shareholder does not accept the offer of IBERIABANK Corporation, the shareholder’s estimated fair value of the Florida Bank Group shares and a demand for payment of the shareholder’s estimated value plus interest.

•	the form also must be accompanied by financial statements of Florida Bank Group, Inc. as of September 30, 2014, and the latest available interim financial statements, as well as a copy of Florida’s dissenters rights statute.

A dissenting shareholder must submit the certificate(s) representing his or her shares with the appraisal election form. Any dissenting shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the merger agreement.

Upon returning the appraisal election form, a dissenting shareholder will be entitled only to payment pursuant to the procedure set forth in the applicable sections of the Florida Business Corporation Act and will not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.

A dissenting shareholder who has delivered the appraisal election form and his or her Florida Bank Group common stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to IBERIABANK Corporation within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of IBERIABANK Corporation. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

If the dissenting shareholder accepts the offer of IBERIABANK Corporation in the appraisal election form to pay IBERIABANK Corporation’s estimate of the fair value of the Florida Bank Group shares, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by IBERIABANK Corporation or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Florida Bank Group in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the beneficial shareholder only if the beneficial shareholder submits to Florida Bank Group the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

Section 607.1330 of the FBCA addresses what should occur if a dissenting shareholder fails to accept the offer of IBERIABANK Corporation to pay the value of the shares as estimated by IBERIABANK Corporation, and IBERIABANK Corporation fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest.

If a dissenting shareholder refuses to accept the offer of IBERIABANK Corporation to pay the value of the shares as estimated by it, and IBERIABANK Corporation fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder given within 60 days after the date on which the merger was effected, IBERIABANK Corporation shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of IBERIABANK Corporation, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

If IBERIABANK Corporation fails to institute a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of IBERIABANK Corporation. A copy of the initial pleading will be served on each dissenting shareholder. IBERIABANK Corporation is required to pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the dissenting shareholder ceases to have any interest in such shares.

Section 607.1331 of the FBCA provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against IBERIABANK Corporation, except that the court may assess costs against all or some of the dissenting shareholders, in amounts determined by the court, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts determined by the court, against (i) IBERIABANK Corporation and in favor of any or all dissenting shareholders if the court finds IBERIABANK Corporation did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322, or (ii) either IBERIABANK Corporation or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against IBERIABANK Corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that IBERIABANK Corporation fails to make a required payment when a dissenting shareholder accepts IBERIABANK Corporation’s offer to pay the value of the shares as estimated by IBERIABANK Corporation, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from IBERIABANK Corporation all costs and expenses of the suit, including counsel fees.

Any dissenting shareholder who perfects his or her right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the U.S. Tax Code. See “Approval of the Merger—Material United States Federal Income Tax Consequences of the Merger.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Stock Trading and Dividend Information

IBERIABANK Corporation common stock is currently listed on the NASDAQ Global Select Market under the symbol “IBKC.” The following table sets forth the high and low sales prices for shares of IBERIABANK Corporation common stock and cash dividends paid per share for the periods indicated. As of December 5, 2014, the last date prior to the printing of this document for which it was practicable to obtain this information, there were 33,450,735 shares of IBERIABANK Corporation common stock issued and outstanding, and approximately 2,539 shareholders of record.

	Price Range of Common Stock and Dividends
	IBERIABANK Corporation
	High ($)	Low ($)	Dividends ($)
Calendar 2012
First Quarter	$55.67	$49.83	$0.34
Second Quarter	$54.03	$45.53	$0.34
Third Quarter	$51.87	$44.46	$0.34
Fourth Quarter	$50.55	$44.28	$0.34
Calendar 2013
First Quarter	$52.78	$48.73	$0.34
Second Quarter	$54.27	$44.91	$0.34
Third Quarter	$59.81	$51.54	$0.34
Fourth Quarter	$63.98	$51.55	$0.34
Calendar 2014
First Quarter	$72.41	$60.96	$0.34
Second Quarter	$71.94	$59.20	$0.34
Third Quarter	$70.58	$62.40	$0.34
Fourth Quarter (through December 5, 2014)	$70.00	$60.55	—

On October 2, 2014, the business day immediately preceding the public announcement of the merger, the closing price of IBERIABANK common stock as reported on the NASDAQ Global Select Market was $62.61 per share. Based on a hypothetical average closing price over the measurement period of $62.61 per share of IBERIABANK Corporation common stock and an Exchange Ratio of 0.149 share of IBERIABANK Corporation common stock for each share of Florida Bank Group common stock, the equivalent per share market value of each share of Florida Bank Group common stock to be exchanged for IBERIABANK Corporation common stock would be $9.33 per share (IBERIABANK Corporation common stock price of $62.61 times the Exchange Ratio of 0.149).

There is no established public trading market in which shares of Florida Bank Group common stock are regularly traded, nor are there any uniformly quoted prices for shares of Florida Bank Group common stock. The last sale of Florida Bank Group common stock prior to the execution of the merger agreement known to Florida Bank Group management occurred on September 17, 2014, at $11.85 per share. Florida Bank Group does not currently pay dividends on its common stock.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Florida Bank Group at the time of the special meeting to be voted for an adjournment, if necessary, Florida Bank Group has submitted to its holders of Class A common stock as a separate matter for their consideration the question of adjournment if necessary to solicit additional proxies to approve the merger agreement. The board of directors of Florida Bank Group unanimously recommends that shareholders vote

“FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors unanimously recommends that you vote “FOR” the approval to adjourn the special meeting.

CONVERSION OF SERIES D PREFERRED STOCK

At the special meeting, holders of Series D Preferred Stock will be asked to approve a proposal to convert the outstanding shares of Series D Preferred Stock to Florida Bank Group Class A common stock upon the closing of the merger. The terms of the Series D Preferred Stock provide that upon the occurrence of an event specified by vote of more than 50% of the then outstanding shares of Series D Preferred Stock, all outstanding shares of Series D Preferred Stock will automatically convert into fully-paid and non-assessable shares of Class A common stock on the basis of 31 shares of Class A common stock for each share of Series D Preferred Stock. Accordingly, at the special meeting, holders of Series D Preferred Stock will be asked to consider approval of the conversion of such shares to shares of Florida Bank Group Class A common stock.

CONVERSION OF SERIES E PREFERRED STOCK

At the special meeting, holders of Series E Preferred Stock will be asked to approve a proposal to convert the outstanding shares of Series E Preferred Stock to Florida Bank Group Class B common stock upon the closing of the merger. The terms of the Series E Preferred Stock provide that upon the occurrence of an event specified by vote of more than 50% of the then outstanding shares of Series E Preferred Stock, all outstanding shares of Series E Preferred Stock will automatically convert into fully-paid and non-assessable shares of Class B common stock on the basis of 31 shares of Class B common stock for each share of Series D Preferred Stock. Accordingly, at the special meeting, holders of Series E Preferred Stock will be asked to consider approval of the conversion of such shares to shares of Florida Bank Group Class B common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Florida Bank Group common stock will be exchanging their shares of a Florida corporation governed by the FBCA and the articles of incorporation and bylaws of Florida Bank Group, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the LBCL and IBERIABANK Corporation’s articles of incorporation and bylaws. Certain differences exist between the rights of Florida Bank Group shareholders and those of IBERIABANK Corporation shareholders. The material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the LBCL and the FBCA, as well as to the articles of incorporation and bylaws of Florida Bank Group and IBERIABANK Corporation, as applicable.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the certificate of formation and bylaws, as applicable. See “Where You Can Find More Information” on page 98 for information regarding how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock, par value $1.00 per share. As of December 5, 2014, there were 35,262,901 shares of IBERIABANK Corporation common stock issued and 33,450,735 shares outstanding, 1,812,166 shares of common stock of IBERIABANK Corporation were held in treasury and 1,377,531 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the LBLC and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Holders of IBERIABANK Corporation common stock have no preemptive or conversion rights and are not subject to further calls or assessment. There are no redemption or sinking fund provisions applicable to IBERIABANK Corporation common stock. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock. The board of directors of IBERIABANK Corporation represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of IBERIABANK Corporation more difficult or costly. Subject to these limitations, the board of directors may issue preferred stock in connection with capital raising transactions, acquisitions, and joint ventures and for other corporate purposes that may have the effect of making such an acquisition more difficult or costly, as could also be the case if the board of directors were to issue additional shares of common stock. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

Florida Bank Group. The articles of incorporation of Florida Bank Group authorize the issuance of up to 8,000,000 shares of common stock, par value $.01 per share, consisting of (a) 7,000,000 shares of Class A

Common Stock as to which there were 2,291,010 such shares issued and outstanding as of November 24, 2014, and (b) 1,000,000 shares of Class B Common Stock, as to which 180,746 such shares were issued and outstanding at November 24, 2014. Holders of Florida Bank Group common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the Florida Bank Group board of directors in compliance with the provisions of the FBCA and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution.

Holders of Florida Bank Group Class A common stock are entitled to one vote per share for all purposes. Except as required by the FBCA, the Class B common stock does not have the right to vote on any matters submitted to a vote of the shareholders of Florida Bank Group. However, as long as any of such shares are outstanding, Florida Bank Group may not, without obtaining the approval of the holders of a majority of the issued and outstanding shares of Class B common Stock, whether or not such approval is required by Florida law, (i) alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Class B common stock, or (ii) enter into any merger, share exchange or business combination unless the Class B common stock is entitled to receive the same per share consideration in such merger, share exchange or business consolidation as the Class A common stock. Holders of Florida Bank Group common stock are entitled to such dividends, if any, as may be declared by the Florida Bank Group board of directors in compliance with the provisions of the FBCA and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution.

Florida Bank Group’s articles of incorporation also authorize the issuance of 5,000,000 shares of preferred stock, par value $.01 per share, of which 150,000 shares have been designated as Series D Preferred Stock, as to which there were 71,888.485 such shares issued and outstanding as November 24, 2014, and 150,000 shares have been designated as Series E Preferred Stock, as to which there were 8,111.515 such shares issued and outstanding at November 24, 2014. Shares of Series D Preferred Stock and Series E Preferred Stock are collectively referred to as the “Preferred Stock”. The Preferred Stock ranks senior to the common stock with respect to liquidation, winding-up and dissolution. Dividends on the Preferred Stock are non-cumulative. Florida Bank Group also has the right to pay dividends on the shares of Preferred Stock in additional shares of Preferred Stock. No dividends may be paid on the shares of common stock, nor may the shares of common stock be redeemed, unless and until all shares of Preferred Stock have been converted or the foregoing restrictions have been waived by the holders of the majority of the then outstanding shares of Preferred Stock. Each share of Series D Preferred Stock is convertible into 31 shares of Class A Common Stock and each share of Series E Preferred Stock is convertible into 31 shares of Class B Common Stock. The shares are mandatorily convertible upon the occurrence of an event specified by a vote or written consent of the holders of more than 50% of the then outstanding shares of Preferred Stock into shares of Class A Common Stock as to the Series D Preferred Stock and shares of Class B Common Stock as to the shares of Series E Preferred Stock. On the fifth anniversary of the date of issuance, all outstanding shares of Series D Preferred Stock convert to shares of Class A Common Stock and all shares of Series E Preferred Stock convert to shares of Class B Common Stock. Holders of shares of Series D Preferred Stock and holders of shares Series E Preferred Stock have the right to vote, as a separate class, as a condition to the creation by Florida Bank Group of any class or a series of equity securities, or any warrants, options or other rights convertible into or exchangeable for any class or series of equity securities of Florida Bank Group ranking senior to the Preferred Stock as to rights on liquidation. However, holders of the shares of Preferred Stock do not have any rights to vote on any transaction involving an exchange by Florida Bank Group of any debt securities for equity securities or the creation of any junior securities or parity securities. Except for the foregoing, or as required by law, the shares of Preferred Stock do not have any voting powers, either general or special. If for any reason the Federal Reserve determines that the Series D Preferred Stock or the Series E Preferred Stock is classified as “voting stock” for purposes of the BHC Act, the holders and Florida Bank Group will make such reasonable modifications so that such shares are no longer considered “voting stock”. In the event of a Change of Control Event as defined in the terms of the Preferred Stock, which includes a merger in which Florida Bank Group is not the survivor or resulting entity, then unless the Series D Preferred Stock is convertible to shares of Class A Common Stock and the shares of Series E Preferred Stock are convertible to shares of Class B common stock, they are entitled to receive a liquidation preference attributable to such shares.

Amendment of Articles of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Florida Bank Group. No amendment to the articles of incorporation of Florida Bank Group will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares of common stock. In addition, the holders of Series D Preferred Stock and Series E Preferred Stock have the right to vote, as separate classes, if Florida Bank Group creates any class or a series of equity securities or other rights convertible or exchangeable into any class or securities of equity securities of Florida Bank Group ranking senior to the Preferred Stock as to rights upon liquidation.

The bylaws of Florida Bank Group provide that the board of directors has the power to review, alter, amend, and rescind the bylaws. Action by the board requires the affirmative vote of a majority of the directors at which a quorum is present.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 11 members. The directors do not need to be shareholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation’s directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believe that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Florida Bank Group. Florida Bank Group’s bylaws do not set any specific number of directors, and provide that the number of directors may be increased or decreased from time to time but no decrease in the number of directors shall have the effect of shortening the terms of any incumbent director.

The bylaws of Florida Bank Group provide generally that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

Florida Bank Group. Florida Bank Group’s bylaws provide that the shareholders may remove one or more directors with or without cause. A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Limitations on Director Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Florida Bank Group. Under the FBCA, directors are not personally liable to the corporation, a shareholder or a third party, regardless of whether the shareholders of the corporation desire that such a liability limitation apply to the corporation, except where a director breached or failed to perform his or her duties as a director and such breach of, or failure to perform, those duties constitutes: (i) a knowing violation of criminal law; (ii) a transaction from which the director derived an improper benefit; (iii) certain unlawful distributions; (iv) a conscious disregard for the best interest of the corporation or willful misconduct; or (v) recklessness or an act or omission which was committed in bad faith or with malicious purposes or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Indemnification

IBERIABANK Corporation. The LBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the corporation, if he was serving at the request of the corporation as a director, officer, employee, or agent against expenses actually and reasonably incurred, including attorneys’ fees, judgments, fines, and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

However, in case of actions by or in the right of the corporation, the indemnity shall be limited to expenses not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion and no indemnification shall be made if such person shall have been held liable for willful or intentional misconduct unless determined by a court of competent jurisdiction that in view of all of the circumstances of the case such person is entitled to indemnity.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to such suit, or (2) if such a quorum is unobtainable and the board of directors so directs, by IBERIABANK Corporation legal counsel, or (3) by the shareholders.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Florida Bank Group. Florida Bank Group’s bylaws provide that its directors and officers are entitled to indemnification in accordance with the provisions of Florida Law. Under the FBCA, a corporation may indemnify an indemnitee who was or is a party or is threatened to be made a party to any non-derivative proceeding against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such proceeding if the indemnitee met the specified standard of conduct.

In the case of derivative actions, a corporation may indemnify an indemnitee against expenses (including attorneys’ fees), but not amounts paid in settlement, judgments or fines. However, such indemnification is permitted only if the indemnitee met the specified standard of conduct, except that no indemnification may be made for any claim as to which the indemnitee is adjudged liable to the corporation unless a court determines that, in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity.

A present or former director or officer of a corporation who is successful, on the merits or otherwise, in defense of any proceeding subject to the FBCA’s indemnification provisions must be indemnified by the corporation for reasonable expenses (including attorneys’ fees).

The FBCA states that any permissive indemnification, unless ordered by a court, may be made only after a determination that the indemnitee met the specified standard of conduct. Under the FBCA, the “specified standard of conduct” requires that an indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The determination may be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Florida Bank Group pursuant to the foregoing provisions, Florida Bank Group has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Special Meetings of Shareholders

IBERIABANK Corporation. Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Florida Bank Group. Special meetings of the shareholders may be called only by the chairman of the board of directors, the Chief Executive Officer, the President or the board of directors, or when requested in writing by the holders of not less than one-half of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Consent of Shareholders

IBERIABANK Corporation. Under Louisiana law, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Florida Bank Group. Under the FBCA, action that is required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding shares of each voting group entitled to vote having not less than a minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote were present and voted.

Shareholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation establish advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by SEC proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal and the reasons for conducting such business at the annual meeting, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholders. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

Florida Bank Group. Florida Bank Group’s articles of incorporation do not have a similar provision.

Business Combinations and Control Share Acquisitions

IBERIABANK Corporation. The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested shareholders. Interested shareholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested shareholder be approved by shareholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested shareholder), unless certain complicated pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Florida Bank Group. Under the FBCA Control Share Acquisitions statute, unless there is a provision in the articles of incorporation or bylaws electing not to be governed by this provision (Florida Bank Group has not opted out of this provision), “control shares” (shares that would otherwise have voting power for the election of directors in certain ranges of ownership over 20%) acquired in a control-share acquisition have the same voting rights as were accorded to the shares before such acquisition only to the extent granted by a resolution approved by the majority of all the votes entitled to be cast by each class or series of the disinterested shareholders of the issuing corporation entitled to vote on the matter, subject to certain exceptions.

Under the FBCA Affiliated Transactions statute, unless a specified exception is met (including approval by a majority of the corporation’s disinterested directors), an interested shareholder (i.e., a person beneficially owning 10% or more of a corporation’s outstanding voting stock) and its affiliates and associates may not engage in an affiliated transaction (including a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by two-thirds of the voting shares of the corporation excluding the shares beneficially owned by the interested shareholder. Florida Bank Group has not opted out of this provision.

Dissenters’ Rights

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; (iii) shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by Financial Industry Regulatory Authority, unless the articles of the corporation provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Florida Bank Group. Shareholders of Florida Bank Group are entitled to dissenters’ rights under the FBCA in connection with the merger agreement. A full discussion of the rights of Florida Bank Group shareholders to dissent from the merger under the FBCA is included under “Dissenters’ Rights of Appraisal” on page 68. A copy of Subchapter H, “Rights of Dissenting Owners” of the FBCA is included as Appendix C to this prospectus/proxy statement.

Shareholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person who is and has been a shareholder of record of at least 5% (or 25% for a business competitor) of the outstanding shares of any class for at least six months is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records for a proper and reasonable purpose.

Florida Bank Group. Pursuant to the FBCA, a shareholder is entitled to inspect to certain records and accounts. If a Florida corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. If the court orders inspection or copying of the records demanded, it also shall order the corporation to pay the shareholder’s costs, including reasonable attorney’s fees reasonably incurred to obtain the order and enforce the inspection rights unless the corporation proves that it refused the inspection in good faith because it had a reasonable basis for doubt about the right of the shareholder to inspect the records demanded.

Dividends

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time pay dividends to its shareholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation. As with Florida Bank Group, substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institution, and there are various statutory and regulatory limitations on the ability of such subsidiary to pay dividends to IBERIABANK Corporation.

Florida Bank Group. Subject to the FBCA, the holders of Florida Bank Group common stock are entitled to receive, when, as and if declared by its board of directors out of funds legally available for the purpose, cash or other distributions in respect of common stock and applicable bank regulatory requirements.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page 98.

General

IBERIABANK Corporation is authorized to issue 50,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation’s common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation common stock.

As of December 5, 2014, there were 35,262,901 shares of common stock of IBERIABANK Corporation issued and 33,450,735 outstanding, 1,812,166 shares of common stock of IBERIABANK Corporation were held in treasury and 1,377,531 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger on a pro forma basis (using an exchange ratio of 0.149 resulting in an issuance of approximately 753,000 shares), the merger with Old Florida Bancshares, Inc. (using an exchange ratio of 0.34 resulting in an issuance of approximately 3,700,000 shares) and the merger with Georgia Commerce Bancshares, Inc. (using an exchange ratio of 0.6134 resulting in the issuance of approximately 2,900,000 shares), approximately 40,800,000 shares of IBERIABANK Corporation’s common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the merger, also will be provided through dividends from IBERIABANK. Payments of dividends by IBERIABANK Corporation are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK, IBERIABANK Corporation, as holder of the subsidiary’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK, all assets of IBERIABANK available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. IBERIABANK Corporation’s common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. Subject to certain representations, the IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

General

IBERIABANK Corporation is the financial holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003). IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At September 30, 2014, IBERIABANK Corporation had total assets of approximately $15.5 billion, total deposits of approximately $12.3 billion, and total shareholders’ equity of approximately $1.8 billion. Additional information about IBERIABANK Corporation is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 98.

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to IBERIABANK Corporation is incorporated by reference or set forth in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated into this document by reference. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING FLORIDA BANK GROUP, INC.

General

Florida Bank Group, Inc., or Florida Bank Group, is a registered bank holding company subject to the supervision and regulation of the Federal Reserve Board and the Florida Office of Financial Regulation and is a corporation organized under the laws of the State of Florida. Its main office is located at 201 N. Franklin Street, Suite 100, Tampa, Florida 33602 (Telephone Number: 813-569-7500). Florida Bank Group is the bank holding company of Florida Bank, which is a Florida-chartered commercial bank.

At September 30, 2014, Florida Bank Group had total assets of approximately $518 million total deposits of approximately $399 million, and shareholders’ equity of approximately $62 million.

Business

Historically, Florida Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach.

Florida Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Florida Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, Florida Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Florida Bank provides automated teller machine (ATM) cards and is a member of the Presto, Plus and Star ATM networks thereby permitting customers to utilize the convenience of Florida Bank’s ATM network and member machines both nationwide and internationally.

Florida Bank’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for Florida Bank yet is generally underserved by large bank competitors. These customers generally can afford Florida Bank more profitable opportunities than the average retail customer. Florida Bank has actively pursued its targeted markets for deposits, particularly the small businesses and professionals.

The revenues of Florida Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, and ATM fees. The principal sources of funds for Florida Bank’s lending activities are its deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of Florida Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, Florida Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve, the Florida Office of Financial Regulation and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Florida Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

Banking services

Commercial Banking. Florida Bank focuses its commercial loan originations on small and mid-sized business (generally up to $10 million in annual sales) and such loans are usually accompanied by related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Florida Bank offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.

Retail Banking. Florida Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Florida Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Florida Bank offers contemporary products and services, such as debit cards, mutual funds, internet banking and electronic bill payment services. Consumer loan products offered by Florida Bank include home equity lines of credit, second mortgages, new and used auto loans, including indirect loans through auto dealers, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, Florida Bank’s cash flows are generated from interest and fee income, as well as from loan repayments, the sale or maturity of investments available-for-sale. In addition to cash and due from banks, Florida Bank considers all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet, as well as Florida Bank’s reputation in the community. Florida Bank’s principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales and maturities of investments. Florida Bank uses its capital resources primarily to fund existing and continuing loan commitments and to purchase investment securities. At September 30, 2014, Florida Bank had issued standby letters of credit of $1,278,000. Scheduled maturities of certificates of deposit during the twelve months following September 30, 2014 totaled $60.7 million. Management believes that Florida Bank had adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded in the subsequent twelve months and, if so desired, that it can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

Capital Resources

Florida Bank Group’s equity was $62.0 million at September 30, 2014 and $57.0 million at December 31, 2013. The net increase in shareholders’ equity during the nine months ended September 30, 2014 consisted of net income of $3.7 million, a $1.1 million decrease in the unrealized loss on securities available-for-sale (from an unrealized loss of $1,351,000 at December 31, 2013 to an unrealized loss of $250,000 at September 30, 2014) and $200,000 for vesting of restricted stock and stock option plans. Florida Bank Group’s total shareholders’ equity was $57.0 million and $40.7 million as of December 31, 2013 and 2012, respectively, or an increase of $16.3 million. This increase was the result primarily of a capital raise net of expenses of $31.5 million less the redemption of preferred stock for $8.0 million, less a 2013 net loss of $5.2 million, less a $2 million increase in net unrealized securities loss. Florida Bank Group’s total shareholders’ equity was 12.0%, 10.6% and 6.7% of total assets as of September 30, 2014, December 31, 2013 and 2012, respectively.

The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At September 30, 2014, Florida Bank met the capital ratios of a “well capitalized” financial institution with a total risk-based capital ratio of 18.6%, a Tier 1 risk-based capital ratio of 17.4%, and a Tier 1 leverage ratio of 10.8%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator.

The following sets forth Florida Bank’s capital ratios as of the dates indicated:

	Capital Ratios	Regulatory Requirement Well- Capitalized
At September 30, 2014
Total capital to risk-weighted assets	18.6%	10.0%
Tier I capital to risk-weighted assets	17.4%	6.0%
Tier I capital to total assets—leverage ratio	10.8%	5.0%

At December 31, 2013:
Total capital to risk-weighted assets	16.9%	10.0%
Tier I capital to risk-weighted assets	15.6%	6.0%
Tier I capital to total assets—leverage ratio	9.6%	5.0%

At December 31, 2012:
Total capital to risk-weighted assets	11.2%	10.0%
Tier I capital to risk-weighted assets	9.9%	6.0%
Tier I capital to total assets—leverage ratio	6.5%	5.0%

Lending services

Loan Portfolio Composition. At September 30, 2014, Florida Bank’s loan portfolio totaled $324 million, representing 63% of Florida Bank Group’s total assets of $518 million.

The composition of Florida Bank’s loan portfolio at September 30, 2014, and December 31, 2013 and 2012 is indicated below, along with the change from the prior year.

(dollars in thousands)	At September 30, 2014	At December 31,
		2013	2012
Commercial	$24,282	$22,291	$23,274
Commercial real estate	172,962	181,062	224,319
Construction and land development	19,963	22,315	28,771
Residential real estate	101,678	107,189	110,110
Installment and consumer lines	5,559	4,860	5,837

Total loans	324,444	337,717	392,311
Less: Allowance for loan losses	(7,230)	(8,496)	(11,443)
Less: Net deferred fees	(504)	(629)	(212)

Loans, Net	$316,710	$328,592	$380,656

Non-performing loans as a percentage of gross loans decreased to $1.3 million or 0.39% at September 30, 2014 compared to $4.1 million or 1.20% at December 31, 2013.

Real Estate Mortgage Loans. At September 30, 2014, the real estate loan portfolio totaled $295 million. Florida Bank originates mortgage loans secured by commercial and residential real estate.

Commercial Real Estate. At September 30, 2014, the commercial real estate loan portfolio totaled $173 million. Such loans are secured by mortgages on real estate used for commercial purposes. Florida Bank seeks to reduce the risks associated with commercial mortgage lending by generally lending in our market area and obtaining periodic financial statements and tax returns from borrowers. It is also Florida Bank’s general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

Construction Loans and Land Development. At September 30, 2014, the construction and land development loan portfolio totaled $20 million. Florida Bank provides interim real estate acquisition, development and construction loans to builders, developers, and persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. Florida Bank monitors these loans with on-site inspections and control of disbursements.

Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, Florida Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, costs estimates and pre-construction sale information

Residential Real Estate Loans. At September 30, 2014, the residential real estate loan portfolio totaled $102 million. Such loans are secured by first or second mortgages on primary residences and investment properties. Florida Bank offers a variety of loan products that vary in terms. Home equity loans (closed-end and lines of credit) are typically made up to 80% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home.

Commercial Loans. At September 30, 2014, the commercial loan portfolio totaled $24 million. Florida Bank originates secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are monitored by the submission of business financial statements, personal financial statements and/or income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is Florida Bank’s general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Other Installment and Consumer Loans. At September 30, 2014, the consumer loan portfolio totaled $6 million. Florida Bank offers a variety of consumer loans. These loans are typically secured by personal property, including automobiles, boats or other personal property.

Credit administration

Florida Bank’s lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with our policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

Florida Bank generally does not make commercial or consumer loans outside its market areas unless the borrower has an established relationship with Florida Bank and conducts its principal business operations within Florida Bank’s market area. Consequently, borrowers are affected by the economic conditions prevailing in its market area.

Lending Activities

A significant source of income is the interest earned on the loan portfolio. At September 30, 2014, total assets were $518 million and net loans receivable were $324 million or 63% of total assets. At December 31, 2013, total assets were $536 million and net loans receivable were $337 million or 63% of total assets. At December 31, 2012, total assets were $610 million and net loans receivable were $392 million or 64% of total assets. The decrease in net loans receivable from December 31, 2013 to September 30, 2014, and from December 31, 2012 to December 31, 2013 was $13 million or 4%, and $55 million or 14%, respectively.

Lending activities are conducted pursuant to a written policy which has been adopted by Florida Bank. Under this policy, depending upon their type and size, certain loans must be reviewed and approved by certain of our officers and/or directors.

Loan Quality

Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of September 30, 2014, December 31, 2013 and 2012 approximately 91%, 92% and 93%, respectively, of the total loan portfolio were collateralized by commercial and residential real estate mortgages. The level of nonperforming loans and real estate owned also is relevant to the credit quality of a loan portfolio. As of September 30, 2014, December 31, 2013 and 2012, Florida Bank had nonperforming loans (those loans where the interest is no longer accruing or over 90 days or more past due), of $1,278,000, $4,061,000 and $16,777,000, respectively. As of the same dates, other real estate owned totaled $828,000 or 0.16% of total assets, and $3,093,000 and $11,995,000, respectively.

The commercial real estate mortgage loans in our portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. Florida Bank’s policy has been to originate commercial real estate mortgage loans predominantly in its primary market areas. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, Florida Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and our lending experience with the borrower.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from employment and other income and which are collateralized by real property whose values tend to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of his business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Florida Bank makes consumer and personal loans on collateralized and other personal assets. These loans are often collateralized by automobiles, recreational vehicles or other personal assets. Florida Bank’s board of directors has adopted a policy to govern this type of lending.

From time to time, Florida Bank will originate loans on an unsecured basis. At September 30, 2014 and December 31, 2013, unsecured loans totaled $1,942,159 and $2,052,956, respectively.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. On a routine basis, Florida Bank monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of September 30, 2014 and December 31, 2013 and 2012, loans collateralized with mortgages on real estate represented 91%, 92% and 93%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

Florida Bank’s credit department concentrates its efforts and resources on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, our management has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to identify deteriorating credits as early as possible and take corrective action.

Classification of Assets

Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to noninterest expense. As of September 30, 2014 and December 31, 2013 and 2012, Florida Bank had other real estate owned of $828,000, $3,093,000 and $11,995,000, respectively.

As of September 30, 2014, and December 31, 2013 and 2012, Florida Bank had impaired loans with a fair value of $12.1 million, $12.1 million and $21.6 million, respectively. As of such dates, loans on non-accrual status and other real estate owned and certain other related information was as follows:

	As of September 30, 2014		As of December 31,
			2013		2012
(dollars in thousands)		% of Total Loans		% of Total Loans		% of Total Loans
Total non-accrual loans	$1,278	0.4%	$4,061	1.2%	$16,777	4.3%
Other real estate owned	828	0.3%	3,093	0.9%	11,995	3.1%
Past due loans, 90 days or more	0	0.0%	0	0.0%	0	0.0%
Total non-performing assets	$2,106	0.7%	$7,155	2.1%	$28,772	7.3%
Total non-performing assets as a percentage of total assets		0.4%		1.3%		4.7%
Troubled debt restructuring	$0	0.0%	$3,238	1.0%	$2,624	0.7%

Past due loans, 30 to 89 days	$386	0.1%	$78	0.0%	$331	0.1%

Allowance for credit losses as a percentage of:
Total loans, excluding loans held-for-sale		2.23%		2.52%		2.92%
Non-performing loans		566%		209%		68%

As of September 30, 2014, 30 to 89 days delinquencies were comprised of 1 customer relationship, which totaled $386,000.

Management continually evaluates the collectability of nonperforming loans and the adequacy of the allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of nonperforming and past-due loans, and changes in the size and composition of the loan portfolio.

The provision for loan losses totaled a credit of $2,288,000 for the nine months ended September 30, 2014 and an expense of $1,767,000 and $4,465,000 for the years ended December 31, 2013 and 2012, respectively. For such periods, net loans charged-off totaled $(1,022,000), $4,715,000 and $12,485,000, respectively. At September 30, 2014 and December 31, 2013 and 2012, we had nonperforming loans of $1,278,000, $4,061,000 and $16,777,000, respectively. Considering the nature of our loan portfolio, management believes that the allowance for credit losses at September 30, 2014 was adequate.

During the nine months ended September 30, 2014, and the years ended December 31, 2013 and 2012, the activity in the allowance for credit losses was as follows:

	Nine months ended September 30, 2014	Year Ended December 31,
		2013	2012
	(dollars in thousands)
Allowance at beginning of period	$8,496	$11,443	$19,463
Loans charged-off:
Real estate	847	7,380	13,068
Commercial	114	1,002	1,013
Consumer and other	2	1	27
Total loans charged-off	963	8,383	14,108
Recoveries:
Real estate	1,563	3,528	1,040
Commercial	405	132	576
Consumer and other	17	9	7
Total recoveries	1,985	3,669	1,623
Net loans charged-off	(1,022)	4,714	12,485
Provision for credit losses charged to expense	(2,288)	1,767	4,465
Allowance at end of period	$7,230	$8,496	$11,443
Net charge-offs as a percentage of average loans outstanding (annualized for the interim period)	-0.42%	1.33%	2.85%
Allowance for credit losses as a percentage of period-end total loans receivable, excluding loans held-for-sale	2.23%	2.52%	2.92%
Allowance for credit losses as a percentage of non-performing loans	565.73%	209.21%	68.21%
Average loans outstanding during the period	$327,074	$354,056	$437,499
Period-end total loans receivable	$323,940	$337,087	$392,099
Nonperforming loans, end of period	$1,278	$4,061	$16,777

Investment Securities

The following table sets forth the book value of Florida Bank’s investment portfolio as of September 30, 2014 and December 31, 2013 and 2012:

	At September 30, 2014	At December 31,
		2013	2012
	(dollars in thousands)
Securities available-for-sale:
U.S. Government agency obligations	$69,914	$70,807	$76,587
Mortgage-backed securities	46,988	52,712	52,442

Total securities available-for-sale	$116,902	$123,519	$129,029
Securities held-to-maturity:	0	0	0
Securities held for trading:	0	0	0
Total investment securities	$116,902	$123,519	$129,029

Florida Bank has adopted Accounting Standards Codification Topic 320 (“ASC 320”), which requires companies to classify investments securities, including mortgage-backed securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders’ equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. As a result of the adoption of ASC 320, under which Florida Bank expects to continue to hold investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on Florida Bank’s capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities.

As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in an increase of $1,112,000 and a decrease of $2,013,000 in stockholders’ equity during the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. These fluctuations in stockholders’ equity represent the after-tax impact of changes in interest rates on the value of these investments.

Deposit Activities

Deposits are the major source of Florida Bank’s funds for lending and other investment purposes. Deposits are attracted principally from within Florida Bank’s primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans. As of September 30, 2014 and December 31, 2013 and 2012, the distribution by type of Florida Bank’s deposit accounts was as follows:

	As of September 30, 2014	As of December 31,
(dollars in thousands)		2013	2012
Non-interest bearing deposits	$102,917	$87,994	$91,607
Interest bearing demand deposits	58,708	59,655	62,462
Savings & Money Market	134,662	138,853	154,639
Certificates of deposit:
$100,000 and over	41,324	46,087	55,105
less than $100,000	61,627	82,119	135,487

Total certificates of deposit	102,951	128,206	190,592

Total deposits	$399,238	$414,708	$499,300

Florida Bank’s deposits decreased during the first nine months of 2014, from $415 million at December 31, 2013 to $399 million at September 30, 2014, a decrease of $15 million or 4%. Florida Bank’s deposits decreased to $415 million as of December 31, 2013, from $499 million as of December 31, 2012, or a decrease of $85 million or 17%. The decrease was primarily attributable to directed runoff of higher interest rate certificates of deposit.

Maturity terms, service fees and withdrawal penalties are established by Florida Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of “well capitalized,” “adequately capitalized” and “undercapitalized” will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. As of September 30, 2014 and December 31, 2013, Florida Bank met the definition of a “well capitalized” depository institution.

Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect Florida Bank’s liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect Florida Bank’s earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to Florida Bank.

Results of Operations

Nine months ended September 30, 2014 and 2013

General

Florida Bank Group’s net income for the nine months ended September 30, 2014 was $3,727,000 as compared to a net loss for the nine months ended September 30, 2013 of $6,349,000.

Net interest income

Net interest income, which constitutes the principal source of income for Florida Bank, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits, money market accounts, and Federal Home Loan Bank advances. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

Interest income totaled $14.1 million for the nine months ended September 30, 2014 compared with $14.9 million for the nine months ended September 30, 2013. This decrease was attributable primarily to a decrease in loan income. For 2014, loan income totaled $12.0 million compared to $13.6 million in 2013 a decrease of $1.6 million. Interest income from investment securities increased $912,000 to a level of $2.1 million as yields on these securities improved. During 2014, interest expense on interest bearing liabilities totaled $2.2 million, a decrease of $518,000, from the $2.7 million incurred in 2013. This expense reduction was attributable to a 6 basis point decline in the cost of these funds from 0.82% in 2013 to 0.76% in 2014. In 2014, average interest bearing liabilities decreased by $59 million to a level of $378 million. Such liabilities averaged $437 million in 2013.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Florida Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to Florida Bank’s market area, and other factors related to the collectability of Florida Bank’s loan portfolio. For 2014 the provision for loan losses was a credit of $2.3 million, as compared to an expense of $3.4 million for 2013. This decrease of $5.7 million was attributable to an improvement in asset quality and net recoveries of $1,022,000. As of September 30, 2014, and September 30, 2013, the allowance for loan losses was 2.23%, and 3.00%, respectively, of total loans receivable, and was 566%, and 142%, respectively, of non-performing loans.

Noninterest Income

Noninterest income is primarily composed of deposit service charges and fees and mortgage origination fees. Noninterest income was $1.4 million for 2014 versus $1.7 million for 2013, or a decrease of $253,000, or

15%. This decrease was attributable to lower mortgage origination fees and less income from OREO properties due to the sale of some of these properties.

Noninterest Expenses

During 2014, noninterest expenses decreased to $12.6 million from $16.1 million during 2013, or a decrease of 22%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

During 2014, compensation and benefits decreased to $6,786,000 from $6,822,000 million for 2013, a decrease of $36,000 or 1%. The decrease was primarily due to a decline in the number of employees at Florida Bank.

Occupancy and related furniture and equipment expense decreased to $2,793,000 during 2014 from $3,211,000 during 2013, a decrease of $418,000 or 13%. The decrease in occupancy is related to cost cutting measures implemented in 2014.

OREO costs decreased from $2,595,000 during 2013 to an expense recovery of $5,000 during 2014, a decrease $2,600,000.

FDIC and state assessments decreased to $592,000 for 2014 from $1,021,000 for 2013, a decrease of $429,000 or 42%, due to our improved financial condition and corresponding reduced assessments from the FDIC and state.

Income Tax Provision

In 2014, Florida Bank Group derived a Federal income tax benefit due to the change in unrealized loss on securities available-for-sale from last year. In 2014 this benefit totaled $671,000 compared to an expense recorded for 2013 of $708,000. Florida Bank Group also has federal and state net operating loss carry forwards of $102 million which will expire by 2033.

Years ended December 31, 2013 and 2012

General

Florida Bank Group’s net loss for the year ended December 31, 2013 was $5,187,000 as compared to a net loss for the year ended December 31, 2012 of $5,813,000.

Net interest income

Net interest income, which constitutes the principal source of income for Florida Bank, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits, money market accounts, and Federal Home Loan Bank advances. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

Interest income totaled $19.9 million for the year ended December 31, 2013 compared with $25.2 million for the year ended December 31, 2012. This decrease was primarily attributable to a decrease in loan income. For 2013, loan income totaled $17.9 million compared to $22.6 million in 2012, a decrease of $4.7 million. Interest income from investment securities decreased $583,000 to a level of $1.8 million as levels of these funds declined. During 2013, interest expense on interest bearing liabilities totaled $3.4 million, a decrease of $4.2 million, from the $7.6 million incurred in 2012. This expense reduction was attributable to a 61 basis point decline in the cost of these funds from 1.41% in 2012 to 0.80% in 2013. In 2013, average interest bearing liabilities decreased by $108 million to a level of $428 million. Such liabilities averaged $536 million in 2012.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Florida Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to Florida Bank’s market area, and other factors related to the collectability of Florida Bank’s loan portfolio. For 2013 the provision for loan losses was $1.8 million, as compared to $4.5 million for 2012. This decrease of $2.7 million was attributable to an improvement in asset quality. As of December 31, 2013, and December 31, 2012, the allowance for loan losses was 2.52%, and 2.92%, respectively, of total loans receivable, and was 209%, and 68%, respectively, of non-performing loans.

Noninterest Income

Noninterest income is primarily composed of deposit service charges and fees and mortgage origination fees. Noninterest income was $1.9 million for 2013 versus $3.4 million for 2012, or a decrease of $1.5 million, or 44%. This decrease was attributable to a decrease in gains on the sale of securities available-for-sale.

Noninterest Expenses

During 2013, noninterest expenses decreased to $20.6 million from $22.0 million during 2012, or a decrease of 6%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

During 2013, compensation and benefits decreased to $9,040,000 from $9,535,000 for 2012, a decrease of $495,000 or 5%. The decrease was primarily due to a decline in the number of employees at Florida Bank.

Occupancy and related furniture and equipment expense decreased to $4,258,000 during 2013 from $4,543,000 during 2012, a decrease of $285,000 or 6%. The decrease in occupancy is related to cost cutting measures implemented in 2013.

Data processing expense decreased from $1,369,000 during 2012 to $1,276,000 during 2013, a decrease $93,000 or 7%.

FDIC and state assessments decreased to $1,339,000 for 2013 from $1,590,000 for 2012, a decrease of $251,000 or 16%, due to a lower level of insured deposits. Also, expenses related to OREO decreased by $103,000 to $2,685,000 for 2013, a decrease of 4%.

Income Tax Provision

In 2013, Florida Bank Group derived a Federal income tax expense due to changes in the net unrealized loss in securities available-for-sale. In 2013 this expense totaled $1,215,000 which was an increase from the expense recorded for 2012 of $322,000. Florida Bank Group had a net operating loss carry forward of $95.1 million for federal and state income taxes which expires by 2033.

Employees

As of September 30, 2014, Florida Bank employed 105 full-time employees and 7 part-time employees. The employees are not represented by a collective bargaining unit. Florida Bank considers relations with employees to be good.

Properties

The main office of Florida Bank is located at 201 N. Franklin Street, Suite 100, Tampa, Florida 33602. Florida Bank also has 13 branch offices located in Hillsborough, Pinellas, Duval, St. Johns, Manatee, and Leon Counties in Florida.

Legal Proceedings

Florida Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Florida Bank which, if determined adversely, would have a material adverse effect on Florida Bank’s financial position, liquidity, or results of operations.

Competition

Florida Bank encounters strong competition both in making loans and in attracting deposits. The increasing level of interstate banking has created a highly competitive environment for commercial banking. In one or more aspects of its business, Florida Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Florida Bank does not currently provide. In addition, many of Florida Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Florida Bank’s operations.

Management

Directors. The Board of Directors of Florida Bank Group is comprised of 10 individuals. Directors serve until the next annual meeting of shareholders, and until their respective successor has been duly elected and qualified. The following sets forth certain information regarding the directors of Florida Bank.

Name	Principal Occupation or Employment
Stanley Calderon	Chairman of Colonnade Advisors, LLC
Troy Fowler	Program Officer of Triad Foundation
Thomas E. Gibbs	Corporate Partner with the Smith Gambrell & Russell
Lewis S. Lee, Jr.	President of Estabrook Capital Management LLC
D. Scott Luttrell	CEO & Chief Investment Officer of LCM Group, Inc.
Susan Martinez	President & CEO of Florida Bank
Joseph Rothman	Retired
Robert Rothman	Chairman & CEO of Black Diamond Capital
Lisa Smithson	Managing Partner- LS & Company, a Tampa Bay based accounting firm
Charles B. Tomm	President & CEO of The Brumos Companies

Executive Officers. The following sets forth information regarding the executive officers of Florida Bank Group. The officers of Florida Bank Group serve at the pleasure of the Board of Directors.

Name	Principal Occupation and Business Experience During the Past Five Years
Kim P. Buchanan	EVP, Chief Operating Officer
John Garthwaite	EVP, Chief Credit Risk Officer, Treasurer
Gary Ward	EVP, Chief Administrative Officer, Chief Financial Officer
James Dugger	EVP, Chief Credit Officer
Maida Blanco	EVP, Retail, Professional & Business Banking Executive
Susan Martinez	President & CEO

Principal Holders of Florida Bank Group Common Stock

Directors and Officers. The following sets forth the beneficial ownership of Florida Bank Group’s outstanding shares of Class A common stock as of September 30, 2014 by Florida Bank Group’s directors, executive officers, and the directors and executive officers as a group:

Name of Individual	Amount and Nature of Beneficial Ownership	Percent of Class A
Directors:
Stanley Calderon	500	.02%
N. Troy Fowler (1)	11,326	.49%
Thomas E Gibbs (2)	52,628	2.30%
Lewis S. Lee Jr. (3)	17,001	.74%
D. Scott Luttrell (4)	159,623	6.97%
Susan Martinez	44,751	1.95%
Joseph Rothman (5)	45,008	1.96%
Robert Rothman (6)	601,188	26.24%
Lisa Smithson (7)	2,320	.10%
Charles B. Tomm (8)	4,867	.21%
Executive Officers:
Kim P. Buchanan	20,516	.90%
John R. Garthwaite	13,304	.58%
Gary Ward (9)	12,303	.54%
James Dugger	5,940	.26%
Maida Blanco	5,940	.26%
Susan Martinez	44,751	1.95%
All directors and executive officers as a group (15 persons)	997,215	43.53%

(1)	Includes 8,898 shares (.39%) held by N. Troy Fowler and 2,428 shares (.11%) held by N. Troy Fowler & Elizabeth P. Fowler JT TEN.
(2)	Includes 10,804 shares (.47%) held by MLPF&S Custodian FBO Thomas Gibbs IRA; 1,160 shares (.05%) held by Golden Rule FBGI LLC; and 40,664 shares (1.77%) held by Thomas E. Gibbs.
(3)	Includes 4,846 shares (.21%) held by Lewis E. Lee, Jr. and 12,155 shares (.53%) held by MLPF&S Custodian FBO Lewis Lee Jr. IRA. Does not include 2,264 shares held by spouse Alison J.H. Lee to which he disclaims beneficial ownership.
(4)	Includes 108,720 shares (4.75%) held by 118 Capital Fund Inc.; 30,764 shares (1.34%) held by D. Scott Luttrell Living Trust; 19,639 shares (.86%) held by LCM Group Inc.; and 500 shares (.02%) held by D. Scott Luttrell.
(5)	Includes 1,095 shares (.05%) held by Joseph Rothman and 43,913 shares (1.92%) held by Joseph G. Rothman and Patricia Rothman JT TEN.

(6)	Includes 500 shares (.02%) held by Robert Rothman and 510,975 shares (22.30%) held by Robert Rothman Rev. Trust, and 89,713 shares held by Robert Rothman 2006 GST Exempt Family Trust.
(7)	Includes 629 shares (.03%) held by Lisa Smithson and 1,691 shares (.07%) held by Lisa Smithson Rev. Family Trust.
(8)	Includes 2,913 shares (.13%) held by Charles B. Tomm and 1,954 shares (.09%) held by Charlie Tomm & Anita Des Tomm JT TEN.
(9)	Includes 12,303 shares (.54%) held by Gary Ward and 349 shares (.02%) held by Gary Ward and Sandra Pappas JT TEN.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation appearing in IBERIABANK Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, IBERIABANK Corporation’s independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock to be issued in the merger will be passed upon by Jones Walker LLP, special counsel to IBERIABANK Corporation. It is a condition to the merger that IBERIABANK Corporation and Florida Bank Group receive an opinion from Jones Walker LLP to the effect that, for United States federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the SEC a registration statement under the Securities Act that registers the shares of IBERIABANK Corporation common stock to be issued to Florida Bank Group shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of IBERIABANK Corporation and Florida Bank Group.

The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement–prospectus. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the SEC are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. We have included the web addresses of the Securities Exchange Commission and IBERIABANK Corporation as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation at the offices of the NASDAQ Global Select Market.

The SEC allows IBERIABANK Corporation to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Definitive Proxy Statement on Schedule 14A filed on April 7, 2014;

•	Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed on January 13, 2014, January 29, 2014, January 31, 2014, February 11, 2014, February 21, 2014, May 8, 2014, June 2, 2014, July 1, 2014, October 3, 2014, October 27, 2014, October 28, 2014, December 8, 2014 and December 9, 2014, except to the extent such information is deemed furnished; and

•	The description of IBERIABANK Corporation common stock set forth in the registration statement on Form 8-A filed on March 28, 1995, pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

In addition, IBERIABANK Corporation is incorporating by reference any documents it may file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, as amended, after the date of this document and prior to the date of the special meeting of Florida Bank Group shareholders, except to the extent such information is deemed furnished.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to IBERIABANK Corporation, and Florida Bank Group has supplied all information contained in this proxy statement/prospectus relating to Florida Bank Group.

Neither IBERIABANK Corporation nor Florida Bank Group has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation and Florida Bank Group; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of IBERIABANK Corporation or Florida Bank Group and other statements that are not historical facts; and

(d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither IBERIABANK Corporation or Florida Bank Group undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between

IBERIABANK CORPORATION

and

FLORIDA BANK GROUP, INC.

Dated as of October 2, 2014

i

(Continued)

(Continued)

INDEX OF DEFINED TERMS

Definition	Location

Action	3.9
Affiliate	8.3
Aggregate Option Payment	2.7(b)
Agreement	Preamble
Bank Subsidiary	1.1
BCL	1.1
BHC Act	8.3
Book-Entry Company Shares	2.3(b)
Business Day	8.3
Cash Price	2.2(a)
Certificate	2.3(a)
Certificate of Merger	1.3(a)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.3(c)(i)
Company Alternative Acquisition Agreement	5.3(a)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capital Stock	2.2(e)
Company Certificates	2.2(b)
Company Charter	3.1(b)
Company Common Stock	2.2(a)
Company Disclosure Letter	Article III
Company Equity Award Schedule	3.2(b)
Company Equity Plans	2.7(c)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Minority Interest Business	3.3
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Recommendation	3.4(b)
Company Registered IP	3.18(a)
Company Regulatory Agreement	3.10(c)
Company Shareholders Approval	3.4(a)
Company Shareholders Meeting	5.4(b)
Company Stock Option	2.7(b)
Company Stock Unit	2.7(c)
Company Superior Proposal	5.3(e)(ii)
Company Terminating Breach	7.1(c)(i)
Company Termination Fee	7.3(b)(ii)
Company Warrant	2.7(a)
Confidentiality Agreement	5.5(b)
Contract	8.3
control	8.3
Conversion Price Per Share	2.2(d)
Copyrights	8.3

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Derivative Transaction	3.22(b)
Dissenting Company Shares	2.6
Domain Names	8.3
Effective Time	1.3(b)
Environmental Law	3.13(b)
ERISA	3.11(a)
Exchange Act	8.3
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.2(a)
FDIC	8.3
Federal Reserve	8.3
FHLB	3.3
GAAP	3.6(b)
Governmental Entity	8.3
Hazardous Substance	3.13(c)
Indemnified Parties	5.9(a)
Insurance Amount	5.9(c)
Intellectual Property	8.3
Intentional Breach	8.3
IRS	8.3
IRS Guidelines	5.14(b)
IT Assets	8.3
Knowledge	8.3
Law	8.3
Liens	3.3
Liquidation Preference Per Share	2.2(d)
Loans	3.25(a)
Marks	8.3
Measurement Price	2.2(b)
Merger	1.1
Nasdaq	8.3
OFI	8.3
Option Payment	2.7(b)
Outside Date	7.1(b)(i)
Patents	8.3
PBGC	8.3
Permits	3.10
Permitted Liens	8.3
Person	8.3
Pool	3.25(f), 3.25(f)
Proxy Statement	3.5(b)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Bylaws	4.1(b)
Purchaser Capital Stock	2.1
Purchaser Charter	4.1(b)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Purchaser Common Stock	2.2(a)
Purchaser Disclosure Letter	Article IV
Purchaser Material Adverse Effect	8.3
Purchaser Material Contract	4.14(a)
Purchaser Plans	4.10(a)
Purchaser Preferred Stock	4.2(a), 2.1(c)
Purchaser Registered IP	4.17(a)
Purchaser SEC Documents	4.5(a)
Purchaser Terminating Breach	7.1(d)(i)
Registration Statement	3.5(b)
Representatives	8.3
Requisite Regulatory Approvals	5.6(b)
Sarbanes-Oxley Act	8.3
SEC	8.3
Securities Act	8.3
Share Issuance	Recitals
Significant Subsidiary	8.3
Subsidiary	8.3
Takeover Laws	3.19
Tax Returns	8.3
Taxes	8.3
Total Merger Consideration	8.3

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 2, 2014, among IBERIABANK Corporation, a Louisiana corporation (“Purchaser”), and Florida Bank Group, Inc., a Florida corporation (“Company”).

RECITALS

WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has (i) approved this Agreement and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (as defined in Section 1.1), and (ii) has approved the issuance of shares of Purchaser Common Stock (as defined in Section 2.1) in connection with the Merger (the “Share Issuance”), subject to the terms and conditions in this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of Company and its shareholders, (ii) authorized and approved the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Company;

WHEREAS, each of the parties intends that, for federal income tax purposes, the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Louisiana Business Corporation Law (“BCL”), at the Effective Time (as hereinafter defined), Company shall be merged with and into Purchaser (the “Merger”). Following the Merger, the separate corporate existence of Company shall cease, and Purchaser shall continue as the surviving corporation after the Merger. Simultaneously with the execution and delivery of this Agreement, Florida Bank (the “Bank Subsidiary”) will enter into an agreement with IBERIABANK, a Louisiana-chartered commercial bank (the “Purchaser Bank”) pursuant to which Bank Subsidiary will merge with and into Purchaser Bank (the “Bank Merger”). Following the Bank Merger, the separate existence of Bank Subsidiary shall cease, and Purchaser Bank shall continue as the surviving corporation after the Bank Merger. The parties intend that the Bank Merger will become effective immediately following the Effective Time or at such other time as Purchaser shall determine in its sole discretion.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place on a mutually agreed upon Business Day as soon as practicable after the date on which the last condition to Closing is satisfied. In no event shall the Closing occur after the first day of the calendar month following the month subsequent to the month in which occurred the later of (i) receipt of all Requisite Regulatory Approvals of the Merger and the expiration of all required waiting periods, or (ii) shareholder approval of this Agreement at the Company Shareholders Meeting to be held pursuant to Section 5.4(b) of this Agreement, or such other date as the parties hereto may mutually agree. If all conditions in Article VI hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VI as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Article VI shall be delivered, (iii) the appropriate officers of the parties shall execute, deliver and acknowledge this Agreement, and (iv) the parties shall take such further action, including (without limitation) filing the Certificate of Merger, as are required to consummate the transactions contemplated by this Agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) If on any date established for the Closing all conditions in Section VI hereof have not been satisfied or waived by each party entitled to grant such waiver, then either party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) Business Days, as the declaring party shall select, but no such delay shall extend beyond the last date set forth in Section 7.1(b)(i) and no such delay shall interfere with the right of either party to declare a termination pursuant to Section 7.1(b)(i). The Closing shall take place telephonically, electronically or at the office of Purchaser set forth in Section 8.2.

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by taking the following actions:

(a) Company and Purchaser shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Louisiana, executed in accordance with the relevant provisions of the BCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the BCL.

(b) The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Louisiana, or such later time as may be agreed in writing by Purchaser and Company and specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the BCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in Purchaser, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Purchaser.

Section 1.5 Articles of Incorporation; Bylaws.

(a) The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the directors of Purchaser following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

2

Section 1.7 Officers. The officers of Purchaser immediately prior to the Effective Time shall be the officers following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.

Section 1.8 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser and Company may agree at any time to change the method of effecting the business combination contemplated by this Agreement if and to the extent that they deem such a change to be desirable; provided, that (A) any such change shall not affect the United States federal income tax consequences of the Merger to holders of Company Common Stock, and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Capital Stock pursuant to this Agreement or (ii) impede or delay consummation of the Merger. In the event Purchaser and Company elect to make such a change, the parties agree to execute appropriate documents to effect the change.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES

Section 2.1 Purchaser Capital Stock. Each share of capital stock of Purchaser (the “Purchaser Capital Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding after, and shall be unaffected by, the Merger.

Section 2.2 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or the holders of any shares of capital stock of Company or Purchaser:

(a) Each share of Company Class A Common Stock, par value $0.01 per share, and Company Class B Common Stock, par value $0.01 per share, including shares of Company Class A Common Stock and shares of Company Class B Common Stock to be issued at the Effective Time to the holders of Company Preferred Stock (collectively, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) any Dissenting Company Shares (as hereinafter defined) and (ii) any shares of Company Common Stock to be canceled in accordance with Section 2.2(e)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article II, (i) 0.149 of a share (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Purchaser (the “Purchaser Common Stock”), (ii) $7.81 per share in cash (the “Cash Price”), subject to paragraph (c) of Section 2.2 and in all cases subject to payment of cash in lieu of fractional shares of Purchaser Common Stock as provided in Section 2.4.

(b) As used in this Agreement, the term “Measurement Price” means the arithmetic mean of the daily weighted average trading prices of Purchaser Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR using reported trading prices between the hours of 9:30 AM Eastern Time and 4:00 PM Eastern Time) on each of the fifteen (15) trading days ending one (1) Business Day prior to the Effective Time. The Exchange Ratio is subject to possible further adjustment as set forth below:

(i) if the Measurement Price is greater than $76.83 per share, then the Exchange Ratio shall be adjusted to equal the quotient (to the nearest thousandth of a share) obtained by dividing $11.45 by the Measurement Price; or

(ii) if the Measurement Price is less than $56.79 per share, then the Exchange Ratio shall be adjusted to equal the quotient (to the nearest thousandth of a share) obtained by dividing $8.46 by the Measurement Price.

(c) Notwithstanding Section 2.2(a) hereof, the Total Merger Consideration shall consist of cash and shares of Purchaser Common Stock; provided, that (A) at least 50% of the Total Merger Consideration shall be

3

paid in the form of Purchaser Common Stock and (B) no more than 50% of the Total Merger Consideration (which includes cash paid to holders of Company Stock Options and the aggregate Cash Price paid to all holders of Company Common Stock pro rata) shall be paid in the form of cash.

(d) Immediately prior to or at the Effective Time, each share of Company Series D Preferred Stock and Company Series E Preferred Stock shall convert into a number of shares of Company Class A Common Stock and Company Class B Common Stock, respectively, equal to, in each case, the quotient obtained by dividing the Liquidation Preference Per Share of Company Preferred Stock ($310.00) by the Conversion Price Per Share of Company Preferred Stock ($10.00).

(e) Each share of Company Common Stock or Company Preferred Stock (together, the “Company Capital Stock”) owned or held by Company or Purchaser or any of their respective wholly owned Subsidiaries at the Effective Time (other than shares held in trust accounts or otherwise held in a bona fide fiduciary or agency capacity that are beneficially owned by third parties not affiliated with Company or Purchaser and shares held, directly or indirectly, by Company or Purchaser or any of their respective Subsidiaries and acquired upon exercise of rights in respect of debt arrangements previously made in good faith and in effect prior to the date hereof) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Purchaser shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio and the Cash Price shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this Section 2.2(f) shall be construed to permit Company or Purchaser to take any action with respect to their respective securities that is prohibited by the terms of this Agreement.

Section 2.3 Exchange and Payment for Company Capital Stock.

(a) At or promptly after the Effective Time, Purchaser shall deposit (or cause to be deposited) with an exchange agent designated by Purchaser and reasonably acceptable to Company (the “Exchange Agent”) evidence of shares in book-entry form (or stock certificates (a “Certificate”) at Purchaser’s option) representing the aggregate number of shares of Purchaser Capital Stock into which shares of Company Capital Stock have been converted in accordance with Section 2.2, plus the Aggregate Cash Amount, plus cash in lieu of fractional shares in accordance with Section 2.4. In addition, Purchaser shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.5. All shares of Purchaser Capital Stock and dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.2, 2.4 or 2.5, except as provided in this Agreement.

(b) As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), Purchaser shall cause the Exchange Agent to mail or deliver to each holder of record of (i) an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (“Company Certificates”) or (ii) uncertificated shares of Company Capital Stock represented by book-entry (“Book-Entry Company Shares”) which, in each case, were converted into the right to receive the Purchaser Common Stock and the Cash Price with respect thereto pursuant to Section 2.2, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates or Book-Entry Company Shares held by such Person shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such

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other provisions as Purchaser or the Exchange Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Company Certificates or Book-Entry Company Shares in exchange for the Purchaser Common Stock and the Cash Price payable with respect thereto pursuant to Section 2.2. Upon surrender of a Company Certificate or Book-Entry Company Share to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Company Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Purchaser Common Stock and the Cash Price for each share of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share (subject to deduction for any required withholding Tax), and such Company Certificate or Book-Entry Company Share shall forthwith be canceled. No interest shall be paid or shall accrue on any Purchaser Common Stock and the Cash Price payable upon surrender of any Company Certificate or Book-Entry Company Share. In the event that any Purchaser Common Stock and the Cash Price is to be paid to a Person other than the Person in whose name any Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, that the signatures on such Company Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Purchaser and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Company Certificate or Book-Entry Company Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Purchaser Common Stock and the Cash Price payable in respect of shares of Company Capital Stock theretofore represented by such Company Certificate or Book-Entry Company Shares, as applicable, pursuant to Section 2.2, without any interest thereon.

(c) All shares of Purchaser Capital Stock issued, including any cash paid in lieu of fractional shares, upon the surrender for exchange of Company Certificates or Book-Entry Company Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock formerly represented by such Company Certificates or Book-Entry Company Shares. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of Purchaser of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to Purchaser or the Exchange Agent for transfer or transfer is sought for Book-Entry Company Shares, such Company Certificates or Book-Entry Company Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Company Shares. To the extent permitted by Law, the former Company shareholders shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Capital Stock into which their respective shares of Company Capital Stock are converted, regardless of whether such holders have exchanged their Company Certificates for certificates representing Purchaser Capital Stock in accordance with the provisions of this Section 2.2, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Company Certificate or Book-Entry Company Shares for exchange as provided in this Section 2.3.

(d) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser; provided, that no such investment or losses thereon shall affect the Purchaser Common Stock and the Cash Price or any cash in lieu of fractional shares payable to holders of Company Certificates or Book-Entry Company Shares entitled to receive such consideration, and Purchaser shall promptly provide additional funds to the Exchange Agent for the benefit of holders of Company Certificates and Book-Entry Company Shares in the amount of any such losses to the extent necessary for payment of the Purchaser Common Stock and the Cash Price. Any interest or other income resulting from such investments shall be paid to Purchaser or as directed by Purchaser.

(e) Any portion of the Exchange Fund (and any income earned thereon) that remains unclaimed by the holders of Company Certificates or Book-Entry Company Shares for nine (9) months after the Effective Time shall, to the extent permitted by applicable Law, be paid to Purchaser or as directed by Purchaser, and any holders of

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Company Certificates or Book-Entry Company Shares who have not theretofore complied with this Article II shall thereafter look only to Purchaser (subject to abandoned property, escheat or other similar Laws) for payment of the Purchaser Common Stock and the Cash Price with respect to shares of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share, in each case without interest thereon.

(f) None of Purchaser, Company, or the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Purchaser Capital Stock, any dividends or distributions with respect thereto, or any cash in lieu of fractional shares, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Purchaser, of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Exchange Agent, the posting by such Person of a bond in such amount as Purchaser or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or Purchaser with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the Purchaser Common Stock and the Cash Price payable in respect thereof pursuant to this Agreement.

(h) Each of Purchaser and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Capital Stock or otherwise pursuant to this Agreement such amounts as Purchaser or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid over to the appropriate taxing authority by Purchaser or the Exchange Agent and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, (i) each holder that is to receive a distribution pursuant to this Agreement will have the sole and exclusive responsibility for the satisfaction and payment of any such withholding Tax obligations imposed on Purchaser by any Governmental Entity on account of such distribution and (ii) no distribution will be made to or on behalf of such holder pursuant to this Agreement unless and until such holder has made arrangements satisfactory to the Purchaser and the Exchange Agent for the payment and satisfaction of such withholding Tax obligations.

Section 2.4 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Purchaser Common Stock will be issued pursuant to the Merger. Instead, Purchaser will pay or cause to be paid to the holder of any shares of Company Common Stock that would, pursuant to this Article II, otherwise be entitled to receive fractional shares of Purchaser Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Purchaser Common Stock) and (y) the Measurement Price.

Section 2.5 Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Purchaser Capital Stock issuable with respect to shares of Company Capital Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Certificates or Book-Entry Company Shares until those Company Certificates or Book-Entry Company Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the shares of Purchaser Capital Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time but with a payment date subsequent to surrender.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any

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holder who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to Sections 607.1301-607.1333 of the FBCA (“Dissenting Company Shares”) shall not be converted into the right to receive the Purchaser Common Stock and the Cash Price, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the FBCA. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Purchaser Common Stock and the Cash Price in accordance with Section 2.2. Company shall serve prompt notice to Purchaser of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by Company relating to rights to appraisal, and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

Section 2.7 Treatment of Company Warrants, Company Stock Options and Other Equity-Based Awards of Company.

(a) The warrant issued by Company on August 14, 2013 to Endicott Opportunity Partners III, L.P. in connection with the issuance of the Company Series D Preferred Stock and Company Series E Preferred Stock (the “Company Warrant”) shall, on or prior to the Effective Time, have been exercised by the holder thereof or will terminate.

(b) At the Effective Time, each option (each, a “Company Stock Option”) to purchase shares of Company Common Stock granted under the Florida Bank Group, Inc. Stock Option Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a cash payment by Company (subject to required tax withholdings) in an amount equal to (a) $7.81, plus (b) the difference between (i) the product of the Exchange Ratio (as may be adjusted) and the Measurement Price, and (ii) the $7.74 exercise price per share (the “Option Payment”). Prior to the receipt of the Option Payment and at the Effective Time, each holder of a Company Stock Option shall execute a cancellation agreement, in a form reasonably acceptable to Purchaser and Company. Immediately prior to the Effective Time, Company shall deliver the Option Payment to the holders of Company Stock Options. The Aggregate Option Payment equals the sum of all Option Payments to holders of Company Stock Options.

(c) At the Effective Time, each award of restricted stock granted under the Company’s 2010 Restricted Stock Plan and the 2013 Incentive Plan (collectively, the “Restricted Stock Plan”, and together with the Florida Bank Group, Inc. Stock Option Plan, the “Company Equity Plans”), whether time-vesting or performance-based (each, a “Company Stock Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall vest at the Effective Time and holders of restricted stock issued under the Restricted Stock Plan shall be entitled to receive the consideration set forth in Section 2.2 of this Agreement.

(d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.7, including accrual of an amount in cash sufficient to effect the necessary cash payment.

(e) Prior to the Effective Time, Company shall deliver all required notices (which notices shall have been approved by Purchaser, in its reasonable discretion) to each holder of Company Stock Options or Company Stock Awards setting forth each holder’s or participant’s rights pursuant to the applicable Company plan and stating that such Company Stock Options or Company Stock Awards shall be treated in the manner set forth in this Section 2.7.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure letter delivered by Company to Purchaser prior to the execution of this Agreement (the “Company Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, that disclosure in any section of the Company Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect), Company represents and warrants to Purchaser as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect.

(b) Company has previously made available to Purchaser true and complete copies of Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any provision of the Company Charter or Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Company consists of 7,000,000 shares of Company Class A Common Stock, 1,000,000 shares of Company Class B Common Stock and 5,000,000 shares of preferred stock, $0.01 par value (the “Company Preferred Stock”), of which 80,000 shares of Company Preferred Stock were designated as 8% Series D Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock the (“Company Series D Preferred Stock”) and 8% Series E Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (the “Company Series E Preferred Stock”). As of the close of business on September 30, 2014, (i) 2,471,745 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 126 shares of Company Common Stock were held by Company in its treasury, (iii) 71,888.485 shares of Company Series D Preferred Stock were issued and outstanding, (iv) 8,111.515 shares of Company Series E Preferred Stock were issued and outstanding, (v) 0 shares of Company Preferred Stock were held by Company in its treasury, (vi) 100,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrant, and (vii) 396,000 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which 374,400 shares were subject to outstanding Company Stock Options and 93,597 shares were subject to outstanding Company Stock Awards). All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clauses (vi) and

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(vii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar antidilution rights. No shares of capital stock of Company are owned by any Subsidiary of Company. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Company or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in this Section 3.2(a), the Company Stock Options and Company Stock Awards set forth in Section 3.2(b) of the Company Disclosure Letter, and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Company, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C) or (E) obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party or on file with Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Company or any of its Subsidiaries. Except as set forth on Section 3.2(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of October 2, 2014, of all holders of (i) outstanding Company Stock Options, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, and (ii) outstanding Company Stock Awards, indicating, with respect to each holder, the number of Company Stock Awards held by such holder, the number of shares of Company Common Stock underlying such Company Stock Awards, the name of the plan under which such Company Stock Awards were granted, the date of grant, vesting schedule, expiration thereof, and identification of any such holders that are not current or former employees, directors or officers of Company (the “Company Equity Award Schedule”). Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option and within the meaning of Section 409A of the Code and associated Treasury Department guidance. Company has made available to Purchaser true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Options or Company Stock Unit grants.

(c) Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of (a) each Subsidiary of Company, including its jurisdiction of incorporation or formation, and (b) each other Person that is not a Subsidiary but in which Company holds, directly or indirectly, a 5% or greater equity interest (each, a “Company Minority Interest Business”), and the percentage of Company’s equity interest in such Company Minority Interest Business relative to all outstanding equity interests (on a fully diluted

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basis). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other equity or voting interests of each Subsidiary and each Company Minority Interest Business that are owned, directly or indirectly, by Company or a Subsidiary thereof are free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. Except for (x) the capital stock of, or other equity or voting interests in, its Subsidiaries and (y) its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any 5% or greater equity, membership interest, partnership interest, joint venture interest in any Person, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. In the case of the Company, except for its ownership of the Bank Subsidiary, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of the Bank Subsidiary are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. The Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Atlanta.

Section 3.4 Authority.

(a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Approval and Company Shareholder Approval (as hereinafter defined), to consummate, and cause its Bank Subsidiary to consummate, the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject (i) in the case of the consummation of the Merger and assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, to the adoption and approval of this Agreement by the holders of at least a majority of the shares of Company Common Stock outstanding and entitled to vote at the Company Shareholder Meeting, and (ii) in the case of conversion of outstanding shares of the Company Series D Preferred Stock and the Company Series E Preferred Stock to Company Common Stock, to approval of such conversions by the holders of at least a majority of the then outstanding shares of each of the Company Series D Preferred Stock and the Company Series E Preferred Stock (such approvals of the Merger and the conversions, hereinafter referred to as the “Company Shareholder Approval”), and to the filing of the Certificate of Merger with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Company and its shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of Company at the Company Shareholder Meeting for adoption and approval and (iv) recommending that Company’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.

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(c) Assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, the Company Shareholder Approval is the only vote of the holders of any class or series of Company’s capital stock or other securities required in connection with the consummation of the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Company do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter or Company Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Company, (ii) except as set forth in Section 3.5(a) of Company Disclosure Letter, any Company Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of any self-regulatory authority applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Company Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) a registration statement on Form S-4 prepared in connection with the issuance of Purchaser Common Stock in the Merger and related transactions (as amended or supplemented from time to time, the “Registration Statement”) pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (ii) a proxy statement relating to the approval of this Agreement by Company’s shareholders (the “Proxy Statement”) pursuant to the Exchange Act, and (iii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions, (F) filings of applications or notices with state insurance authorities or with the United States Department of Justice, and (G) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date hereof, Company knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 3.5(b) should not be obtained on a timely basis.

Section 3.6 Financial Statements; Reports.

(a) The financial statements (including the related notes thereto) comply as to form in all material respects with applicable accounting requirements and, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial

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position of Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP.

(b) Neither Company nor any of its Subsidiaries has, and since December 31, 2013, neither Company nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.1), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Company and its Subsidiaries as of June 30, 2014, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2014, (iii) for liabilities and obligations that are not material to Company and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement. Section 3.6(b) of Company Disclosure Letter sets forth any Company liability in excess of $50,000 as of July 31, 2014.

(c) The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has implemented and maintains disclosure controls and procedures effective to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Company by others within those entities to allow timely decisions regarding required disclosure.

(e) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Company or any of its Subsidiaries.

(f) Except as set forth on Section 3.6(f) of Company Disclosure Letter, since December 31, 2012, (A) neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any of Company’s directors or officers.

Section 3.7 Certain Information. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed

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with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the time it is first mailed to Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Purchaser or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2012: (a) Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and none of them has taken any action that would have been prohibited by Section 5.1 if taken after the date hereof; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article III or otherwise), has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Litigation. Except as set forth on Section 3.9 of Company Disclosure Letter, Section 3.9 there is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such (and Company is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had, or would reasonably be expected not to have a Company Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10 Compliance with Laws.

(a) Company and each of its Subsidiaries are and, at all times since December 31, 2012, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Company Material Adverse Effect. Company and each of its Subsidiaries have in effect, and have at all times held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Company’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Company is duly registered with the Federal Reserve as a bank holding company under the BHC Act. The deposit accounts of Company’s subsidiary state-chartered commercial bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

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(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, since December 31, 2012, neither Company nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Company or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Company or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Company’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Company Regulatory Agreement”), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither Company nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Company nor any of its Subsidiaries is currently party to or subject to any Company Regulatory Agreement.

(d) Neither Company nor any of its Subsidiaries (nor, to the knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(e) Company and Subsidiaries have at all times complied with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

Section 3.11 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of Company or its Subsidiaries has any present or future right to benefits or under which the Company or its Subsidiaries has any present or future liability are referred to herein as the “Company Plans.” Each material Company Plan is identified on Section 3.11(a) of the Company Disclosure Letter.

(b) With respect to each material Company Plan, Company has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, (iv) any other written communications (or a description of any oral communications) by the Company or its Subsidiaries to employees of the Company or its Subsidiaries, including concerning the extent of any post-retirement medical or life insurance benefits provided under a Company Plan, and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

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(c) With respect to each Company Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.11, individually or in the aggregate, have not had a Company Material Adverse Effect:

(i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Company, nothing has occurred, whether by action or failure to act, since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or threatened relating to Company Plans, any fiduciaries thereof with respect to their duties to Company Plans or the assets of any of the trusts under any Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions. No written or oral communication has been received from the PBGC in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and

(iv) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability; no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code); and no “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) or failure to timely satisfy any “minimum funding standard” (within the meaning of Section 302 of ERISA or Sections 412 or 430 of the Code), in each case whether or not waived, has occurred with respect to any Company Plan.

(d) (i) Each Company Plan pursuant to which the Company or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of the Company or any of its Subsidiaries (except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required by applicable Law) (“Retiree Medical Benefits”) is identified in Section 3.11(d) of the Company Disclosure Letter, and (ii) the provisions of each Company Plan so identified which provide Retiree Medical Benefits may be terminated at any time by the Company or its Subsidiaries without liability to the Company or its Subsidiaries.

(e) Except as set forth on Schedule 3.11(e) of Company Disclosure Letter, neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend, or terminate any of the Company Plans, (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (E) result in the payment of payments which would not be deductible under Section 280G of the Code.

Section 3.12 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Company, threat thereof, by or with respect to any

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employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Company and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Company’s or any of its Subsidiaries’ business. No proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the knowledge of Company, no such investigation is in progress.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect: (i) neither Company’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither Company nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Company or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; (v) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Company or any of its Subsidiaries holds a Lien violates or violated any

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Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

Section 3.14 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid. Except as disclosed in Section 3.14(a) of the Company Disclosure Letter, no deficiency for any material amount of Tax has been asserted, assessed or threatened by a Governmental Entity (whether orally or in writing) against Company or any of its Subsidiaries that has not been satisfied by payment, settled without payment due or withdrawn. There are no Liens for Taxes on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent Company SEC Documents in accordance with GAAP. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common Purchaser of which is Company or any of its Subsidiaries).

(b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).

(c) Except as set forth on Section 3.14(c) of Company Disclosure Letter, as of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Company, threatened in writing against or with respect to Company or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Neither Company nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Company is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

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(e) Except as set forth on Section 3.14(e) of Company Disclosure Letter, neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to an additional Tax under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(g) Neither Company nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

(h) No written claim has ever been made by any Governmental Entity that Company or any of its Subsidiaries (or the income or assets of Company or any of its Subsidiaries) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of Company or any of its Subsidiaries (or its income or assets).

(i) Neither Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(j) Neither Company nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter lists each of the following types of Contracts to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Company on a Current Report on Form 8-K;

(ii) any Contract that contains any noncompetition or exclusive dealing agreements or other agreement or obligation that purports to materially limit or restrict in any respect the ability of Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Purchaser or any of their Subsidiaries) to compete in any line of business or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

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(iv) any Contract relating to the borrowing of money by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation of a third party (other than deposit liabilities and Federal Home Loan Bank borrowings, Contracts pertaining to fully-secured repurchase agreements and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $100,000 per year (other than pursuant to Loans (as defined in Section 3.25) originated or purchased by Company and its Subsidiaries in the ordinary course of business consistent with past practice);

(vi) any Contract with respect to the employment or compensation of any officers, employees, consultants or directors;

(vii) any Contract containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Company or its subsidiaries) that is material to the Company or its Subsidiaries;

(viii) any Contract relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties or which limits payments of dividends; and

(ix) any Contract which limits the right to use or grant any third party the right to use the name “Florida Bank Group, Inc.” or “Florida Bank” or any variant thereof.

Each Contract of the type described in clauses (i) through (ix) is referred to herein as a “Company Material Contract.”

(b) (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Company Material Adverse Effect; and (ii) there is no default under any Company Material Contract by Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto under any such Company Material Contract, nor has Company or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Company Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Company Material Adverse Effect. Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

Section 3.16 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Company or its Subsidiaries are in full force and effect and are disclosed on Section 3.16 of Company Disclosure Letter, Company and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Real and Personal Property.

(a) Company and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other

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standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair.

(b) The Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens).

(c) Each of Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Company Material Adverse Effect. Section 3.17(c) of Disclosure Letter sets forth all material losses of Company as of the date hereof.

This Section 3.17 does not relate to Intellectual Property, which is the subject of Section 3.18.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries or used in the businesses of Company or any of its Subsidiaries (collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, (i) all Company Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Company, valid and enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

(b) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, Company or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Company or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Company Registered IP and all other Intellectual Property that is material to the businesses of Company or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Company or a Subsidiary thereof pursuant to an existing license agreement and used by Company or such Subsidiary within the scope of such license.

(c) Each of Company and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Company, none of the activities or operations of Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Company Material Adverse Effect. To Company’s knowledge, no third party is misappropriating, infringing, or diluting in

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any material respect any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries. To Company’s knowledge, no Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries.

(e) To the knowledge of Company, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Company in connection with its business, and no IT Assets that are material to the business of Company or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Company and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice. To the knowledge of Company, no person has gained unauthorized access to the IT Assets.

Section 3.19 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Sections 607.0901 and 607.0902 of the FBCA (collectively, “Takeover Laws”), and the provisions of the Company Charter. Neither Company nor any of its Subsidiaries is a holder of “interested shares” (within the meaning of Section 607.0902 of the FBCA of Purchaser or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Purchaser entitled to vote in the election of Purchaser’s directors.

Section 3.20 Brokers. No broker, investment banker, financial advisor or other Person, other than Sandler O’Neill + Partners, L.P., the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates. True, correct and complete copies of all agreements with Sandler O’Neill + Partners, L.P. relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. Company has received the opinion of Sandler O’Neill + Partners, L.P., dated the date of this Agreement, to the effect that, as of such date, the Total Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Purchaser or any of its Affiliates). Such opinion has not been amended or rescinded as of the date of this Agreement. As promptly as practicable following the execution of this Agreement, Company shall deliver to Purchaser a signed true and complete copy of such opinion (solely for informational purposes).

Section 3.22 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (1) officer or director of Company or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Company, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Company, on the other hand, except those of a type available to employees of Company generally.

Section 3.23 Derivative Instruments and Transactions.

(a) All Derivative Transactions, whether entered into for Company’s own account, or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business

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consistent with past practice and in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Company nor its Subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 3.24 Trust Business. Each of Company and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations. Neither Company nor its Subsidiaries have, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account. The accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.25 Loan Matters.

(a) (A) Section 3.25(a) of the Company Disclosure Letter sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (C) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 3.25(d) of the Company Disclosure Letter identifies (A) each Loan that as of June 30, 2014 (i) was contractually past due 90 days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,”

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“concerned loans,” “watch list” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith, or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of Company or any of its Subsidiaries that as of June 30, 2014 was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.25(d) of the Company Disclosure Letter sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of date.

(e) Each outstanding Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects.

(f) To the knowledge of Company, each Loan included in a pool of Loans originated, acquired or serviced by Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

Section 3.26 Community Reinvestment Act Compliance. Bank Subsidiary is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.

Section 3.27 No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Purchaser, Purchaser or any of their Affiliates or Representatives with respect to (i) except for the representations and warranties made by Company in this Article III, any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser, Purchaser or any of their Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Purchaser, Purchaser or any other Person has made or is making any representations or warranties relating to Purchaser or Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in

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Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser or Purchaser furnished or made available to Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except (i) as disclosed in the disclosure letter delivered by Purchaser to Company prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Purchaser’s covenants contained herein, provided, that disclosure in any section of the Purchaser Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement; and provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Purchaser Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Purchaser Material Adverse Effect) or (ii) as disclosed in any Purchaser SEC Document publicly available prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Purchaser SEC Documents shall be deemed disclosed with respect to any Section of this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Purchaser represents and warrants to Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Purchaser (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(b) Purchaser has previously made available to Company true and complete copies of Purchaser’s articles of incorporation (the “Purchaser Charter”) and bylaws (the “Purchaser Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of Purchaser and each of Purchaser’s Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither Purchaser nor any of its Significant Subsidiaries is in violation of any material provision of the Purchaser Charter or Purchaser Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable, and Purchaser is not in violation of any material provision of its articles of incorporation or bylaws.

Section 4.2 Capital Stock.

As of the date hereof, the authorized capital stock of Purchaser consists of 50,000,000 shares of Purchaser Common Stock and 5,000,000 shares of serial preferred stock, par value $1.00 per share (the “Purchaser Preferred Stock”). As of the close of business on September 30, 2014, (i) 33,440,859 shares of Purchaser Common Stock (excluding treasury shares) were issued and outstanding, (ii) 1,822,042 shares of Purchaser Common Stock were held by Purchaser in its treasury, (iii) no shares of Purchaser Preferred Stock were issued and outstanding or held by

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Purchaser in its treasury, and (iv) 1,879,767 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser Equity Plans (of which 882,811 shares were subject to outstanding Purchaser Stock Options and 518,980 shares were subject to outstanding Purchaser Stock Awards). All the outstanding shares of capital stock of Purchaser are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. Except as provided in Louisiana Revised Statute 6:262, all of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Purchaser, free and clear of all Liens other than restrictions on transfer under applicable securities Laws. As of the date of this Agreement, except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party or on file with Purchaser with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Purchaser or any of its Subsidiaries. The shares of Purchaser Capital Stock to be issued in the Merger will be duly authorized by all necessary corporate action on the part of Purchaser and, when issued in accordance with the terms hereof, will be validly issued, fully paid, non-assessable and free of preemptive or similar antidilution rights.

Section 4.3 Authority.

(a) Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Shareholder Approvals (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby, assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, subject to filing the Certificate of Merger with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Purchaser Board, at a meeting duly called and held, duly adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, no vote of the shareholders of Purchaser or the holders of any other securities of Purchaser (equity or otherwise) is required by any applicable Law, the Purchaser Charter or the Purchaser Bylaws to consummate the transactions contemplated hereby.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Purchaser with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Purchaser or any of its Subsidiaries under, any provision of (i) the Purchaser Charter or Purchaser Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of Purchaser or any other Subsidiary of Purchaser, (ii) any Purchaser Material Contract to which Purchaser or any of its Subsidiaries is a party or by which

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Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of any self-regulatory authority applicable to Purchaser or any of its Subsidiaries or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Purchaser Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) the Registration Statement pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act and (ii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions and (F) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. As of the date hereof, Purchaser knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 4.4(b) should not be obtained on a timely basis.

Section 4.5 SEC Reports; Financial Statements.

(a) Purchaser and its Subsidiaries have filed or furnished on a timely basis with the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC, with the SEC since December 31, 2012 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Purchaser SEC Document has been amended by a subsequently filed Purchaser SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) Neither Purchaser nor any of its Subsidiaries has, and since December 31, 2012, neither Purchaser nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.2), any liabilities or obligations,

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whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Purchaser and its Subsidiaries as of December 31, 2012 included in the Purchaser SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) for liabilities and obligations that are not material to Purchaser and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.

(d) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Purchaser by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Purchaser SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s outside auditors and the audit committee of the Purchaser Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Purchaser’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(e) Purchaser and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with the Federal Reserve, the OFI and the FDIC, and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by either the Federal Reserve, the OFI or the FDIC with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by such regulators of, Purchaser or any of its Subsidiaries.

Section 4.6 Certain Information. None of the information supplied or to be supplied by Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, provided, that no representation or warranty is made by Purchaser with respect to information supplied in writing by Company or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2012: (a) Purchaser and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of Article IV or otherwise), has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.8 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries, any of their

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respective properties or assets, or any present or former officer, director or employee of Purchaser or any of its Subsidiaries in such individual’s capacity as such (and Purchaser is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.

Section 4.9 Compliance with Laws.

(a) Purchaser and each of its Subsidiaries are and, at all times since December 31, 2012, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser and each of its Subsidiaries have in effect, and have at all times held, all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Purchaser’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Purchaser is duly registered with the Federal Reserve as a bank holding company under the BHC Act and is qualified with the Federal Reserve as a financial holding company. The deposit accounts of each Purchaser Subsidiary that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(c) Since December 31, 2012, neither Purchaser nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Purchaser or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Purchaser or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Purchaser’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting FDIC insurance coverage, and neither Purchaser nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission.

Section 4.10 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA under which any employee, former employee, director, officer, independent contractor or consultant of Purchaser or its Subsidiaries has any present or future right to benefits or Purchaser or its Subsidiaries has any present or future liability are referred to herein as the “Purchaser Plans.”

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(b) With respect to each material Purchaser Plan, to the extent requested by Company, Purchaser has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Purchaser Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 4.10, individually or in the aggregate, have not had a Purchaser Material Adverse Effect:

(i) each Purchaser Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and all contributions required to be made under the terms of any Purchaser Plan have been timely made;

(ii) each Purchaser Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Purchaser, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Purchaser Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter Purchaser is permitted to rely; and

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Purchaser, threatened, relating to Purchaser Plans, any fiduciaries thereof with respect to their duties to Purchaser Plans or the assets of any of the trusts under any Purchaser Plans (other than routine claims for benefits) nor, to the knowledge of Purchaser, are there facts or circumstances that exist that could reasonably give rise to any such Actions.

Section 4.11 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Purchaser or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Purchaser, threat thereof, by or with respect to any employees of Purchaser or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Purchaser, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Purchaser and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Purchaser’s or any of its Subsidiaries’ business. No proceeding asserting that Purchaser or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Purchaser or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Purchaser, threatened with respect to Purchaser or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Purchaser nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Purchaser, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Purchaser or any of its Subsidiaries and, to the knowledge of Purchaser, no such investigation is in progress.

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Section 4.12 Environmental Matters. Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, to the knowledge of Purchaser: (i) neither Purchaser’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Purchaser or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither Purchaser nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Purchaser or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Purchaser or any of its Subsidiaries or as a result of any operations or activities of Purchaser or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Purchaser or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Purchaser, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Purchaser or any of its Subsidiaries under any Environmental Law; (v) neither Purchaser, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Purchaser’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Purchaser or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

Section 4.13 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Purchaser or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Purchaser or its Subsidiaries have been paid or will be timely paid. Except as set forth on Section 4.13(a) of Purchaser Disclosure Letter, no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Purchaser or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax Liens on the assets of Purchaser or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Purchaser or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Purchaser or its Subsidiaries (or any other corporation merged into or consolidated with Purchaser) have been, in all material respects, properly accrued on the most recent Purchaser SEC Documents in accordance with GAAP. None of Purchaser or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is Purchaser or any of its Subsidiaries).

(b) Purchaser and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441,

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1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws.

(c) Except as set forth on Section 4.13(c) of Purchaser Disclosure Letter, as of the date of this Agreement, there are no proceedings now pending, or to the knowledge of Purchaser, threatened in writing against or with respect to Purchaser or any of its Subsidiaries with respect to any material Tax.

(d) Neither Purchaser nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Purchaser is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Neither Purchaser nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(f) Neither Purchaser nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

Section 4.14 Contracts.

(a) Purchaser has filed all Contracts that would be required to be filed by Purchaser as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Purchaser on a Current Report on Form 8-K as of the date hereof.

Each Contract of the type described in Section 4.14(a) is referred to herein as an “Purchaser Material Contract.”

(b) (i) Each Purchaser Material Contract is valid and binding on Purchaser and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Purchaser, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Purchaser Material Adverse Effect; and (ii) there is no default under any Purchaser Material Contract by Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto under any such Purchaser Material Contract, nor has Purchaser or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Purchaser Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser has made available to Company true and complete copies of all Purchaser Material Contracts, including any amendments thereto.

Section 4.15 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Purchaser or its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

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Section 4.16 Real and Personal Property.

(a) Purchaser or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens.

(b) Each of Purchaser and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.

This Section 4.16 does not relate to Intellectual Property, which is the subject of Section 4.17.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Purchaser Disclosure Letter sets forth, as of the date hereof, a true and complete list of all federally registered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Purchaser or any of its Subsidiaries or used in the businesses of Purchaser or any of its Subsidiaries, other than Marks, Patents and registered Copyrights owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement (collectively, “Purchaser Registered IP”). Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, (i) all Purchaser Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Purchaser, valid and enforceable and (ii) no Purchaser Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Purchaser, no such action is or has been threatened with respect to any of Purchaser Registered IP.

(b) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, Purchaser or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Purchaser or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Purchaser Registered IP and all other Intellectual Property that is material to the businesses of Purchaser or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement and used by Purchaser or such Subsidiary within the scope of such license.

(c) Each of Purchaser and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Purchaser or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Purchaser, none of the activities or operations of Purchaser or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Purchaser nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. To Purchaser’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries. To Purchaser’s knowledge, no Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Purchaser or any of its Subsidiaries.

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(e) To the knowledge of Purchaser, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Purchaser in connection with its business, and no IT Assets that are material to the business of Purchaser or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Purchaser and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Purchaser and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice.

Section 4.18 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, Purchaser has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws. Purchaser is not an “interested shareholder” (within the meaning of Section 12:132(9) of the BCL) of Company or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Company entitled to vote in the election of Company’s directors.

Section 4.19 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.20 Community Reinvestment Act Compliance. Purchaser Bank is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.

Section 4.21 No Additional Representations.

(a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser, its Subsidiaries nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Purchaser and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Purchaser, its Subsidiaries or any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) except for the representations and warranties made by Purchaser in this Article IV, any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser, its Subsidiaries or any of their respective Representatives.

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ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Purchaser, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its, books, records, assets, rights and other properties in good repair and condition and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries, without Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

(b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than dividends from a wholly owned Subsidiary to Company or another wholly owned Subsidiary of the Company, in any case in accordance with all applicable regulatory requirements, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Stock Options or Awards (x) outstanding on the date of this Agreement, or (y) permitted to be issued under this Section 5.1, in each case, in accordance with their terms;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof, other than the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Warrant, Company Stock Options or Awards outstanding on the date of this Agreement, in each case in accordance with their terms as in effect on such date;

(d) (i) hire or promote any employee, provided, that Company may hire at-will, non-officer employees at an annual rate of compensation of $25,000 or less to fill vacancies that may from time to time arise in the ordinary course of business consistent with past practice or (ii) grant any salary or wage increase or increase any employee benefit, including the grant of any incentive stock awards, incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable Law or (B) to satisfy contractual obligations existing as of the date hereof under any Company Plans set forth in Section 3.11(a) of the Company Disclosure Letter;

(e) except as provided in Section 2.7, enter into, establish, adopt, amend, modify or renew any Company Plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of Company Stock Options or other compensation or benefits payable under any Company Plans, fund or in any other way secure or fund the payment of compensation

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or benefits under any Company Plan, change the manner in which contributions to any Company Plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except as may be required by applicable Law, or (2) to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any Company Plan set forth in Section 3.11(a) of the Company Disclosure Letter;

(f) sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of Loans and sales of investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits and cash management sweeps in the ordinary course of business consistent with past practice;

(g) (1) Make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Company; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) Loans purchased or extended in accordance with Section 5.1(n) and purchases of investment securities for portfolio management purposes;

(h) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

(i) other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any Company Material Contract or expressly waive any material benefits under any Company Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or any agreement with any broker or finder in connection with the Merger and the other transactions contemplated hereby or any lease, license or other contract that is not a material contract but calls for payments of $100,000 or more by Company or its Subsidiaries;

(j) (1) settle any Action against it, except for an Action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $50,000 and that would not impose any non-monetary restriction on the business of it or its Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(k) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law and as approved in writing by Company’s independent public accountants;

(l) charge-off (except as may other be required by applicable Law or by any Governmental Entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to Purchaser;

(m) reduce its reserve for loan losses below $6.5 million, except as may be required by Law, Governmental Entity or GAAP;

(n) settle or compromise any material liability for Taxes, amend any material Tax Return, make or change any material Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

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(o) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Purchaser) as may be required by applicable Law;

(p) except for Loans or commitments for Loans that have previously been approved by Company prior to the date hereof, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (1) in excess of $3,000,000 in the aggregate for (x) for secured Loans relating to construction or development and (y) for Loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other Loans, including any unsecured Loans or (2) that is not made in conformity, in all material respects, with Company’s ordinary course lending policies and guidelines in effect as of the date hereof; provided, that, without limiting the immediately preceding clause, except for Loans or commitments for Loans that have previously been approved by Company prior to the date hereof, without previously notifying and consulting with Purchaser, Company shall not make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (1) in excess of $3,000,000 in the aggregate for (x) for secured Loans relating to construction or development and (y) for Loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other Loans, including any unsecured Loans; provided, further, that no additional funds shall be extended to a Loan classified as “criticized,” and no Loans shall be renewed beyond 90 days.

(q) (1) Make any capital expenditures in excess of $50,000 in the aggregate (2) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Company’s Subsidiaries to the Company) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity;

(r) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

(s) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(t) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

(u) except pursuant to agreements or arrangements in effect on the date hereof and previously provided to Purchaser, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of Company, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.1;

(v) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(w) make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (2) its hedging practices and policies;

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(x) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(y) fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement, or willfully take any action that violates a Company Regulatory Agreement;

(z) except as otherwise expressly permitted elsewhere in this Section 5.1, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 5.3) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice; or

(aa) enter into any Contract or otherwise agree or commit to take any of the foregoing actions.

Section 5.2 Conduct of Business by Purchaser. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Company, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.2 of the Purchaser Disclosure Letter, Purchaser shall use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition, and preserve its relationships with customers, suppliers and others having business dealings with it; provided, however, that nothing contained in this Section 5.2 or in this Agreement shall preclude Purchaser and its Subsidiaries from making any acquisition or investment in any other Person. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of Purchaser’s Disclosure Letter or as specifically required by this Agreement, Purchaser shall not, and shall not permit any of its Subsidiaries, without Company’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) adopt or enter into a plan of complete or partial liquidation or dissolution; or

(b) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Company) as may be required by applicable Law.

Section 5.3 No Solicitation by Company.

(a) Company shall not and shall cause its Subsidiaries and their directors, officers and employees not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer (whether firm or hypothetical) that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Company Acquisition Proposal, (iii) approve or recommend any Company Acquisition Proposal, or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Company Alternative Acquisition Agreement”). Company shall, and shall cause each of its Subsidiaries and the Representatives of Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Company Acquisition Proposal to which it

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or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) Company receives an unsolicited written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not the result of a material violation of this Section 5.3(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would violate its fiduciary duties under applicable Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Purchaser or shall be provided to Purchaser prior to or concurrently with the time it is provided to such Person, (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal, or (z) terminate this Agreement pursuant to Section 7.1(d)(iii) to enter into a Company Alternative Acquisition Agreement with respect to such Company Acquisition Proposal.

(b) Prior to taking any action under Section 5.3(a), the Company shall comply with the following obligations:

(i) the Company Board shall determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal is a Company Superior Proposal and such Company Superior Proposal has been made and has not been withdrawn and continues to be a Company Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3(a);

(ii) Company shall give Purchaser at least ten (10) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal), and shall contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Company Superior Proposal); and

(iii) Company shall negotiate, and shall cause its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal.

In the event of any material change to the terms of such Company Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 5.3 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) Business Days (rather than ten (10) Business Days referenced in clause (ii) above).

(c) In addition to the obligations of Company set forth in Sections 5.3(a) and (b), Company promptly (and in any event within 24 hours of receipt) shall advise Purchaser in writing in the event Company or any of its Subsidiaries or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Company Acquisition Proposal) or to engage in negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, in each case together with the material terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request. Company shall keep Purchaser informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or

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modification) of any such Company Acquisition Proposal or request and shall provide Purchaser with copies of all material documentation and correspondence related hereto. Without limiting any of the foregoing, Company shall promptly (and in any event within 24 hours) notify Purchaser orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Sections 5.3(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in Company or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving Company or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in, or 20% or more of the business, revenue, net income, assets or deposits of, Company or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether form one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act).

(ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated would be more favorable to the shareholders of Company from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal pursuant to Section 5.3(a) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 5.4 Preparation of Registration Statement and the Proxy Statement; Shareholders’ Meeting.

(a) As soon as practicable following the date of this Agreement, Company and Purchaser shall prepare and file with the SEC the Proxy Statement and Purchaser shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. Each of Company and Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to Company’s shareholders, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser shall also take any action required to be taken under any applicable state or foreign securities Laws in connection with the issuance of Purchaser Common Stock in the Merger, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Purchaser will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Company, Purchaser or any Subsidiary of Company or Purchaser, respectively, or any change occurs with respect to information supplied

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by or on behalf of Company or Purchaser, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Company or Purchaser, as applicable, shall promptly notify the other and Purchaser of such event, and Company, Purchaser and as applicable Purchaser shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s shareholders and to Purchaser’s shareholders.

(b) Subject to Section 5.3, Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the BCL, the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. Subject to Section 5.3, Company, through the Company Board, shall take all action necessary to (x) recommend to its shareholders that they adopt this Agreement, the Merger and the other transactions contemplated hereby, (y) include such recommendation in the Proxy Statement and (z) solicit the Company Shareholder Approval.

Section 5.5 Access to Information; Confidentiality.

(a) Subject to applicable Law Company shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of Company. In addition, Company will furnish Purchaser with a copy of each report filed by the Company or any of its subsidiaries with a Governmental Entity within three (3) business days following the filing thereof.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Purchaser and Company, dated as of June 27, 2014 (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Company or Purchaser pursuant to this Agreement (other than the Company Disclosure Letter and the Purchaser Disclosure Letter to the extent explicitly provided therein) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

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Section 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to resist, contest or defend any Actions (including administrative Actions) challenging the Merger or the completion of the transactions contemplated hereby, including using reasonable best efforts to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any party from exercising its rights under this Agreement; provided, further, that no party shall be required to take any action pursuant this Section 5.6 if the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 6.1(b)(2).

(b) The parties shall, and shall cause their respective Subsidiaries to, cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including satisfactory resolution of any outstanding audit or tax adjustment required by the IRS or necessary to comply with applicable legal, regulatory and accounting requirements, and consummation of the Merger (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of the parties will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the confidentiality of information, all information relating to such party and any of its subsidiaries, that appear in any filing made with or written materials submitted to any Governmental Entity in connection with the Requisite Regulatory Approvals, including without limitation prior Tax Returns that need to be revised or amended. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. The parties shall promptly deliver to each other copies of all filings, correspondence and orders to and from all Governmental Entities in connection with the transactions contemplated hereby, including seeking the Requisite Regulatory Approvals; provided, that each party may redact such information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans or personal information).

(c) Each of the parties hereto shall, upon request, furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. In exercising the foregoing rights, each of Purchaser and Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Company and Purchaser shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of substantive notices or other substantive written communications received by Company or Purchaser, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such transactions.

Section 5.7 Takeover Laws. Each of Company and Purchaser and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

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Section 5.8 Notification of Certain Matters. Company and Purchaser shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if, in any such case, the subject matter of such communication could be material to Company or Purchaser, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which, in any such case, relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) Subject to Section 5.9(c), Purchaser agrees that, to the fullest extent permitted under applicable Law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of Company or any of its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Plans, (collectively, the “Indemnified Parties”) and to the fullest extent permitted by the FBCA, the Company Charter or Company Bylaws and as in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that nothing herein shall be construed to limit Purchaser’s ability following the Closing to undertake any type of internal reorganization as it may deem desirable, including liquidating, merging or otherwise taking action with respect to any Subsidiary or Affiliate of Purchaser.

(b) Subject to any limitations that may be imposed by applicable Law, for a period of six years from and after the Effective Time, Purchaser shall indemnify and hold harmless each Indemnified Party, and any person who becomes an Indemnified Party between the date hereof and the Effective Time, to the fullest extent permitted by the current provisions regarding indemnification of and the advancement of expenses to Indemnified Parties contained in the FBCA, the Company Charter or the Company Bylaws (or comparable organizational documents) of each of the Company and its Subsidiaries in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, and Purchaser shall also advance expenses as incurred in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder. In the event any claim is asserted within such six-year period, all such rights in respect of any such claim shall continue until disposition thereof.

(c) For a period of six years after the Effective Time, Purchaser shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s

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directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Purchaser) for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Purchaser be required to expend annually in the aggregate an amount in excess of 200% of the amount of the aggregate premiums paid by Company for fiscal year 2014 for such purpose (which fiscal year 2014 premiums are hereby represented and warranted by Company to be as set forth in Section 5.9(c) of the Company Disclosure Letter, the “Insurance Amount”)) and, if Purchaser is unable to maintain such policy (or substitute policy) as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available for a period of six years following the Effective Time by payment of such amount; provided, further, that (i) Purchaser may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) Purchaser may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time) in an amount not in excess of 200% of the amount of the aggregate annual premiums paid by Company for fiscal year 2014 for such purpose.

(d) In the event that Purchaser, its Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Purchaser shall or shall cause as its Subsidiaries to, cause proper provision to be made so that the successor and assign of Purchaser, its Subsidiaries assumes the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 5.10 Employees.

(a) The employees of Company and its Subsidiaries who remain employed after the Effective Time (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by Purchaser and its Subsidiaries after the Closing for their service with Company or its Subsidiaries (or any predecessor thereto) prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements in accordance with Purchaser’s plan, seniority, or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, that all documented and accrued but unused vacation time as of the Effective Time shall be paid out by Company at the employee’s then-current rate of salary as set forth on Section 5.10(a) of the Company Disclosure Letter, which shall include detailed assumptions and calculations used by Company in calculating unused vacation time.

(b) Any employee of Company or its Subsidiaries who becomes an employee of Purchaser or its Subsidiaries after the Effective Time but later does not remain employed by Purchaser or its Subsidiaries after the Effective Time and who does not otherwise receive a severance payment from Company or its Subsidiaries in connection with the Merger shall receive a severance payment from Purchaser or its Subsidiaries as an employee of Purchaser or its Subsidiaries for the entire time he or she were an employee of Company or its Subsidiaries in accordance solely with the IBERIABANK Severance Pay Plan. All severance payment arrangements of the Company and its Subsidiaries shall terminate at the Effective Time and shall not be available to any employees of Company and its Subsidiaries who become employees of Purchaser or its Subsidiaries after the Effective Time. No former employee of Company or its Subsidiaries shall receive a change of control or severance payment from Purchaser if he or she received a change of control payment from Company or its Subsidiaries, unless provided otherwise pursuant to an agreement entered into between Purchaser and such employee, and Company shall, prior to the Effective Time, use reasonable best efforts to take all steps, and obtain such consents, as may be necessary to effectuate this Section 5.10(b).

(c) In the event of any termination of any Company or its Subsidiary health plan (a “Company health plan”), Purchaser and Purchaser Bank shall make available to Continuing Employees and their dependents,

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employer-provided health care coverage under health plans provided by Purchaser and Purchaser Bank. Unless a Continuing Employee affirmatively terminates coverage under a Company health plan prior to the time that such Continuing Employee becomes eligible to participate in the Purchaser health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of Purchaser and Purchaser Bank. In the event Purchaser terminates any Company health plan or consolidates any Company health plan with any Purchaser health plan, individuals covered by the Company health plan shall be entitled to immediate coverage under the Company health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

(d) Purchaser, Purchaser Bank and Company shall cooperate to develop, implement and communicate to key employees of Company retention arrangements designed to retain the services of such key employees, as appropriate, through the Effective Time and thereafter until the date of Company’s operating systems and branch conversions, as determined by Purchaser.

Section 5.11 Public Announcements. Purchaser and Company shall cooperate with respect to the issuing of any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, Company shall not issue any such press release or make any public announcement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. It is understood that Purchaser shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 5.12 shall limit Company’s (or Company Board’s) or Purchaser (or Purchaser Board’s) rights under Sections 5.3 or 5.4, respectively.

Section 5.12 Stock Exchange Listing. Purchaser shall use its reasonable best efforts to either (i) cause the shares of Purchaser Common Stock issuable to Company shareholders either to be approved for listing on Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the Share Issuance within the requisite time period after the Closing Date.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Plan of Reorganization.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Company and Purchaser shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Purchaser nor any Affiliate knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

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(b) As of the date hereof, Company does not know of any reason (i) why it would not be able to deliver to counsel to Company and counsel to Purchaser, at the date of the legal opinions referred to in Sections 6.2(d) and 6.3(d), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Purchaser to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Company hereby agrees to deliver such certificates effective as of the date of such opinions.

(c) As of the date hereof, Purchaser does not know of any reason (i) why it would not be able to deliver to counsel to Purchaser, at the date of the legal opinions referred to in Section 6.2(d) and 6.3(d), certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Purchaser to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Purchaser hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Purchaser would not be able to deliver the opinion required by Section 6.2(d). Purchaser will deliver such certificates to counsel to Purchaser and counsel to Company.

Section 5.15 Operating Functions. Company and Bank Subsidiary shall cooperate with Purchaser and Purchaser Bank in connection with planning for the efficient and orderly combination of the parties and the operation of Company and Bank Subsidiary after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date or such later date as Purchaser may decide. Company shall take any action Purchaser may reasonably request prior to the Effective Time to facilitate the combination of the operations of Bank Subsidiary with Purchaser Bank. Without limiting the foregoing, Company shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Company and Purchaser shall meet from time to time as Company or Purchaser may reasonably request, to review the financial and operational affairs of Company and Bank Subsidiary, and Company shall give due consideration to Purchaser’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Purchaser nor Purchaser Bank shall under any circumstance be permitted to exercise control of Company, Bank Subsidiary or any of its other Subsidiaries prior to the Effective Time, and (ii) Company shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws.

Section 5.16 Shareholder Litigation. Company shall promptly advise Purchaser orally and in writing of any actual or threatened shareholder litigation against the Company or its directors and officers relating to this Agreement, the Merger or transactions contemplated hereby and shall promptly provide Purchaser with a copy of the complaint or other writing threatening or commencing such shareholder litigation. Company shall: (i) permit Purchaser to review and discuss in advance, and consider in good faith the views of the Purchaser in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish Purchaser’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with Purchaser regarding the defense or settlement of any such shareholder litigation, shall give due consideration to Purchaser’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such shareholder litigation if such settlement requires the payment of money damages unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by the Company) under the Company’s existing director and officer insurance policies, including any tail policy, without the written consent of Purchaser (such consent not to be unreasonably withheld).

Section 5.17 Support Agreements. Company has delivered, or will deliver, to Purchaser, Support Agreements executed by Company’s directors and executive officers, substantially in the form of Exhibit I to this Agreement, pursuant to which Company directors and executive officers will support the Merger and transaction contemplated hereby and Company directors will be invited to join Purchaser Bank’s Tampa Advisory Board, or, if subsequently formed, Purchaser Bank’s Jacksonville Advisory Board.

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Section 5.18 Employment Agreement. Each of the existing employment and change in control severance agreements with Company or its Subsidiaries listed on Section 5.18 of Company Disclosure Letter shall be terminated as of or immediately prior to the Effective Time, and each Company employee shall receive any payments that such employee is entitled to receive under such existing employment or change in control severance agreements in accordance with the terms of such agreements with such payments made by Company or its Subsidiaries at the Effective Time; provided however, that no payments or benefits to employees or officers of Company or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code it being understood that Purchaser shall not make any payment pursuant to any employment, change of control, severance or similar arrangement in excess of limitations under 280G of the Code.

Section 5.19 New Employment Agreement. As of the date of this Agreement, Susan Martinez shall enter into an employment agreement with Purchaser Bank, to be effective at the Effective Time, and attached hereto as Exhibit II.

Section 5.20 WARN Act. Company agrees that, upon Purchaser’s written request, it shall provide a notification under the WARN Act for any Company or its Subsidiaries’ employee terminations or layoffs following the Effective Time. Purchaser shall indemnify, hold harmless and defend Company from and against any and all claims, lawsuits, costs (including reasonable attorneys’ fees) and liabilities suffered by Company as a result of any notice to Company employees at Purchaser’s request.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. Company Shareholder Approval shall have been obtained in accordance with the FBCA and this Agreement. Holders of not more than 10% of Company Capital Stock shall have exercised statutory rights of dissent and appraisal pursuant to the FBCA.

(b) Regulatory Approvals. (1) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (2) there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval, or otherwise, which shall have imposed a restriction or condition on, or requirement of, such approval, or otherwise, that would, after the Effective Time, (a) reasonably be expected to restrict or burden Purchaser in a manner that would have a Purchaser Material Adverse Effect (i) in connection with the transactions contemplated hereby or (ii) with respect to the business or operations of Purchaser or any of its Subsidiaries or (b) reasonably be expected to be unduly and materially burdensome.

(c) No Injunctions or Legal Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NASDAQ Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Capital Stock upon consummation of the Merger shall have been authorized for quotation on NASDAQ.

(f) Tax Opinion. Purchaser and Company shall have received a written opinion from Jones Walker LLP, counsel to Purchaser, dated as of the Closing Date, and based on the facts, representations, assumptions and

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exclusions set forth or described in such opinion, to the effect that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (ii) no gain or loss will be recognized by holders of Company Capital Stock who exchange all of their Company Capital Stock for Purchaser Common Stock pursuant to the Merger (except with respect to cash received), and (iii) the holding period for the shares of Purchaser Common Stock received by holders of Company Capital Stock will include the holding period for the shares of Company Capital Stock. Such counsel shall be entitled to rely upon representation letters from each of Purchaser and Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

Section 6.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Company set forth in (i) this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) which, individually or in the aggregate, have not had a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Sections 3.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in (i) this Agreement (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) which, individually or in the aggregate, have not had a Purchaser Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Purchaser Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Section 4.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 4.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

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(d) Company Regulatory Agreements. Company and its Subsidiaries shall have taken all steps to terminate all Company Regulatory Agreements, which may be effective, between Company and its Subsidiaries and any Governmental Entities on or before the Effective Time. Purchaser and its Subsidiaries shall have no further obligations under any Company Regulatory Agreement on and after the Effective Time.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Company (except as otherwise specified in this Section 7.1):

(a) by mutual written consent of Purchaser and Company;

(b) by either Purchaser on the one hand, or Company on the other hand:

(i) if the Merger shall not have been consummated on or before June 30, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of the failure of the Effective Time to occur on or before such date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv) if the approval of any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Merger and the other transactions contemplated by this Agreement by final, nonappealable action of such Governmental Entity.

(c) by Purchaser:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 (a “Company Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Company of such breach or failure; or

(ii) if Company or the Company Board (or any committee thereof) has (A) approved, adopted, endorsed or recommended any Company Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of the Company, (C) materially breached the terms of Section 5.3 in any respect adverse to Purchaser, or (D) materially breached its obligations under Section 5.4 by failing to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with Section 5.4; or

(iii) if a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Purchaser or a Subsidiary thereof), and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.

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(iv) if any approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of Purchaser, would so materially adversely affect its business or the economic benefits of the Merger to Purchaser as to render consummation of the Merger unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(v) if Company has experienced, or is reasonably likely to experience, a Company Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Purchaser, which notice shall specify the nature of the matter or matters constituting such Company Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Purchaser within fifteen (15) days following the end of such remedial or curative period.

(d) by Company:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 (a “Purchaser Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Purchaser of such breach or failure; or

(ii) if Purchaser has experienced, or is reasonably likely to experience, a Purchaser Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Company, which notice shall specify the nature of the matter or matters constituting such Purchaser Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Company within fifteen (15) days following the end of such remedial or curative period; or

(iii) pursuant to Section 5.3.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Company, except that the Confidentiality Agreement, this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any Intentional Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. For the avoidance of doubt, the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be paid by the Company, and all filing and other fees paid to the SEC, shall be paid by Purchaser. Each party shall be responsible for its own attorneys’ fees, accountants’ fees and related expenses in connection with the Merger.

(b) In the event that:

(i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) shall have been made directly to Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Company or the Company Board and (B) this Agreement is thereafter terminated by Company or Purchaser pursuant to Section 7.1(b)(i) (provided that Purchaser is not in breach of this

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Agreement) or Section 7.1(b)(iii) or by Purchaser pursuant to Section 7.1(c)(i), then (x) Company shall pay to Purchaser an amount equal to 50% of the Company Termination Fee (as defined below) on the second Business Day following such termination, and (y) if within twelve months after such termination Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Company Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof) then Company shall pay the remainder of the Company Termination Fee on the earlier of (i) the date of execution of such agreement or (ii) consummation of such transaction; or

(ii) this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii) or 7.1(c)(iii) or by Company pursuant to Section 7.1(d)(iii), then, in any such event, Company shall pay to Purchaser a termination fee of $3.5 million (the “Company Termination Fee”), it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion; or

(iii) this Agreement is terminated by Purchaser as a result of Company’s failure to satisfy any of its representations, warranties or covenants set forth herein, Company shall reimburse Purchaser Bank or Purchaser for its reasonable out-of-pocket expenses relating to the Merger in an amount of $250,000; provided, however, that this provision shall not apply in circumstances in which Purchaser is entitled to a Company Termination Fee. The expense reimbursement provided for in this Section 7.3(b)(iii) shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(c) For purposes of this Section 7.3, “Company Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(e)(i) except that references in Section 5.3(c)(i) to “20%” shall be replaced by “50%”.

(d) Payment of the Company Termination Fee or expense reimbursement (as applicable) shall be made by wire transfer of same day funds to the account or accounts designated by Purchaser (i) at the time or times provided in Section 7.3(b)(i), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) and (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii), Section 7.1(c)(iii) or 7.3(b)(iii). The payment of the Company Termination Fee shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(e) Each of Company and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Company or Purchaser fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 7.3, the non-paying party shall pay to other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend

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the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their express terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Purchaser, to:

IBERIABANK Corporation

601 Poydras Street

Suite 2075

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr., Executive Vice President,

General Counsel and Corporate Secretary

Facsimile: 504-310-7555

with a copy (which shall not constitute notice) to:

Jones Walker LLP

499 S. Capitol Street, SW

Washington, D.C.

Attention: Edward B. Crosland, Jr.

Facsimile: 202-203-0000

(ii)	if to Company, to:

Florida Bank Group, Inc.

201 N. Franklin Street, Suite 100

Tampa, Florida 33602

Attention: Susan Martinez, President and Chief Executive Officer

Facsimile: (813) 277-0296

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with a copy (which shall not constitute notice) to:

Smith Mackinnon, PA

255 South Orange Avenue, Suite 1200

Orlando, Florida 32801

Attention: John P. Greeley, Esq.

Facsimile: 407-843-2448

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “BHC Act” means the Bank Holding Company Act of 1956, as amended.

(c) “Business Day” means any day that Nasdaq is normally open and that is not a Saturday, a Sunday or a day on which banks in Lafayette, Louisiana or Tampa, Florida are authorized or required by Law or executive order to be closed.

(d) “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Company Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Purchaser in contemplation of the transactions contemplated hereby, (6) any failure by Company to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Company or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Company and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Company Material Adverse Effect pursuant to other clauses of the definition may be taken into account in determining whether there has been a Company Material Adverse Effect.

(e) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(f) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

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(g) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(h) “FDIC” means the Federal Deposit Insurance Corporation.

(i) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(j) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

(k) “Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(l) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technologies, trade secrets, works of authorship and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

(m) “IRS” means the Internal Revenue Service.

(n) “IT Assets” means computers, computer software, code, firmware, servers, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by Company and its Subsidiaries and used by Company or any of its Subsidiaries in the operation of the business of Company or any of its Subsidiaries.

(o) “knowledge” of any party means the actual knowledge after due inquiry of such party’s chief executive officer, president, chief financial officer, chief credit officer or general counsel.

(p) “Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, arbitration award, agency requirement, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(q) “Nasdaq” means the Nasdaq Stock Market, Inc. and the Nasdaq Global Select Market.

(r) “OFI” means the Office of Financial Institutions of the State of Louisiana.

(s) “Purchaser Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Purchaser to consummate, or prevents or materially delays, the Purchaser Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Purchaser Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding

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companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Company in contemplation of the transactions contemplated hereby, (6) any failure by Purchaser to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Purchaser or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect pursuant to the other clauses thereof may be taken into account in determining whether there has been a Purchaser Material Adverse Effect; and provided further that any decrease in the trading or market price of Purchaser’s stock will not, in itself, be considered to constitute a Purchaser Material Adverse Effect.

(t) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities laws.

(u) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(v) “PBGC” means the Pension Benefit Guaranty Corporation.

(w) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.

(x) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(y) “SEC” means the Securities and Exchange Commission and rules and regulations thereof.

(z) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(aa) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.

(bb) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(cc) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person

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is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).

(dd) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

(ee) “Total Merger Consideration” equals the sum of (1) the total value of Purchaser Common Stock to be issued in the Merger, (2) the aggregate Cash Price to be paid in the Merger and (3) the Aggregate Option Payment to holders of Company Stock Options.

Section 8.4 Interpretation. In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Articles, Sections or Exhibits are to the Preamble to, a Recital, Article or Section of, or Exhibit to, this Agreement;

(2) to this Agreement are to this Agreement, as amended, modified or supplemented in accordance with this Agreement, and the Exhibits to it, taken as a whole;

(3) to the “transactions contemplated by this Agreement” (or similar phrases) includes the transactions provided for in this Agreement, including the Merger;

(4) to any statute or regulation are to such statute or regulation as amended, modified, supplemented or replaced from time to time; and to any section of any statute or regulation are to any successor to such section;

(5) to any statute includes any regulation or rule promulgated thereunder;

(6) to any Governmental Entity include any successor to that Governmental Entity; and

(7) to the date of this Agreement or the date hereof are to the date of this Agreement.

The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party. The mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

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Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs ), (i) the provisions of Section 5.9 shall be enforceable by each Indemnified Party described therein, (ii) the provisions of Section 5.10 shall be enforceable by each Continuing Employee, and (iii) the right of holders of Company Capital Stock to receive the consideration payable pursuant to this Agreement shall be enforceable by each such holder of Company Capital Stock.

Section 8.7 Governing Law; Arbitration.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Louisiana.

(b) Any controversy, claim, or dispute arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Accordingly, the parties to this Agreement understand and agree that they have waived their rights to have any claims and/or disputes arising out of this Agreement litigated and/or adjudicated in a court of law, and thus agree that arbitration as provided herein is the exclusive process for resolving any and all legal and/or equitable claims and/or arising out of this Agreement. This waiver means that the parties irrevocably waive all of their rights to a judge or jury trial, whether in federal, state, administrative or local courts in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby and a party shall only present such claims and/or disputes for resolution through arbitration as provided in this Agreement. The arbitration proceedings shall be conducted before a panel of three (3) neutral arbitrators. The administrative fee and all costs of the arbitration, including the arbitrators’ compensation, shall be allocated equally between the parties. Each party to the arbitration shall be responsible for their own costs and attorney’s fees. The place of arbitration shall be New Orleans, Louisiana. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant to the arbitration clause in this Agreement.

(c) Either party may apply to the arbitrators seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal or pending the arbitral tribunal’s determination of the merits of the dispute or controversy.

(d) The award of the arbitrator shall be in writing, shall be signed by a majority of the arbitrators, and shall include a statement setting forth the reasons for the disposition of any claim.

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Section 8.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.11 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IBERIABANK Corporation

By:	/s/ Daryl G. Byrd
	Name:	Daryl G. Byrd
	Title:	President and Chief Executive Officer

Florida Bank Group, Inc.

By:	/s/ Susan Martinez
	Name:	Susan Martinez
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

Appendix B

[LETTERHEAD OF SANDLER O’NEILL + PARTNERS, L.P.]

October 2, 2014

Board of Directors

Florida Bank Group

201 N. Franklin Street, Suite 100

Tampa, FL 33602

Ladies and Gentlemen:

Florida Bank Group (“FBG”) and Iberiabank Corporation (“Iberia”) intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which FBG will merge with and into Iberia (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of FBG Class A Common Stock and FBG Class B Common Stock, including shares of FBG Class A Common Stock and shares of FBG Class B Common Stock to be issued at the Effective Time to the holders of FBG Preferred Stock (collectively, the “FBG Common Stock”) issued and outstanding immediately prior to the Effective Time (other than those shares as described in the Agreement) will be converted into the right to receive (i) 0.149 of a share (the “Exchange Ratio”) of common stock of Iberia and (ii) $7.81 per share in cash (the “Cash Price”) and subject to the adjustment, allocation and proration procedures as described in the Agreement. The Cash Price and the Exchange Ratio paid pursuant to the Agreement are referred to herein as the “Merger Consideration.” The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness of the Merger Consideration to the holders of FBG common stock from a financial point of view.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated as of October 1, 2014; (ii) certain publicly available financial statements and other historical financial information of FBG that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Iberia that we deemed relevant; (iv) internal financial projections for FBG for the fiscal years ending December 31, 2014 and December 31, 2015 as provided by senior management of FBG and a long-term estimated growth rate for the years thereafter as provided by senior management of FBG; (v) publicly available analyst earnings estimates for Iberia for the years ending December 31, 2014 through 2016 and a median long term growth rate thereafter; (vi) the pro forma financial impact of the Merger on Iberia based on assumptions relating to purchase accounting adjustments as discussed with the senior management of FBG and Iberia and certain cost savings and transaction expenses as discussed with the senior management of FBG; (vii) a comparison of certain financial and other information, including stock trading information, for FBG and Iberia with similar publicly available information for certain other publicly traded thrift institutions and commercial banks, respectively; (viii) the financial terms of certain other recent merger and acquisition transactions in the banking sector; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of FBG the business, financial condition, results of operations and prospects of FBG and held similar discussions with the senior management of Iberia regarding the business, financial condition, results of operations and prospects of Iberia.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by FBG and Iberia or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of senior management of each of FBG and Iberia that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We have not been asked to undertake,

Board of Directors

Florida Bank Group

October 2, 2014

and have not undertaken, an Iberia verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an Iberia evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FBG or Iberia or any of their respective subsidiaries, nor have we reviewed any individual credit files of FBG or Iberia. We did not make an Iberia evaluation of the adequacy of the allowance for loan losses of FBG or Iberia and we have assumed, with your consent, that the respective allowances for loan losses for both FBG and Iberia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill internal financial projections for FBG and used publicly available earnings estimates for Iberia. The respective senior managements of FBG and Iberia confirmed to us that the estimates used reflected the best judgments of management of the future financial performance of FBG and Iberia, respectively. Sandler O’Neill also received and used in its analyses certain projections purchase accounting adjustments which were prepared by and/or reviewed with senior management of FBG and Iberia. Sandler O’Neill also discussed certain transaction expenses and cost savings estimates with the senior management of FBG. With respect to these projections, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management, and we assumed that such performance would be achieved. We express no opinion as to any such estimates or projections or the assumptions on which they are based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of FBG or Iberia since the date of the most recent financial data made available to us as of the date of this letter.

We have assumed in all respects material to our analysis that FBG and Iberia will remain as going concerns for all periods relevant to our analyses. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on FBG, Iberia or the Merger, and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We express no opinion as to the prices at which the common stock of FBG or Iberia may trade at any time. We also express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

We have acted as financial advisor to the Board of Directors of FBG in connection with the Merger and a portion of our fee is contingent upon the closing of the Merger. We will also receive a fee for providing this opinion. FBG has also agreed to indemnify us against certain liabilities arising out of our engagement and to reimburse us for certain of our expenses incurred in connection with our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FBG and Iberia and their affiliates. We may also actively trade the securities of Iberia for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We render no opinion as the trading value of the Iberia Common Stock at any time in the future.

Board of Directors

Florida Bank Group

October 2, 2014

This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This letter is directed to the Board of Directors of FBG in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of FBG as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of FBG common stock and does not address the underlying business decision of FBG to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for FBG or the effect of any other transaction in which FBG might engage. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by FBG’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of FBG. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of FBG common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

Appendix C

Appraisal Rights under the Florida Business Corporation Act

607.1301 Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302 (2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 - 607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 Right of shareholders to appraisal.—

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303 Assertion of rights by nominees and beneficial owners.—

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 Notice of appraisal rights.—

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321 Notice of intent to demand payment.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 Appraisal notice and form.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

607.1323 Perfection of rights; right to withdraw.—

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 Shareholder’s acceptance of corporation’s offer.—

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326 Procedure if shareholder is dissatisfied with offer.—

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330 Court action.—

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331 Court costs and counsel fees.—

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 Disposition of acquired shares.—

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 Limitation on corporate payment.—

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.